02027807

P.E 4.1.02

1-14572

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002

FOUR SEASONS HOTELS INC.

1165 Leslie Street
Toronto, Ontario
Canada M3C 2K8
(416) 449-1750
(Address of principal executive offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____ Form 40-F __X__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__.

If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOUR SEASONS HOTELS INC.

April 22, 2002

/s/ Randolph Weisz
By: Randolph Weisz
Its: Senior Vice President
General Counsel and Secretary

Four Seasons Hotels Inc.

PROXY

Solicited by Management for the Annual Meeting of Shareholders to be held on May 22, 2002

The undersigned holder of Limited Voting Shares of Four Seasons Hotels Inc. ("Four Seasons") hereby appoints Wolfgang H. Hengst, or failing him, Kathleen Taylor, or instead of either of them: ______________________________ as proxy for the undersigned with power of substitution, to attend and vote for and on behalf of the undersigned at the Annual Meeting of Shareholders of Four Seasons to be held on May 22, 2002 and at any adjournment or adjournments thereof in the same manner, to the same extent and with the same powers as if the undersigned were present at the meeting or any adjournments thereof and, without limiting the general authorization and powers hereby given, the persons named as proxy are specifically directed to vote those shares of Four Seasons registered in the name of the undersigned as follows:

VOTE ☐ or WITHHOLD ☐ from voting for the election of two directors entitled to be elected separately, and as a class, by holders of Limited Voting Shares

VOTE ☐ or WITHHOLD ☐ from voting for the election of eleven directors by holders of Limited Voting Shares and Variable Multiple Voting Shares

VOTE ☐ or WITHHOLD ☐ from voting for the appointment of auditors and the authorization of the directors to fix their remuneration

SIGNED this ________ day of ________________, 2002. ______________________________

Signature of Shareholder

NOTES:

1. If a date is not inserted in the designated blank space for dating this form of proxy, this proxy shall be deemed to be dated on the day on which it is mailed.
2. The shares represented by this proxy received by management will be voted or withheld from voting in accordance with the direction of the shareholders. In the absence of any direction to the contrary, it is intended that the shares represented by this proxy received by management will be voted on any ballot: (a) for the election of directors; and (b) for the appointment of auditors and the authorization of the directors to fix the remuneration of the auditors; all as described in the Management Information Circular dated April 10, 2002.
3. This proxy confers discretionary authority on the above-named with respect to matters not specifically identified in the notice of meeting accompanying this proxy but which may properly come before the meeting or any adjournments thereof and with respect to amendments or variations of matters identified in the notice of meeting.
4. **Each shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for and on behalf of such shareholder at the meeting other than the persons specified above. Such right may be exercised by striking out the names of the specified persons and inserting the name of the person to be appointed in the blank space provided or by completing another appropriate form of proxy and, in either case, delivering the form of proxy to Four Seasons prior to the holding of the meeting.**
5. Please sign exactly as your name appears on the proxy. If the shareholder is a corporation, the proxy should be executed by duly authorized officers.

Detach here

Detach here

IMPORTANT NOTICE TO SHAREHOLDERS AND DEBENTUREHOLDERS

Canadian Income Tax Legislation requires that holders of securities must provide their Social Insurance Number (SIN) to the issuing company or its record keeping agent acting on its behalf. Canada Customs and Revenue Agency reserves the right to levy a penalty of $100, for which you would be liable, if you do not provide your SIN. If your SIN is not shown in the box below, or is recorded incorrectly, please enter it in the space provided and return this form to Computershare Trust Company of Canada in the envelope provided herewith.

SOCIAL INSURANCE NUMBER

COMPLETE AND RETURN AS SOON AS POSSIBLE TO:

Computershare Trust Company of Canada
100 University Ave.,
9th Floor
Toronto, Ontario M5J 2Y1

FROM:

PLEASE RECORD/CORRECT MY SOCIAL INSURANCE NUMBER ON YOUR REGISTER

Tel: Res.: (   ) .... Bus.: (   ) ....

Date: .... Signature ....

FOUR SEASONS
Hotels and Resorts

Four Seasons Hotels Inc.

To NON-REGISTERED SHAREHOLDERS National Policy Statement No. 41/Shareholder Communication provides beneficial shareholders with the opportunity to elect annually to have their name added to an issuer's supplemental mailing list in order to receive interim financial statements of the Company. If you are interested in receiving such statements or other selective shareholder communications please complete and return this card.

Name: (Please Print) ______________________________

Address: ______________________________

______________________ Postal Code/Zip Code: __________

Signature: ______________________ Date: __________
I certify that I am a beneficial shareholder.

CUSIP 35100E 10 4

FOUR SEASONS
Hotels and Resorts

Place postage here

Four Seasons Hotels Inc.
c/o Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1

Attention: Stock & Bond Transfer Services

FOUR SEASONS
Hotels and Resorts

Four Seasons Hotels Inc.

Notice of Annual Meeting of Shareholders

TAKE NOTICE THAT an Annual Meeting of the Shareholders of Four Seasons Hotels Inc. ("Four Seasons") will be held in the Regency Ballroom, Four Seasons Hotel, 21 Avenue Road, Toronto, Ontario on Wednesday, the 22nd day of May, 2002, at 10:00 a.m. (Toronto time) to:

1. Receive the financial statements for the year ended December 31, 2001, together with the report of the auditors on those financial statements;

2. Elect directors;

3. Appoint auditors and authorize the directors to fix their remuneration; and

4. Transact any other business that may properly be brought before the meeting and any adjournments of the meeting.

A copy of the 2001 Annual Report of Four Seasons accompanies this Notice.

If you are not able to be present personally, please sign and return the form of proxy accompanying this Notice in the envelope provided for that purpose.

DATED at Toronto, Ontario this 10th day of April, 2002.

BY ORDER OF THE BOARD

RANDOLPH WEISZ
Secretary

FOUR SEASONS
Hotels and Resorts

Four Seasons Hotels Inc.

Management Information Circular

TABLE OF CONTENTS

FOUR SEASONS
Hotels and Resorts

Four Seasons Hotels Inc.

Management Information Circular

Annual Meeting of Shareholders to be held on May 22, 2002

This Management Information Circular is furnished in connection with the solicitation by management of Four Seasons Hotels Inc. ("Four Seasons") of proxies to be used at the Annual Meeting of Shareholders of Four Seasons (the "Meeting") to be held on May 22, 2002 at the time, place and for the purposes set out in the Notice of Meeting accompanying this Management Information Circular and any adjournments of the Meeting. It is expected that the solicitation will be primarily by mail. The costs of solicitation will be borne by Four Seasons.

SOLICITATION OF PROXIES

Voting of Shares Represented by Proxies

The shares represented by any proxy received by management will be voted or withheld from voting by the persons named in the enclosed form of proxy in accordance with the direction of the shareholders appointing them. In the absence of any direction to the contrary, it is intended that the shares represented by proxies received by management will be voted on any ballot:

- **for the election of those persons listed below as directors; and**
- **for the appointment of auditors and authorization of the directors to fix the remuneration of the auditors;**

all as described in this Management Information Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to matters not specifically mentioned in the Notice of Meeting but that may properly come before the Meeting or any adjournments and amendments or variations of matters identified in the Notice of Meeting. Management currently has no knowledge of any such amendment, variation or matter other than routine matters incidental to the conduct of the Meeting. If any other business is properly brought before the Meeting, it is intended to vote on such other business in such manner as the persons appointed as proxy then consider to be proper.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are senior officers of Four Seasons. Each shareholder has the right to appoint a person (who need not be a shareholder) other than the persons named in the enclosed form of proxy to attend and act for and on that shareholder's behalf at the Meeting. This right may be exercised by striking out the names of the named persons and inserting the name of the person to be appointed in the blank space provided in the enclosed form of proxy or by completing another appropriate form of proxy. In either case, the form of proxy must be delivered to Four Seasons prior to the holding of the Meeting.

A shareholder may revoke a proxy at any time before it has been exercised. Subsection 110(4) of the *Business Corporations Act* (Ontario) gives shareholders a right to revoke a proxy and sets out a procedure for revoking proxies by depositing an instrument in writing or transmitting a revocation by telephonic or electronic means so that it is received by Four Seasons at its registered office at any time up to and including the last business day before the Meeting (or any adjournment) or with the Chairman of the Meeting on the day of the Meeting (or any adjournment).

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of Four Seasons consists of an unlimited number of First Preference Shares, issuable in series, an unlimited number of Second Preference Shares, issuable in series, 3,982,172 Variable Multiple Voting Shares and an unlimited number of Limited Voting Shares. At March 23, 2002, 3,982,172 Variable Multiple Voting Shares and 31,154,357 Limited Voting Shares were outstanding.

Holders of Variable Multiple Voting Shares and Limited Voting Shares of record at the close of business on April 15, 2002 will be entitled to vote at the Meeting, except to the extent that the holder has transferred any of those shares after that date and the new holder produces properly endorsed certificates evidencing those shares (or otherwise establishes proper ownership) and demands at any time before the Meeting to be included in the list of shareholders eligible to vote at the Meeting. Holders of Limited Voting Shares are entitled to vote on all matters that come before the Meeting. Holders of Variable Multiple Voting Shares are entitled to vote on all matters that come before the Meeting, other than the election as directors of the two individuals indicated under the heading "Nominees for Election by the Holders of Limited Voting Shares". As at March 23, 2002, each Limited Voting Share entitles the holder to one vote and each Variable Multiple Voting Share entitles the holder to 15.2 votes.

To the knowledge of the directors and officers of Four Seasons, the only persons that own, of record or own beneficially, directly or indirectly, or exercise control or direction over securities of Four Seasons carrying more than 10% of the voting rights attaching to any class of voting securities of Four Seasons are as follows:

			As at March 23, 2002	
Name and Address	**Designation of Class**	**Type of Ownership**	**No. of Securities**	**Percentage of Class**
Triples Holdings Limited[(1)] Toronto, Ontario	Variable Multiple Voting Shares	beneficially and of record	3,982,172	100%
Kingdom Investments Inc.[(2)] Bridgetown, Barbados	Limited Voting Shares	beneficially and of record	7,568,504	24.30%
Bank of America Corporation Charlotte, North Carolina	Limited Voting Shares	—[(3)]	5,145,570	16.52%
Putnam Investments, LLC Boston, Massachusetts	Limited Voting Shares	—[(4)]	3,413,691	10.96%

(1) All the outstanding shares of Triples Holdings Limited are beneficially owned by Isadore Sharp and members of his immediate family. At March 23, 2002, the votes attaching to the outstanding Variable Multiple Voting Shares represented approximately 66.02% of the votes attaching to all outstanding voting securities of Four Seasons.

(2) Kingdom Investments Inc. is a company controlled by His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud of Saudi Arabia.

(3) Four Seasons has relied on a Schedule 13G filed with the U.S. Securities and Exchange Commission disclosing the number of Limited Voting Shares over which Bank of America Corporation and its subsidiaries have voting or dispository power.

(4) Four Seasons has relied on a Schedule 13G filed with the U.S. Securities and Exchange Commission disclosing the number of Limited Voting Shares over which Putnam Investments, LLC and its subsidiaries have voting or dispository power.

ELECTION OF DIRECTORS

The persons named in the enclosed form of proxy intend to vote for the election of the thirteen nominees whose names are set out below. All the nominees are now, and have been since the years indicated, members of the Board of Directors. Management does not contemplate that any of the proposed nominees will be unable to serve as a director. If that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. It is intended that each director will hold office until the next annual election of directors.

The following table sets out the names of the nominees, all major positions and offices with Four Seasons presently held by them, their principal occupations, the year they became a director of Four Seasons and the number of voting securities of Four Seasons beneficially owned, directly or indirectly, by them or over which they exercise control or direction as of March 23, 2002.

Name and Position with Corporation	Principal Occupation	Year Became Director	Variable Multiple Voting Shares[1]	Limited Voting Shares[1]
NOMINEES FOR ELECTION BY THE HOLDERS OF LIMITED VOTING SHARES				
Nan-b de Gaspé Beaubien[2][4] Director	Co-Chair, Business Families Foundation[6] and Co-Chair, Philbeau Company[7]	1997	—	4,000
J. Robert S. Prichard[4] Director	President, Torstar Media Group and Chief Operating Officer, Torstar Corporation[8]	1996	—	1,000
NOMINEES FOR ELECTION BY THE HOLDERS OF LIMITED VOTING SHARES AND VARIABLE MULTIPLE VOTING SHARES				
Edmond M. Creed[2] Director	Retired Executive	1978	—	65,456
Frederick Eisen Director	President and Chief Executive Officer, The Eisen Corporation[9]	1985	—	134,557
H. Roger Garland Director	Corporate Director	1985	—	86,603
Charles S. Henry[2][4][5] Director	President, Hotel Capital Advisers, Inc.[10]	1994	—	2,500
Murray B. Koffler[3][4] Director	Partner, The Koffler Group[11]	1978	—	79,478
Lionel H. Schipper[2][3][4] Director	President, Schipper Enterprises Inc.[11]	1988	—	52,953
Isadore Sharp[2] Chairman, Chief Executive Officer and Director	Officer of Four Seasons and Four Seasons Hotels Limited	1978	3,982,172[12]	—
Anthony Sharp Director	President, AD Sharp Development, Inc.[13]	1999	—	76,204
Benjamin Swirsky[2][3] Director	Chairman and Chief Executive Officer, Beswir Properties Inc.[11]	1985	—	—
Shuichiro Tamaki Director	Executive Vice-President, Japan-Mexico Hotel Investment Co., Ltd.[14]	1991	—	—

Name and Position with Corporation	Principal Occupation	Year Became Director	Variable Multiple Voting Shares[1]	Limited Voting Shares[1]
Simon M. Turner[3][5] Director	Principal, Hotel Capital Advisers, Inc.[10]	2002[15]	—	1,800

Notes:

(1) The information as to shares beneficially held or controlled, not being within the knowledge of Four Seasons, has been furnished by the nominees.

(2) Member of Compensation and Organization Committee.

(3) Member of Audit Committee.

(4) Member of Corporate Governance Committee.

(5) Nominee of Kingdom Investments Inc. under an agreement with Triples Holdings Limited and Isadore Sharp pursuant to which Triples and Mr. Sharp have agreed to support the election of two nominees of Kingdom to the Board of Directors of Four Seasons.

(6) Non-profit foundation.

(7) Investment/holding company.

(8) Media and publishing company.

(9) Financial and development consulting company.

(10) Hotel investment advisory firm.

(11) Investment/holding company.

(12) See "Voting Shares and Principal Holders Thereof".

(13) Real estate/resort development company.

(14) Real estate holding company.

(15) Mr. Turner also served as a director of Four Seasons between January 2, 1997 and August 2, 2000.

APPOINTMENT OF AUDITORS

Management proposes that KPMG LLP, Chartered Accountants, Toronto, Ontario, be reappointed as auditors of Four Seasons and that the directors be authorized to fix the remuneration of the auditors.

For the year ended December 31, 2001, fees for audit and audit-related services provided by KPMG LLP for Four Seasons and its subsidiaries were $638,000. Fees of $499,095 were incurred for non-audit services provided by KPMG LLP. These services included legislative and regulatory compliance, tax and other general consulting services.

REPORT ON EXECUTIVE COMPENSATION

The Compensation and Organization Committee (the "Compensation Committee") of the Board of Directors is responsible for approving annually the compensation of the Chief Executive Officer and for reviewing the compensation of all other executive officers. The Compensation Committee also reviews all human resources policies and decisions of strategic significance to Four Seasons.

The Compensation Committee and the Board of Directors recognise that the high operating standards consistently achieved in Four Seasons properties and the service culture and philosophy on which those standards are based represent a significant competitive advantage, which underpins the strength of Four Seasons brand. Preserving and enhancing operating standards and service culture in a growing number of diverse locations around the world is increasingly important as Four Seasons rapidly expands its operations internationally.

Extending Four Seasons' operating standards and service culture into new and different linguistic and cultural environments places a premium on the early recognition and development of an increasing number of multi-lingual, culturally adaptable managers with the operating and functional skills, communication and leadership ability to quickly create a true Four Seasons experience for employees and guests in each new location. Accordingly, the Compensation Committee and the Board of Directors regard the processes of management selection, training, compensation, career planning and development together with sound succession planning as being of the highest strategic significance.

Composition of the Compensation and Organization Committee

During 2001, the Compensation Committee consisted of Mr. Isadore Sharp and five non-executive members of the Board of Directors, none of whom is an officer, employee or former employee of Four Seasons or any of its subsidiaries. The five non-executive members of the Board of Directors referred to above are Lionel Schipper (Chairman), Edmond Creed, Nan-b de Gaspé Beaubien, Charles Henry and Benjamin Swirsky.

During 2001, five meetings of the Compensation Committee were held. Mr. Sharp was not present when matters relating to his own compensation, or any other matters in which he might have a conflict of interest, were under discussion.

Compensation Philosophy

The business strategy of Four Seasons is to capitalise on its acknowledged leadership position in the luxury segment of the hospitality industry and to enhance overall profitability through a focussed international expansion programme (including in its Residential Properties business) while maintaining its historic strengths in employee relations and customer service. The knowledge, skill, experience, stability and commitment of all employees, but particularly of senior management, are of critical importance to the short and long term achievement of this business strategy.

Four Seasons' future growth, development and acquisition opportunities lie predominantly in areas such as Europe, the Middle East, South America and Asia/India. The structure of total compensation for Four Seasons' executives is, therefore, designed to attract, motivate and retain executives who have the experience, ability, cross-cultural sensitivity and flexibility to direct and manage the growth of Four Seasons in this global context. The Compensation Committee believes that the retention of the existing management team and the development of qualified successors through progressive internal development are important components of a process designed to assure the continuity of Four Seasons' operating standards, service culture and brand strength.

Given Four Seasons' widely acknowledged leadership in its chosen segment and the relatively limited supply of qualified executives, the Compensation Committee closely monitors the compensation practices of other leading international hotel companies.

Structure of Compensation

Four Seasons' compensation program has three principal components: basic salary, annual incentives and stock options. The relative weighting of the components of this compensation structure encourages a focus on building long-term shareholder value, as well as on optimising business performance through the effective management and enhancement of all aspects of business operations and key staff functions and through sound teamwork and co-ordination of all strategic activities.

Total remuneration for executive officers is intended to approximate the 75th percentile of remuneration levels offered by a carefully identified group of international hotel companies (including Hyatt, Hilton, Meridien, Starwood, Mandarin, Shangri-la and The Ritz-Carlton division of Marriott, among others).

Basic Salary

Competitive basic salaries are required to provide an adequate level of base after-tax income, when compared with other international tax jurisdictions in which the executive officers have the opportunity to take employment. Basic salaries reflect, for each individual, their position, scope, experience and performance.

In view of the rapid growth occurring in the international hospitality industry and of the increasing level of competition for qualified management, the Compensation Committee recognises that significant increases in basic salaries for certain executive officers may be necessary in order to preserve an appropriate competitive position. However, given the current economic climate no increases have been proposed for 2002, with the exception of compensation adjustments related to promotions or job scope changes.

Annual Incentive Plans

Four Seasons operates an Annual Incentive Plan for all senior officers. Awards under this plan are based on a combination of financial and non-financial measures of corporate and individual performance. The target incentive value is 30% of eligible basic earnings in the fiscal year, with the maximum incentive value being 45% of eligible basic earnings. Individual incentive values are derived from a formula based on net earnings performance of Four Seasons, as well as the level of achievement of individual goals in specific key result areas. Incentive awards are paid in the first quarter of the year following the fiscal year to which they relate.

In respect of 2001, participating senior executives received no incentive payment based on the financial component of the incentive plan, because the net earnings of Four Seasons did not attain the threshold level required under the Plan.

Options to Purchase Securities

Four Seasons maintains the Director, Executive and Employee Stock Option Plan (the "Plan"), the purpose of which is to foster a close identification among Four Seasons, the participants and the long term interests of shareholders. Relative to other international hotel companies, Four Seasons places greater emphasis on stock options as an element of total compensation. The Compensation Committee is satisfied that the five year vesting schedule that applies to virtually all option grants under the Plan assists in the retention of executives whose contributions have an impact on the effective implementation of strategic plans.

Options were granted in various amounts and at various prices during 2001 and in prior years in accordance with the provisions of the Plan. All options are issued at an exercise price determined by reference to the weighted average price of board lots traded on The Toronto Stock Exchange in the five trading days preceding the date of grant. The options are not transferable, have a term of ten years, and generally become exercisable in varying proportions on each of the first five anniversaries of the date of grant.

Compensation of the Chief Executive Officer

All components of the Chief Executive Officer's compensation are determined by the Compensation Committee, without the involvement of Mr. Sharp.

Consistent with prior practice, the total compensation package of the Chief Executive Officer for 2002 was reviewed with the assistance of an independent consulting firm having regard to both general and industry-specific survey data. Organizations participating in these surveys include leading international hotel companies as well as various Canadian public companies whose revenues, profitability and market capitalization are comparable to those of Four Seasons. Based on the consultant's review, the Compensation Committee was satisfied that Mr. Sharp's total compensation was appropriately competitive with the comparative group.

In 2001, Mr. Sharp received a basic annual salary of $1,631,015 and participated in the Four Seasons' Annual Incentive Plan. With effect from January 1, 2002, Mr. Sharp's basic annual salary remained unchanged (consistent with the practice for corporate employees of Four Seasons).

March 25, 2002
Report presented by:

Lionel Schipper (Chairman)
Edmond Creed
Nan-b de Gaspé Beaubien
Charles Henry
Isadore Sharp
Benjamin Swirsky

SHAREHOLDER RETURN PERFORMANCE GRAPH

The graph below compares the yearly percentage change in the cumulative total shareholder return on Four Seasons' Limited Voting Shares against the cumulative total shareholder return of the TSE 300 Composite Index for the five-year period commencing December 31, 1996 and ending December 31, 2001*.



DOLLARS
600
500
400
300
200
100
0
12/96
12/97
12/98
12/99
12/00
12/01
FOUR SEASONS HOTELS INC.
TSE 300

* Assumes that the initial value of the investment in Four Seasons' Limited Voting Shares and in the TSE 300 Composite Index was $100 on December 31, 1996, and that all subsequent dividends were re-invested.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the annual and long-term compensation earned for the fiscal years ended December 31, 1999, 2000 and 2001, for the Chief Executive Officer and the four other most highly compensated executive officers of Four Seasons and its subsidiaries. Those listed on the table are referred to as the "Named Executive Officers".

2001 Compensation — Summary Table

		Annual Compensation			Long-Term Compensation Awards	
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)(1)**	**Securities Under Options/SAR's Granted (#)(2)**	**All Other Compensation ($)**
Isadore Sharp	2001	1,631,015	366,978	—	—	2,327
Chairman and Chief	2000	1,560,780	702,351	—	—	2,327
Executive Officer	1999	1,500,750	675,338	—	—	3,776
Wolfgang H. Hengst	2001	522,500	117,562	—	—	12,836
President	2000	500,000	225,000	—	—	10,312
Worldwide Hotel Operations	1999	469,890	211,451	—	348,572	6,928
Kathleen P. Taylor	2001	522,500	117,562	—	—	14,558
President	2000	450,000	202,500	—	—	11,907
Worldwide Business Operations	1999	362,500	163,125	109,792	310,000	8,350
Douglas L. Ludwig	2001	415,000	93,375	—	—	13,528
Executive Vice President, Chief	2000	375,000	168,750	—	—	11,270
Financial Officer and Treasurer	1999	340,000	153,000	—	310,000	9,120
Antoine Corinthios	2001	348,482	73,181	830,801	—	25,424
President — Europe, Middle East	2000	319,993	137,997	588,043	—	23,516
and Africa	1999	308,344	132,974	542,937	2,572	12,435

(1) Except as indicated, the value of perquisites and benefits for each Named Executive Officer is less than the lesser of $50,000 and 10% of total annual salary and bonus. The value of perquisites and benefits for each Named Executive Officer does not individually exceed 25% of total Other Annual Compensation.

(2) Mr. Sharp does not participate in the Plan (See "Long-Term Incentive Plan").

Stock Options

There were no grants of options to purchase Limited Voting Shares of Four Seasons made in 2001 to the Named Executive Officers under the Plan.

The following table sets forth details of the exercise of certain options by each of the Named Executive Officers during the fiscal year ended December 31, 2001, and the fiscal year-end value of unexercised options on an aggregated basis.

Aggregate Option Exercises in 2001 and Year-end Option Values

Name	Options exercised (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2001 (#)		Value of Unexercised in-the-Money Options at December 31, 2001 ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Isadore Sharp(1)	—	—	—	—	—	—
Wolfgang H. Hengst	18,200	1,284,591	111,763	362,572	5,013,314	8,434,241
Kathleen P. Taylor	350	15,544	78,452	310,000	3,901,418	7,221,000
Douglas L. Ludwig	—	—	98,525	310,000	4,899,648	7,221,000
Antoine Corinthios	1,500	83,385	129,217	49,572	4,309,359	1,655,141

(1) Mr. Sharp does not participate in the Plan (See "Long-Term Incentive Plan").

Long-Term Incentive Plan

At a special meeting of shareholders held on December 19, 1989, the shareholders of Four Seasons approved a long term incentive plan (the "Incentive Plan") for the Chief Executive Officer of Four Seasons. Under the Incentive Plan, Four Seasons and its principal operating subsidiary, Four Seasons Hotels Limited ("FSHL"), have agreed that FSHL will make a payment to the Chief Executive Officer on an arm's-length sale of control of Four Seasons. The first portion of the payment will be an amount equal to 5% of the product of (i) the aggregate number of Variable Multiple Voting Shares and Limited Voting Shares outstanding at the time of the sale and (ii) the per share consideration received by holders of Limited Voting Shares minus $6.30. If the per share consideration received by holders of Limited Voting Shares on the sale is equal to or greater than 125% of the weighted average price of Limited Voting Shares traded in board lots on The Toronto Stock Exchange during the period commencing six months and ending one month prior to the first public announcement of the sale, the Chief Executive Officer is entitled to an additional payment equal to 5% of the product of (i) the aggregate number of Variable Multiple Voting Shares and Limited Voting Shares outstanding at the time of the sale and (ii) the per share consideration received by holders of Limited Voting Shares minus $20.84.

The right to receive the two payments may be transferred among members of the Chief Executive Officer's family, their holding companies and trusts. Upon the death of the Chief Executive Officer, the right to the payments passes to his legal or personal representatives, heirs or permitted assigns.

At the time the Incentive Plan was implemented, the Chief Executive Officer surrendered to Four Seasons an option to acquire 1,000,000 Limited Voting Shares which was granted to him on December 6, 1985 at an exercise price of $6.30 per share.

INTERNATIONAL RETIREMENT PLAN

All senior officers of Four Seasons and its subsidiaries participate in the International Retirement Plan, which is a non-qualified, non-registered plan providing benefits based on each participant's credited service and average pensionable earnings over the three years immediately preceding retirement. Following 25 years of credited service, and on reaching ages between 60 and 65, the officer is entitled to receive on retirement a life annuity benefit equal to 55% of his or her average pensionable earnings in the three years immediately preceding retirement ("Final Average Salary").

The table below illustrates the total annual retirement benefit under this plan to an eligible officer at various levels of service and salary.

Pension Plan Table

2001 Basic Salary ($)	Years of Service				
	15	20	25	30	35
$200,000	$66,000	$88,000	$110,000	$110,000	$110,000
$300,000	$99,000	$132,000	$165,000	$165,000	$165,000
$400,000	$132,000	$176,000	$220,000	$220,000	$220,000
$500,000	$165,000	$220,000	$275,000	$275,000	$275,000
$600,000	$198,000	$264,000	$330,000	$330,000	$330,000
$700,000	$231,000	$308,000	$385,000	$385,000	$385,000
$800,000	$264,000	$352,000	$440,000	$440,000	$440,000
$900,000	$297,000	$396,000	$495,000	$495,000	$495,000
$1,000,000	$330,000	$440,000	$550,000	$550,000	$550,000
$1,100,000	$336,000	$484,000	$605,000	$605,000	$605,000
$1,200,000	$396,000	$528,000	$660,000	$660,000	$660,000
$1,300,000	$429,000	$572,000	$715,000	$715,000	$715,000
$1,400,000	$462,000	$616,000	$770,000	$770,000	$770,000
$1,500,000	$495,000	$660,000	$825,000	$825,000	$825,000
$1,600,000	$528,000	$704,000	$880,000	$880,000	$880,000
$1,700,000	$561,000	$748,000	$935,000	$935,000	$935,000

For the purposes of calculating pension benefits, compensation includes only basic salary and excludes annual incentives pursuant to the Annual Incentive Plan and other perquisites. Amounts paid under the International Retirement Plan are not subject to any deduction for social security or any other offset amounts.

For each Named Executive Officer, the number of years of service credited for purposes of the Pension Plan Table is as follows:

Named Executive Officer	Credited Years of Service
Isadore Sharp	40
Wolfgang H. Hengst	24.20
Kathleen P. Taylor	12.80
Douglas L. Ludwig	17.50
Antoine Corinthios	24.7

INDEBTEDNESS UNDER SECURITIES PURCHASE PROGRAMS

In December 1985, Four Seasons issued Employee Preference Shares ("EPS") to certain employees of Four Seasons and its subsidiaries (including certain hotel general managers). EPS were non-voting and ranked equally (to the extent of issue price plus declared and unpaid dividends) with Variable Multiple Voting Shares and Limited Voting Shares as to distributions on liquidation or winding-up of Four Seasons. EPS were convertible at the option of the holder into 2.14286 Limited Voting Shares per EPS. At the time of issuance of the EPS, the employees borrowed funds from a Canadian chartered bank to acquire the EPS (the "EPS Loans") and deposited as security with the bank the EPS so acquired. The EPS Loans are guaranteed by FSHL and bear interest at market rates. On February 6, 1996, each of the 56,625 outstanding EPS were converted into Limited Voting Shares and the share certificates for Limited Voting Shares acquired on the conversion thereof were deposited with the bank as security for the EPS Loans. FSHL continues to guarantee the EPS Loans. As of March 23, 2002, 62,282 Limited Voting Shares remain deposited with the bank as security for the EPS Loans outstanding as at that date.

As at March 23, 2002, the aggregate indebtedness guaranteed by Four Seasons or its subsidiaries, of all officers, directors, employees and former officers, directors and employees of Four Seasons or any of its subsidiaries (including certain hotel general managers) entered into in connection with the purchase of securities of Four Seasons was $435,637.

The following table sets forth the indebtedness to Four Seasons or the indebtedness guaranteed by FSHL, of all directors, executive officers and senior officers of Four Seasons entered into in connection with the purchase of securities of Four Seasons.

Indebtedness of Directors, Executive Officers and Senior Officers Under Securities Purchase Programs

Name and Principal Position	Involvement of Four Seasons or Subsidiary	Largest Amount Outstanding During Fiscal 2001 ($)	Amount Outstanding as at March 23, 2002 ($)	Financially Assisted Securities Purchases During Fiscal 2001 ($)	Security for Indebtedness
Wolfgang H. Hengst President Worldwide Hotel Operations	Guaranteed by Four Seasons Hotels Limited	112,500	112,500	—	Limited Voting Shares of Four Seasons

INDEBTEDNESS OTHER THAN UNDER SECURITIES PURCHASE PROGRAMS

As at March 23, 2002, the aggregate indebtedness to Four Seasons and its subsidiaries of all officers, directors, employees and former officers, directors and employees of Four Seasons or any of its subsidiaries (including certain hotel general managers) not entered into in connection with the purchase of securities of Four Seasons or any of its subsidiaries, excluding routine indebtedness, was $11,828,439.

FSHL pays interest on, and guarantees up to 10% of, the aggregate indebtedness to a Canadian chartered bank of certain officers, directors, employees and former officers, directors and employees of Four Seasons and its subsidiaries not entered into in connection with the purchase of securities of Four Seasons or any of its subsidiaries. As at March 23, 2002, the aggregate amount of such indebtedness, excluding routine indebtedness, was $3,873,475.

Indebtedness of Directors, Executive Officers and Senior Officers
Other Than Under Securities Purchase Programs
(Other Than Routine Indebtedness)

Name and Principal Position[1]	Involvement of Four Seasons or Subsidiary[2]	Largest Amount Outstanding During 2001 Fiscal Year ($)	Amount Outstanding as at March 23, 2002
Antoine Corinthios President — Europe, Middle East and Africa	Interest paid by Four Seasons Hotels Limited	$ 229,715[3][5]	$130,000[3][5]
Wolfgang H. Hengst President Worldwide Hotel Operations	Interest paid by Four Seasons Hotels Limited	$ 683,325[3]	$607,950[3]
Douglas L. Ludwig Executive Vice President Chief Financial Officer and Treasurer	Interest paid by Four Seasons Hotels Limited	$ 212,469[3] $1,372,006	$209,868[3] $617,713
Craig Reith Vice President, Finance and Assistant Treasurer	Interest paid by Four Seasons Hotels Limited	$ 182,278[3]	$176,271[3]
Barbara M. Talbott Executive Vice President Marketing	Interest paid by Four Seasons Hotels Limited	$ 307,333[3]	$358,130[3]
Kathleen P. Taylor President Worldwide Business Operations	Interest paid by Four Seasons Hotels Limited	$ 935,502[3]	$892,835[3]
Randolph Weisz Senior Vice President General Counsel and Secretary	Interest paid by Four Seasons Hotels Limited	$ 434,250[4]	$423,375[4]
John W. Young Executive Vice President Human Resources	Interest paid by Four Seasons Hotels Limited	$ 506,463[4]	$499,216[4]

(1) All the individuals named reside in Toronto, other than Mr. Corinthios who resides in Geneva, Switzerland.

(2) Four Seasons maintains a Housing Loan Plan pursuant to which loans are made to senior management personnel and certain hotel general managers to assist with the purchase of residences. These loans are interest-free to the employees and are generally assigned to a Canadian chartered bank. FSHL guarantees 10% of the total portfolio of loans so assigned and pays interest to the bank on the loans for the benefit of the personnel participating in the Housing Loan Plan. The loans are repayable by the employees over twenty years, and are secured by a mortgage on the particular residence.

(3) Amount of loan assigned to a Canadian chartered bank.

(4) Amount of loan directly from Four Seasons or its subsidiaries.

(5) Effective and retroactive from 1998, a sum of US$50,000 is forgiven per annum from the total combined outstanding loan balance.

EMPLOYMENT AGREEMENTS

Four Seasons has change-in-control arrangements that cover the Named Executive Officers and certain other senior officers. These arrangements are intended to assist in the retention of an experienced group of senior managers who, in the event of a change-in-control, could bring stability during an important transitional period, as well as to continue to direct the growth and development of Four Seasons.

These arrangements are triggered by the termination of employment of the officers to whom these arrangements apply within two years following the loss by Mr. Sharp and/or related parties of Mr. Sharp of voting control sufficient to elect a majority of the members of the Board of Directors of Four Seasons or the approval by the shareholders of Four Seasons of the sale of a significant portion of its assets, dissolution of a significant portion of its business or any similar event or series of events. In these circumstances, each of the officers to whom these arrangements apply would be paid a lump sum equal to three years of salary and bonus entitlement. Each of the officers also would be entitled to continuation of medical, disability and life insurance coverage, incremental benefits under the International Retirement Plan, financial counselling, extension of the term of outstanding housing loans and accelerated vesting of outstanding options.

COMPENSATION OF DIRECTORS

Each director who is not an employee is paid a retainer of $15,000 per annum for services as a director and a fee of $1,250 for each attendance at a meeting of the Board of Directors.

In addition, the Chairman of each committee of the Board of Directors (none of whom is an employee) is paid a retainer of $4,000 per annum for services in that capacity. Other members of the committees are not paid an annual retainer. A committee meeting fee of $1,250 is payable to each member of a committee.

Directors are reimbursed for all reasonable travel expenses incurred for the purpose of attending directors' meetings or meetings of any committees of the Board of Directors. It is Four Seasons' policy to provide lodging and food and beverage privileges to outside directors in accordance with industry practice.

Schipper Enterprises Inc., a company controlled by Lionel Schipper, is paid $15,000 per year for services rendered as an adviser to Four Seasons in corporate, financial and general matters.

Anthony Sharp is paid approximately $60,000 per year plus reimbursement of all reasonable expenses for services rendered as a consultant to Four Seasons in respect of Four Seasons' Residence Club business and general matters.

DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION

Four Seasons and its principal subsidiaries have purchased insurance for the benefit of the directors and officers of Four Seasons and its subsidiaries against certain liabilities which may be incurred by them in their capacity as directors and officers, as specified in the policy of insurance and subject to the limitations contained in the *Business Corporations Act* (Ontario). The annual premium allocated to Four Seasons and FSHL for such insurance amounts to US$95,000. The policy provides coverage of US$50 million for each loss and each policy year. Each claim is subject to a US$100,000 deductible in respect of each loss for the insured organization. The by-laws of Four Seasons provide for the indemnification of directors and officers from and against any liability and costs in respect of any action or suit against them as a result of the execution of their duties of office, subject to the limitations contained in the *Business Corporations Act* (Ontario).

APPROVAL BY BOARD OF DIRECTORS

The Board of Directors of Four Seasons has approved the contents and sending of this Management Information Circular.

ADDITIONAL INFORMATION

Four Seasons will provide to any person or company, upon receipt of a request by the Secretary of Four Seasons and payment of reasonable photocopy charges, a copy of:

1. the most recent Annual Information Form and Management Discussion & Analysis, together with a copy of any document or pertinent pages of any document incorporated therein by reference;
2. the comparative audited financial statements of Four Seasons for its financial year ended December 31, 2001, and the report of its auditors thereon;
3. interim financial unaudited statements released subsequent to the date hereof; and
4. this Management Information Circular.

(Signed) RANDOLPH WEISZ
Secretary

April 10, 2002

FOUR SEASONS

Hotels and Resorts

QUEBECOR MERRILL
CANADA INC
Printed In Canada

2001 ANNUAL REPORT

FOUR SEASONS
Hotels and Resorts

54 properties · 25 countries · 1 philosophy

our values


DO UNTO OTHERS
AS YOU WOULD HAVE THEM
DO UNTO YOU

The Golden Rule was created by Norman Rockwell for *The Saturday Evening Post* cover dated April 1, 1961.

We have chosen to specialize within the hospitality industry, by offering only experiences of exceptional quality. Our objective is to be recognized as the company that manages the finest hotels, resorts, residence clubs and other residential projects wherever we locate. We create properties of enduring value using superior design and finishes, and support them with a deeply instilled ethic of personal service. Doing so allows Four Seasons to satisfy the needs and tastes of our discriminating customers, and to maintain our position as the world's premier luxury hospitality company.

Our greatest asset, and the key to our success, is our people. We believe that each of us needs a sense of dignity, pride and satisfaction in what we do. Because satisfying our guests depends on the united efforts of many, we are most effective when we work together cooperatively, respecting each other's contribution and importance.

We demonstrate our beliefs most meaningfully in the way we treat each other and by the example we set for one another. In all our interactions with our guests, business associates and colleagues, we seek to deal with others as we would have them deal with us.

We succeed when every decision is based on a clear understanding of and belief in what we do and when we couple this conviction with sound financial planning. We expect to achieve a fair and reasonable profit to ensure the prosperity of the company, and to offer long-term benefits to our hotel owners, our shareholders, our customers and our employees.

FOUR SEASONS
Hotels and Resorts

Financial Highlights

All amounts referred to in this document are in Canadian dollars unless otherwise noted.

(In millions of Canadian dollars except per share amounts)	**2001**	2000	1999
Revenues under management	**$ 2,805.9**	$ 2,820.7	$ 2,370.2
EBITDA[1]	**$ 85.0**	$ 139.4	$ 97.5
Net earnings	**$ 86.5**	$ 103.1	$ 86.5
Basic earnings per share	**$ 2.48**	$ 2.98	$ 2.52
Cash provided by operations	**$ 75.5**	$ 102.6	$ 106.8
Long-term debt	**$ 119.4**	$ 204.9	$ 187.1
Cash and cash equivalents	**$ 210.4**	$ 218.1	$ 222.2

1 EBITDA is equal to net earnings plus (i) income tax expense plus (ii) interest expense less (iii) interest income plus (iv) other expense less (v) other income plus (vi) depreciation and amortization. EBITDA is the same as earnings before other operating items. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles, and EBITDA should not be considered as an alternative to net income, cash flow from operations or any other measure of performance prescribed by generally accepted accounting principles. EBITDA of Four Seasons may also not be comparable to EBITDA used by other companies which may be calculated differently.

FORWARD-LOOKING STATEMENTS

When used in this document, the words "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. These forward-looking statements include comments about RevPAR, profit margin and operating and earnings trends, statements concerning the number of additional properties expected to be managed in future years, expected spending and similar statements concerning anticipated future events and expectations that are not historical facts. Readers are cautioned that these statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including the duration and severity of the current economic slowdown and the pace of the lodging industry's recovery from the terrorist attacks of September 11th, 2001, supply and demand changes for hotel rooms and residential properties, competitive conditions in the lodging industry, relationships with clients and property owners, and the availability of capital to finance growth, any of which could cause actual results to differ materially from those expressed in or implied by the statements. Given these uncertainties, readers are cautioned not to place undue reliance on these statements. Except as expressly required by applicable law, the Corporation undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



Isadore Sharp
Founder, Chairman and Chief Executive Officer

2001 was an extraordinary year. In this, our 40th anniversary year, world events forced our industry to confront the most challenging operating environment ever. Yet, for Four Seasons, the year proved our fundamental strengths are sound.

Faced with harsh tests to our business model, including difficult capital market conditions, Four Seasons maintained profitability and the pace of new property openings. We also improved liquidity and closed the year with the strongest balance sheet in the Corporation's history, including unprecedented cash reserves available to generate future growth.

In 2001, we successfully opened new properties in Dublin, Prague, Caracas and San Francisco. We also assumed the management of two existing properties in Buenos Aires, Argentina and Carmelo, Uruguay, now rebranded Four Seasons.

Looking ahead, plans remain on track for further openings through 2002 and 2003. The first, Four Seasons Hotel Shanghai, has already opened. We are well-positioned for the economic recovery – and subsequent increase in business travel – expected later in 2002. From a corporate perspective, we continue to focus on actions to build long-term shareholder value.

The loyalty and commitment of our employees has also given tangible weight to the value of our emotional capital. When, in the aftermath of September 11th, the Corporation made the conscious commitment never to compromise the guest experience, Four Seasons employees rallied. They understood that, more than ever, our guests needed and appreciated the personal touches that characterize Four Seasons.

Seldom have business people been more acutely aware of their humanity or issues of vulnerability, quality of life, trust and values. The Golden Rule, which has long been our guiding principle – treating others as we would wish to be treated – meant extending an extra measure of caring and thoughtfulness, even as we moved to contain costs.

As a result of our employees' collective efforts, we were able to implement aggressive but prudent cost controls, while sustaining exceptional service. It's a level of service that was recognized by leading consumer research firm, J.D. Power and Associates, in 2001 as deserving of the number one ranking for guest satisfaction. Because Four Seasons continued to deliver on our promise of service integrity, we were able to achieve room rates comparable to the record levels of 2000.

Business ethics were also front-page news in 2001. As I have said many times, for Four Seasons the Golden Rule has never been a tactic or a strategy. It is a deeply felt ethical belief, shared by everyone in the Corporation from senior management through the front line. Having weathered the tests of geography and time, this ethic has now also passed the test of crisis.

Our employees are an integral part of who we are and what we stand for as a company. In bad times as well as in good, across a wide diversity of races, religions and cultures, the people of Four Seasons demonstrate the same unswerving commitment to excellence. Four Seasons has created an environment that like-minded people gravitate to and in which they remain. Their sense of ownership and fraternity makes sharing among peers natural.

Having the same focus and interests makes us more efficient. In their bestseller *First, Break All the Rules,* Marcus Buckingham and Curt Coffman cite Gallup research into more than 105,000 employees that revealed compatibility among co-workers denoted a highly productive workplace. Never was it truer than this year, when our group found unique ways to deal with exceptional circumstances.

While integrity is not recorded on a company's balance sheet, ethical behaviour of management and employees is foremost in people's minds. You have one reputation; you either burnish it or tarnish it. Four Seasons has spent over 40 years nurturing a culture and reputation based on the ethics of respect, fairness, contribution and concern. The Corporation's financial success rests on the same pillars.

Everything we do at Four Seasons, from the way we design a new property to the way we select and support the people who will staff it, is shaped by the same clear understanding of who we are and what we believe in. Everyone, from the most senior executive to the recently hired employee, lives and breathes the values we have spent decades refining.

I am deeply proud of the people of Four Seasons, and greatly indebted to them, for all that they have accomplished. Through their collective efforts and commitment, we have emerged from the past year stronger than ever and ready to resume the growth plans for which we are fully prepared. If this group of talented and likeminded people can achieve so much in a period of downturn, we look forward to even greater momentum and value creation in the years ahead.

Isadore Sharp (signed)



Management Committee



Kathleen Taylor
President
Worldwide Business Operations



Wolf H. Hengst
President
Worldwide Hotel Operations



Douglas L. Ludwig
Executive Vice President
Chief Financial Officer

With market concerns about the economic outlook for the international lodging industry, the upset in capital markets, and the high profile scandals that have shaken investor confidence, it is more important than ever to choose your partners well. Consider these reasons to invest with Four Seasons.

Four Seasons occupies a unique position within the industry – and can sustain this position for the long term.

Four Seasons has a pre-eminent position within its niche in luxury lodging for a combination of reasons:
• an international network of properties with desirable locations and quality next to impossible to duplicate;
• a senior management team with decades of specialization in the industry; and
• a talented, deeply committed team of employees working within a globally entrenched service culture.

Any one of these would represent a significant hurdle for any competitor to overcome. Together, they give Four Seasons an almost unassailable competitive position. Studies have determined that barriers to entry are key to long-term profitability and value.

However, while physical product and location are essential to the equation, it is important to remember that they can be bought. The most formidable challenge to any competitor is the Four Seasons service culture – a product of the kind of people Four Seasons employees are and the consistent way they behave. This is the cumulative effect of decades of effort; and a clearly stated, simple idea: to treat others as we would have them treat us.

In 1972, Four Seasons decided to specialize in managing medium-sized hotels of exceptional quality, whose distinguishing characteristic is comprehensive, personalized service – "just for me" service that makes guests feel special. To illustrate how much this depends on the quality of our employees, on an average day at a typical Four Seasons hotel, there are approximately 4,000 points of employee contact with guests. To ensure the consistency of service delivery, each employee along the way needs to clearly understand our collective mission.

Furthermore, they need to be content in their work, because employee satisfaction and guest satisfaction are inseparable. Once again, for the fourth year running, Four Seasons employees placed the Corporation on *Fortune* magazine's list of the Best Places to Work.

Today, Four Seasons is recognized throughout the lodging industry as setting the highest standards for consistent, valuable service. This can be seen in our ability to sustain our industry-leading achieved room rates.

"When interviewed recently by *Forbes Global Magazine* about his 2001 *Hideaway Report*, Andrew Harper is quoted as saying, 'The Four Seasons brand name is so strong that a new hotel could open anywhere and the next day our readers would start planning a trip there. They know instantly they can expect superlative service.'"

In Four Seasons, investors have the opportunity to capitalize on one of the few brands with the potential to evolve into a pre-eminent global brand, such as Coca-Cola or Tiffany.

Many of the companies that have yielded premium returns to their shareholders over long timeframes are supported by the underlying value of an exceptional brand. Four Seasons is becoming one of them.

When interviewed recently by *Forbes Global Magazine* about his 2001 *Hideaway Report*, Andrew Harper is quoted as saying, "The Four Seasons brand name is so strong that a new hotel could open anywhere and the next day our readers would start planning a trip there. They know instantly they can expect superlative service." The *Hideaway Report* annually surveys international travellers, 86% of whom are presidents, CEOs, owners or partners.

Brands can only be built through the consistent fulfillment of the promise of value to customers. The Four Seasons brand has been created by providing the finest lodging experiences in the most desirable destinations. Part of that experience is personalized service delivered in a friendly, caring, and professional manner.

These factors have led to our hotels and resorts winning more awards for excellence, with more new Four Seasons hotels being included every year. In addition to the *Hideaway Report*, in 2001 Four Seasons was the undisputed leader on a number of users' and industry surveys including *Institutional Investor*, *Condé Nast Traveler*, the *AAA Five Diamond Awards* and the *Zagat* Survey.

A great brand establishes global credibility. When guests and the travel industry understand and value the Four Seasons experience, new hotels become successful quickly. This, and the returns we generate to our property owners, make Four Seasons an attractive partner for owners and developers of luxury hotels and residences, giving Four Seasons unique access to new opportunities.

The Corporation's long-term valuation is supported by a diversified global growth strategy.

While a variety of benchmarks would seem to indicate that Four Seasons stock trades at a valuation premium, we believe that the ultimate measure of its value should be the superior potential for the long-term growth of the Corporation. Four Seasons is in the midst of the largest expansion ever of its hotel portfolio.

Currently there are 24 properties under construction or in the advanced stages of development. We expect to open five of these properties as Four Seasons hotels and resorts in 2002. These include the recently opened Four Seasons Hotel Shanghai, as well as hotels in Amman, Riyadh and Tokyo at Marunouchi, and a resort in Sharm el Sheikh.

Expected openings for 2003 include Four Seasons hotels, resorts or residence clubs in Budapest; The Bahamas; Hampshire, England; Istanbul at the Bosphorus; Jackson Hole; Miami; Provence at Terre Blanche; Punta Mita; São Paulo; and Sedona.

Management Committee (continued)



Barbara M. Talbott
Executive Vice President
Marketing



John W. Young
Executive Vice President
Human Resources

This unit growth is enhanced by the mixed-use nature of a number of these new properties. For example, of 24 properties in the pipeline, 13 will include a branded residential component, for which Four Seasons typically receives royalty fees as well as fees for ongoing oversight and management. Many of these new properties will also include Four Seasons managed golf facilities and spas.

In addition, we are working on a number of additional luxury opportunities. Based upon our development pipeline, we are confident in our ability to open five to seven new luxury properties each year in the forseeable future. With 54 hotels and resorts and two Residence Clubs currently, this should enable us to double our size within seven to ten years.

The extreme economic pressures experienced in 2001 should result in slower supply growth of other luxury hotels in most of the markets in which we operate. This should position Four Seasons well for longer-term RevPAR expansion as demand levels return to more normal patterns. Four Seasons benefits from the internal growth of RevPAR through management fees calculated on total revenues and from profit-based incentive fees. The incentive fees provide additional momentum for fee growth in a market recovery.

This new unit and internal growth position the Corporation well to achieve its long-term target of improving net earnings by 20% per annum on average.

Unlike companies whose aggressive growth puts pressure on their liquidity and brand, our growth program actually enhances the Four Seasons brand and improves our liquidity position.

The Corporation is in an excellent cash position. Four Seasons does not have to stretch its resources to grow. As a hotel management company, the capital for new unit growth generally comes from third-party capital sources which own the real estate. Our business model has evolved to allow us to attract third-party capital for the ownership and financing of these prime assets. We concentrate on establishing valuable, long-term hotel management agreements which secure the Company's rights to control the operation of these important assets.

Four Seasons generally limits its own investments to minority equity positions or smaller loans that typically can be recovered within five years. Our principal investment objective is to obtain the long-term management rights of a new property or to enhance the terms of an existing contract. This discipline ensures that our current growth does not constrain our liquidity for future opportunities.



Antoine Corinthios
President
Europe, Middle East and Africa



James FitzGibbon
President
Asia Pacific

With each new property, Four Seasons strives to improve its physical product and service experience. Each new property is usually the result of years of careful planning. Four Seasons Hotel San Francisco was a typical example being five years in the making. Every new project incorporates all of the experience of our long-serving operational managers and our design professionals. We enhance the Four Seasons brand with each new opening, as evidenced by the new properties recently opened in new countries such as China, the Czech Republic and Egypt.

In terms of design, function and comfort, we are assembling a new generation of five-star hotels. However, physical product alone is not a sustainable competitive advantage. People and service are our distinguishing edge. Therefore, we also enhance our brand by attracting and carefully selecting new Four Seasons employees in different markets who provide us with the employee base to staff and support future openings of Four Seasons properties. Here, existing Four Seasons staff become "culture carriers" – bringing the ethical underpinnings of the Corporation to new properties under management.

As new properties bring global awareness and exposure to new markets, they in turn increase traffic in existing ones. The guest experience reinforces loyalty to Four Seasons and contributes both to repeat business and to new customers through referrals.

We have structured our investment and financial management policies with the objective of protecting the long-term strength of the Corporation's balance sheet.

We finished 2001 with cash reserves in excess of $200 million, the single largest asset on the Corporation's balance sheet. Over 80 percent of our 2001 operating cash flow was invested in future growth, allowing us to secure many new long-term management agreements.

Part of our business strategy is to invest a portion of available cash to obtain new management contracts or improve/enhance our existing ones. Each must meet certain financial criteria including return hurdles, and we structure these investments to create the best outcome for the Corporation.

Conclusion

We believe Four Seasons is in a unique position to continue to create long-term value for all of our stakeholders. We have spent 40 years building an unprecedented service culture, a unique brand and an enviable portfolio. At the same time, the Corporation has focused on and established an investment grade credit rating. With continued global trends – from aging baby boomers to the burgeoning middle classes of India, China and other nations – we stand today on the launching pad for even greater success in the future.

Worldwide Locations



Existing Four Seasons Hotel, Resort or Residence Club
Future Four Seasons Hotel, Resort or Residence Club (under development)

THE AMERICAS

1. Atlanta
2. Austin
3. Aviara
4. Aviara Residence Club
5. Exuma, Bahamas
6. Boston
7. Buenos Aires
8. Caracas
9. Carmelo
10. Chicago
11. Chicago (The Ritz-Carlton)
12. Costa Rica
13. Dallas
14. Hawaii
15. Houston
16. Jackson Hole
17. Las Vegas
18. Los Angeles
19. Los Angeles (The Regent Beverly Wilshire)
20. Maui
21. Mexico City
22. Miami
23. Nevis
24. New York
25. New York (The Pierre)
26. Newport Beach
27. Palm Beach
28. Palo Alto
29. Philadelphia
30. Puerto Rico
31. Punta Mita, México
32. Punta Mita, México Residence Club
33. San Francisco
34. Santa Barbara
35. São Paulo
36. Sedona Residence Club
37. Scottsdale
38. Scottsdale Residence Club
39. Seattle
40. Toronto
41. Vancouver
42. Washington, D.C.
43. Whistler



ASIA/PACIFIC

- 44 Bali at Jimbaran Bay
- 45 Bali at Sayan
- 46 Bangkok (The Regent)
- 47 Chiang Mai (The Regent)
- 48 Hong Kong
- 49 Jakarta (The Regent)
- 50 Kuala Lumpur (The Regent)
- 51 Kuda Huraa
- 52 Shanghai
- 53 Singapore
- 54 Singapore (The Regent)
- 55 Sydney
- 56 Taipei
- 57 Tokyo at Chinzan-so
- 58 Tokyo at Marunouchi

EUROPE

- 59 Berlin
- 60 Budapest
- 61 Dublin
- 62 Florence
- 63 Hampshire
- 64 Istanbul
- 65 Istanbul (at the Bosphorus)
- 66 Lisbon
- 67 London
- 68 London, Canary Wharf
- 69 Milan
- 70 Paris
- 71 Prague
- 72 Provence

MIDDLE EAST

- 73 Alexandria
- 74 Amman
- 75 Beirut
- 76 Cairo (First Residence)
- 77 Cairo (Nile Plaza)
- 78 Doha
- 79 Riyadh
- 80 Sharm el Sheikh

FOUR SEASONS
Hotels and Resorts

Annual Information Form

As of March 1, 2002

Business of Four Seasons

Four Seasons Hotels Inc.[1] was incorporated under the *Business Corporations Act* (Ontario) on January 6, 1978.[2] FSHI's registered and principal office is located at 1165 Leslie Street, Toronto, Ontario, Canada M3C 2K8. The Limited Voting Shares of FSHI are listed on The Toronto Stock Exchange under the symbol FSH and on the New York Stock Exchange under the symbol FS.

Four Seasons is one of the world's leading managers of luxury hotels and resorts. The Corporation manages 54 luxury hotel and resort properties and two Residence Clubs[3] containing 15,184 guest rooms and units. These properties are operated primarily under the Four Seasons and Regent brand names, in principal cities and resort destinations in 25 countries in North America, Europe, Asia, the Middle East, Australia, the Caribbean and South America. In addition, 24 hotel and resort properties to be operated under the Four Seasons brand name are under construction or development in a further nine countries around the world. Thirteen of these new hotels and resorts include a Residence Club or other residential component (a chart summarizing the hotels, resorts, Residence Clubs and Four Seasons branded residential projects managed and under construction or development by Four Seasons is set out on pages 22 through 24). The Corporation's goal is to offer business and leisure travellers the finest accommodation in each destination it serves.

Four Seasons earns revenue from both management and ownership operations. In 2001, Four Seasons' ownership operations generated a loss and, as a result, all of Four Seasons' earnings before other operating items were generated by its management operations. In contrast to more volatile ownership operations, management operations in normal economic and business cycles tend to generate relatively stable earnings and cash flow for the Corporation and should provide a more solid platform for future growth. In 2001, the terrorist attacks of September 11th caused business and leisure travel demand to decline on a worldwide basis to levels never before experienced by either the Corporation or other participants in the lodging industry. These circumstances caused unprecedented volatility in both the Corporation's ownership and management earnings. In 2001, revenue generated by the hotels and resorts managed by Four Seasons was approximately $2.8 billion. Four Seasons' consolidated revenue from management and ownership of these properties and Residence Clubs in 2001 was $303.1 million.

Under its management agreements, Four Seasons generally supervises all aspects of a project's operations on behalf of its owner, including sales and marketing, reservations, accounting, purchasing, budgeting and the hiring, training and supervising of staff. For providing these services, Four Seasons typically receives a base fee calculated as a percentage of gross revenues of the property. In addition, Four Seasons may receive incentive fees based on the property's operating performance.[4]

To further capitalize on the value of the Four Seasons brand, the Corporation licenses and manages luxury interval and fractional ownership projects known as Four Seasons Residence Clubs and other Four Seasons branded residential projects. The Corporation generally receives fees for the use of the Four Seasons brand in connection with the sale of the interests in these projects, and for services provided in the oversight of the sales and marketing activities. In addition, the Corporation receives fees from the owners of the interests for services provided in the ongoing management of these projects.

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1 "FSHI" means Four Seasons Hotels Inc. "Four Seasons" or the "Corporation" means, collectively, FSHI and all its subsidiaries, including Four Seasons Hotels Limited ("FSHL"), Four Seasons Hotels and Resorts Asia Pacific Pte Ltd. and Four Seasons Hotels and Resorts B.V.

2 The articles of FSHI were restated in 1986 to consolidate prior amendments and were amended in 1989 to subdivide each Subordinate Voting Share and each Multiple Voting Share on a 2:1 basis and to create an unlimited number of special shares designated as First Preference Shares and Second Preference Shares. In 1996 the articles were further amended to re-designate the Subordinate Voting Shares as Limited Voting Shares and to create 4,171,924 special shares designated as Variable Multiple Voting Shares, which replaced and have substantially the same rights, privileges, restrictions and conditions as did the Multiple Voting Shares, except that the number of votes per Variable Multiple Voting Share generally increases as Limited Voting Shares are issued and dividends on the Variable Multiple Voting Shares will be in an amount per share equal to 50% of the dividends per Limited Voting Share.

3 Interval and fractional ownership products that are known as "Four Seasons Residence Clubs" are referred to herein as "Residence Clubs."

4 See "Management Operations" beginning on page 25.

As part of its business strategy, Four Seasons makes investments in, or loans in respect of or to, properties to obtain new management agreements or improve existing management agreements, and where the overall economic return to Four Seasons justifies the investment. The Corporation generally seeks to limit its total long-term capital exposure to no more than 20% of the total equity required for a property and typically can choose to have its ownership interest diluted if additional capital is required. The Corporation seeks to structure its ownership interests separately from its management interests so as to enable the Corporation to dispose of ownership interests as sale opportunities arise, without affecting its management interests.

Pursuant to an arrangement entered into in 1996, Carlson Hospitality Group of Minneapolis ("Carlson") is licensing the Regent brand, and the Corporation is entitled to receive a share of the licensing revenue generated by Carlson. Under the arrangement, Four Seasons continues to manage eight Regent hotels.[5]

Competitive Strengths

The hotel industry is highly competitive. The Corporation believes that its competitive position is strengthened by the significant barriers to entry into the luxury segment of the hotel management business. Those barriers to entry include the time and significant capital resources required to establish a well recognized and respected luxury brand name and to obtain management contracts for luxury properties in strategic markets worldwide. As discussed below, the Corporation also believes that it has developed a unique service culture, depth of management expertise, and multiple capital resources over Four Seasons' 40-year history that would be difficult for others to replicate.

Strong Brand Recognition

Four Seasons properties are widely recognized for the exceptional quality of their guest facilities, service and atmosphere, and have been named more frequently than any other competitor among the world's best hotels and travel experiences by *Institutional Investor, Condé Nast Traveler, AAA Five Diamond, Zagat* and others. The Corporation believes that its brand name recognition cannot easily be replicated by others, as it is dependent upon the establishment of a global chain of unique properties of the highest quality.

Superior Hotel Operating Results

Four Seasons generally achieves average room revenue per available room ("RevPAR") and operating profit margins for hotels under its management that are above the average achieved in the luxury segment of the lodging industry. Four Seasons believes that owners and developers of luxury hotels worldwide are attracted to the Corporation as a result of the superior financial performance of the hotels under its management.

Global Presence

Four Seasons manages a global portfolio of 54 luxury hotels and resorts and two Residence Clubs in 25 countries. Twenty-four additional hotel and resort properties to be operated under the Four Seasons name are under construction or development in a further nine countries around the world, of which 13 include a Residence Club or other residential component. Hotels currently managed by Four Seasons are located in major international financial centres, such as London, New York, Paris, Chicago, Washington, Los Angeles, Tokyo, Milan, Shanghai, Singapore, Toronto and Sydney, as well as in emerging international markets, such as Berlin, Dublin and Mexico City. In addition, Four Seasons manages resorts in world-class destinations, such as California, Hawaii, Nevis, Mexico and Bali, and has Residence Clubs in active sales and operation in California and Arizona. Four Seasons anticipates that it will continue to expand in urban and resort destinations where consumer demand warrants a luxury property. In 2001, approximately 68%, 12%, 15% and 5% of the Corporation's management revenues were derived from hotels and resorts in North America, Asia/Pacific, Europe, and the Middle East/Caribbean/South America, respectively. The Corporation maintains a fully integrated global reservation and sales office system that provides international sales coverage for the Four Seasons properties.

5 See discussion under "Regent Joint Venture" on page 20.

Management Focus

Four Seasons is principally a global hotel and resort management company. Although Four Seasons will continue to make loans or investments to secure long-term management contracts, these investments will generally be minority interests and will be made to expand or enhance its management business and where the overall economic return to Four Seasons justifies the investment.

Management agreements for the hotels and resorts managed by the Corporation generally are long-term, having an average remaining term of approximately 56 years for Four Seasons hotels and resorts and approximately 23 years for hotels and resorts operated under the Regent name, including extension periods available at Four Seasons' option. These agreements entitle Four Seasons to earn base fees, as well as a range of fees for pre-opening development, purchasing, marketing, advertising and reservation services. The Corporation has the ability to participate in the profits of the hotels and resorts under its management through incentive fees in respect of 50 of the hotels and resorts under management. These incentive fees are generally based on the defined operating profits of the hotel or resort. In 2001, Four Seasons received incentive fees from 35 of the hotels and resorts under management as compared to 36 hotels and resorts in 2000. During 2001, 38 of the hotels and resorts under its management each generated over $1.0 million in base and incentive fees. The average of the aggregate base plus incentive fees earned in 2001 for each of the 50 hotels or resorts managed by Four Seasons for all or substantially all of 2001 was $2.0 million.

Strategic Relationships

Strategic relationships are an important source of financing for future development opportunities to expand Four Seasons' management operations and financing for those opportunities. Four Seasons has established relationships with numerous institutional and private equity sources that invest in and develop luxury properties. Several of the existing owners have an ownership interest in more than one Four Seasons hotel or resort, including three owners that have an interest in four, five and six properties, respectively.

In 1994, a company controlled by His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud ("Prince Alwaleed") purchased a significant minority position in FSHI. Since purchasing this interest in FSHI, companies controlled by Prince Alwaleed (collectively, "Kingdom") purchased a majority interest in Four Seasons Hotel London and purchased Four Seasons Hotel George V Paris, which opened under Four Seasons management in late 1999 following an extensive renovation program. Kingdom also holds a minority interest in the Four Seasons resort in Aviara, California and has invested, or is expected to make investments, in a number of additional properties at various stages of development that the Corporation expects to manage under the Four Seasons brand name, such as the Four Seasons hotels or resorts in Cairo, Amman, Riyadh, Alexandria, Sharm el Sheikh and Beirut. All of the Corporation's transactions with Kingdom are conducted at arm's length.

Strong Management Team

Four Seasons' corporate executive management team consists of eight individuals who are responsible for the global strategic direction of the Corporation and who have an average of approximately 22 years of experience with Four Seasons. This team is supported by 26 Corporate Vice Presidents, who are responsible for various aspects of the Corporation's daily operations, as well as by 60 General Managers and Regional Vice Presidents, who together have an average of approximately 13 years of experience with Four Seasons. It is a fundamental strategy of Four Seasons to develop its senior management team, to the extent possible, from within in order to ensure consistency of the Corporation's service culture and work ethic.

Business and Growth Strategy

The core business strategy of Four Seasons continues to be to enhance its industry position and overall profitability through a focused, international expansion program that capitalizes on the strengths of its core management operations and the value of its brand name. The Corporation will continue to focus on growth and seek to utilize its competitive strengths to increase earnings, cash flow, hotel owners' returns, and shareholder value by continuing to improve the operating performance of its existing hotel and resort portfolio, by generating profitable growth through the acquisition of new management contracts and by capitalizing on opportunities to leverage its luxury brand name through compatible business extensions such as Residence Clubs and other Four Seasons branded residential products.

From 1996 through 2000 inclusive, revenues generated by the hotels and resorts managed by Four Seasons grew from approximately $1.9 billion to $2.8 billion, a compounded annual growth rate of 10.4%. During that same period, the Corporation's consolidated revenues from management and ownership of these properties increased from approximately $121 million to $347.5 million and the Corporation increased its management earnings from $55.7 million to $125.8 million, a compounded annual growth rate of 22.6%. In addition, during this period the Corporation's profit margin in its management operations increased from 58.8% to 67.9%.

As a result of an unprecedented decline in travel during 2001 in the aftermath of the events of September 11th and a weakening global economy, revenues generated by these properties remained unchanged at approximately $2.8 billion in 2001 when compared to 2000, and the Corporation's consolidated revenues from management and ownership operations decreased from $347.5 million in 2000 to $303.1 million in 2001. The Corporation's management earnings decreased from $125.8 million in 2000 to $95.3 million in 2001, and the profit margin in its management operations decreased from 67.9% in 2000 to 59.3% in 2001.

The Corporation believes that the strength of its brand name, its global marketing presence and its operational expertise result in RevPAR premiums and strong operating profitability for luxury hotels under its management and provide Four Seasons with a competitive advantage in obtaining new management contracts worldwide. RevPAR for Core Hotels[6] in the United States during 2001 was US$222, 132% higher than the RevPAR of the United States luxury segment as compiled by Smith Travel Research. RevPAR for Core Hotels in Europe during 2000, the most recent year for which comparable data is available, was US$255, 127% higher than the RevPAR of the European luxury segment, as compiled by Horwath International.

Growth from Existing Properties

Four Seasons believes opportunities will exist for growth within its existing and newly opened properties by increasing overall market share and RevPAR, thereby improving the properties' profitability and, in turn, Four Seasons' fee revenues and ownership earnings. For the years 1996 to 1997, 1998 to 1999 and 1999 to 2000, on a US dollar basis, RevPAR for all Core Hotels increased approximately 5.5%, 5.5% and 10%, respectively. From 1997 to 1998, on a US dollar basis, RevPAR for all Core Hotels decreased approximately 1%, due largely to the far-reaching effects of the economic crisis in Asia. As a result of the effects of the September 11th terrorist attacks, the significant decline in business travel in its aftermath, and a generally weakening economy, from 2000 to 2001 RevPAR for all Core Hotels, on a US dollar basis, decreased approximately 10%, with RevPAR for Core Hotels in the United States, Asia/Pacific and Canada/Mexico decreasing approximately 12.5%, 11.3% and 1.2%, respectively, while RevPAR for European Core Hotels increased 1.2%. On a euro basis, RevPAR of European Core Hotels increased approximately 3.8% in 2001, as compared to 2000. On a local currency basis, RevPAR for Core Hotels in Asia/Pacific decreased 2.7% in 2001, as compared to 2000.

6 The term "Core Hotels" means hotels and resorts under management for the full year of both 2000 and 2001. Changes from the 1999/2000 Core Hotels are the addition of Four Seasons Hotel Las Vegas, Four Seasons Hotel Canary Wharf, London, Four Seasons Hotel George V Paris, Four Seasons Resort Punta Mita, Four Seasons Resort Scottsdale at Troon North and The Regent Sydney and the deletion of The Regent Hong Kong.

Gross operating profit margins for Core Hotels in the United States decreased as a percentage of total hotel revenue from 36% in 2000 to 30.8% in 2001 and gross operating profit margins for the Core Hotels in Asia/Pacific as a percentage of total hotel revenue remained at 35.5% in both years. The gross operating profit margins for Core Hotels in Europe and Canada/Mexico increased as a percentage of total hotel revenue from 32.7% and 29.8%, respectively, in 2000 to 35.7% and 30.5%, respectively, in 2001. Overall, incentive fees decreased 39.7% to $30 million in the year ended December 31, 2001.

RevPAR Statistics – Core Hotels

Region	Occupancy		Average Room Rate		RevPAR	
(In US$)	**2001**	2000	**2001**	2000	**2001**	2000
United States	**67.1%**	76.3%	**$331**	$333	**$222**	$254
Asia/Pacific	**61.3%**	67.0%	**$163**	$168	**$100**	$112
Europe	**65.7%**	71.5%	**$393**	$357	**$258**	$255
Canada/Mexico	**64.3%**	67.6%	**$220**	$212	**$141**	$143
All Core Hotels	**65.8%**	72.8%	**$288**	$287	**$188**	$209

New Hotel and Resort Opportunities

Having established a network of luxury hotels in many of the world's key financial centres, future expansion is expected to occur primarily in locations that satisfy Four Seasons' objectives of better servicing the travel needs of its existing customer base and attracting new international business travellers to its managed hotels and resorts worldwide. Four Seasons expects that future growth will primarily be in the form of new hotels and resorts, or the conversion of existing hotels and resorts, in Europe, the Middle East, South America and Asia/India, as well as selected urban and resort locations in the United States and the Caribbean. Overall, Four Seasons plans to increase the number of resorts it manages in order to serve the leisure travel needs of its customers, which is expected to reduce the seasonality of its cash flows. Four Seasons currently has 24 new hotel and resort properties (including those which are expected to include a Residence Club or other residential component) under construction or development and is evaluating numerous management opportunities in various locations around the world.

The Corporation believes that it will continue to have the opportunity to consider and enter into appropriate new hotel and resort management agreements as a result of its competitive strengths. In 2001, the Corporation began operations at Four Seasons Hotel San Francisco, Four Seasons Hotel Caracas, Four Seasons Hotel Prague and Four Seasons Hotel Dublin and also assumed the management of two existing hotels, Four Seasons Hotel Buenos Aires and Four Seasons Resort Carmelo, Uruguay. In early 2002, the Corporation began operations at Four Seasons Hotel Shanghai. The Corporation also expects to begin operating Four Seasons Resort Sharm el Sheikh, Four Seasons Hotel Amman, Four Seasons Hotel Riyadh and Four Seasons Hotel Tokyo at Marunouchi in 2002 (for details on these and other hotels and resorts under construction or advanced stages of development see the table on page 24).

Residence Clubs and Other Branded Residential Properties

As part of its program to capitalize on the value of the Four Seasons brand, the Corporation is embarking on opportunities such as additional Residence Clubs and other branded and serviced residential projects. Typically, these residential projects are integrated with Four Seasons managed hotels and resorts. The Corporation receives fees for the use of the Four Seasons brand in connection with the sale of the interests in these residential projects and for services provided in the oversight of sales and marketing activities. In addition, the Corporation receives fees from the owners of the interests for services provided in the ongoing management of these projects. Interests are currently being sold in such properties adjacent to the Four Seasons Resorts in Aviara, California and Scottsdale, Arizona, and in the Four Seasons Residences San Francisco and Four Seasons Private Residences Jackson Hole. The sales and marketing of the Four Seasons Residence Clubs in Punta Mita, Mexico, Sedona, Arizona and Jackson Hole, Wyoming are expected to commence in 2002. Four Seasons anticipates pursuing similar initiatives in a number of its future resort and urban developments.

Regent Joint Venture

In 1996, Four Seasons entered into an arrangement with Carlson pursuant to which Carlson acquired the rights to the Regent name for new development. Four Seasons currently manages the eight Regent hotels listed in the chart on pages 22 and 23. In addition to its share of management fees from the eight existing Regent hotels that Four Seasons manages, Four Seasons is entitled to receive payments from Carlson relating to the new development effort. These payments are determined by the success of the enterprise in generating revenue. Carlson is responsible for the operating costs relating to the Regent venture.

Capital Deployment

Consistent with its business strategy, the Corporation does not generally require large amounts of capital to maintain existing management agreements or its ownership positions, which are typically minority interests. As a result, in 2001, the Corporation utilized a majority of its operating cash flow to make investments that allowed the Corporation to obtain new or enhanced management agreements. As at December 31, 2001 the Corporation had $210.4 million in cash reserves and US$200 million of additional financing available under its existing bank operating lines.

Industry Awards

Four Seasons has gained a worldwide reputation for quality, service and innovation in the luxury segment of the business and leisure travel market. This reputation has been widely acknowledged by the following leading surveys of hotel properties:

Institutional Investor

Fourteen Four Seasons hotels were ranked among the world's top 80 hotels in a survey of international financiers published in the September 2001 issue of *Institutional Investor*. The Corporation also had 11 hotels in the "Top 25" Regional America's Ranking.

AAA Five Diamond Awards

Twenty Four Seasons properties received the 2002 AAA Five Diamond Award, making Four Seasons the leader in this survey for 21 consecutive years. In addition, six Four Seasons restaurants received the prestigious Five Diamond Award for Restaurants: Aujourd'hui at Four Seasons Hotel Boston; Seasons Restaurant at Four Seasons Hotel Chicago; El Restaurante at Four Seasons Hotel Mexico City; The Restaurant at Four Seasons Resort Palm Beach; Fountain Restaurant at Four Seasons Hotel Philadelphia; and Truffles at Four Seasons Hotel Toronto.

Condé Nast Traveler's Readers' Choice Awards

Twenty Four Seasons properties were listed in the "Top 100" list of the 14th Annual Readers' Choice Awards. Eleven Four Seasons properties were also listed in the "Top 20" of the "North American Hotels" category. Four Seasons captured the number one spot in six categories, including "Top Asian Resorts" (Four Seasons Resort Bali at Jimbaran Bay); "Top Caribbean/Atlantic Resorts" (Four Seasons Resort Nevis); "Top Latin Hotels" (Four Seasons Hotel Mexico City); "Top European Hotels" (Four Seasons Hotel Istanbul); "Top North American Hotels" (The Ritz-Carlton Hotel Chicago (a Four Seasons managed hotel)); and "Top Australian Hotels" (The Regent Sydney).

Travel & Leisure

Travel & Leisure's "World's Best" awards in August 2001 listed 25 Four Seasons and Regent hotels among the "Top 100 Hotels" including Four Seasons Resort Bali at Jimbaran Bay and The Ritz-Carlton Hotel Chicago (a Four Seasons managed hotel) ranking first and second, respectively. The Corporation also had 22 hotels of the "Top 100 Hotels in the Continental U.S. and Canada."

Andrew Harper's Hideaway Report

Sixteen Four Seasons properties received honours in the annual readers' survey on "The World's Best Hotels & Resorts." The Corporation also ranked in both the "Top 20 U.S. City Hotels" category (Four Seasons Hotel Chicago) and the "Top 20 International City Hotels" category (Four Seasons Hotel George V Paris).

Mobil Travel Guide

Five Four Seasons properties (Four Seasons Hotel New York; Four Seasons Hotel Atlanta; Four Seasons Hotel Chicago; Four Seasons Hotel Boston; and Four Seasons Resort Palm Beach) received the Mobil Five-Star Award for 2002.

Zagat

Four Seasons properties achieved top honours in the latest *Zagat* Survey 2001 Top U.S. Hotels, Resorts & Spas. In *Zagat*'s sixth survey of the U.S. lodging industry since 1987, Four Seasons received four of the six major awards in the survey, including "Top Hotel Chain"; "Top Hotel" (Four Seasons Hotel New York); "Top Resort" (Four Seasons Resort Hualalai at Historic Ka'upulehu); and "Top Hotel Spa" (Four Seasons Resort Hualalai at Historic Ka'upulehu). Five other Four Seasons properties ranked in the "Top Ten Hotels" category, including Four Seasons Hotel Chicago; Four Seasons Hotel Las Vegas; The Ritz-Carlton Hotel Chicago (a Four Seasons managed hotel); Four Seasons Hotel Boston; and Four Seasons Hotel Los Angeles. Four Seasons Resort Maui at Wailea and Four Seasons Resort Aviara also made the list of "Top Ten Resorts," while Four Seasons Resort Maui at Wailea, Four Seasons Hotel New York, Four Seasons Resort Aviara, and Four Seasons Resort Palm Beach joined Four Seasons Resort Hualalai at Historic Ka'upulehu on the "Top Ten Hotel Spa" list.

In the *Zagat* Survey 2001 Top International Hotels, Resorts & Spas, Four Seasons was also named "Top Hotel Chain." The list of "Top 100 Hotels" included 15 Four Seasons hotels in total, and three of the world's "Top Ten Hotels" are Four Seasons properties: Four Seasons Hotel Milan; Four Seasons Hotel George V Paris; and Four Seasons Hotel Singapore. Four Seasons Resort Bali at Jimbaran Bay was ranked number one in the "Top 50 Resorts" list, while The Regent Chiang Mai Resort and Spa (a Four Seasons managed hotel) was ranked number one in the "Top 20 Spas" category. Other notable achievements include best-in-country rankings for Four Seasons Hotel Berlin (best hotel in Germany); Four Seasons Hotel Tokyo (best hotel in Japan); Four Seasons Hotel Vancouver (best hotel in Canada); and Four Seasons Hotel Milan (best hotel in Italy).

J.D. Power and Associates 2001 Domestic Hotel Guest Satisfaction Study

Four Seasons Hotels and Resorts received the top ranking in the luxury hotel segment in the J.D. Power and Associates 2001 Domestic Hotel Guest Satisfaction Study. The announcement by J.D. Power and Associates marks the first time an award in the luxury hotel category has been made, making the achievement especially noteworthy.

Description of Hotels, Resorts and Residence Clubs

Four Seasons properties are comprised of luxury hotels, resorts and Residence Clubs whose target customers are principally business travellers, corporate and incentive groups and discerning leisure travellers. Four Seasons urban hotels generally are centrally located in the commercial and financial districts of the world's leading cities in North America, South America, Asia, Europe and the Middle East. Four Seasons luxury resorts and Residence Clubs are located in world class leisure destinations and provide extensive recreational facilities and meeting facilities to attract upscale leisure travellers and groups. The following table sets forth certain information relating to each property managed by Four Seasons:

Hotel/Resort/Residence Club and Location	Approximate Number of Rooms/Units	Approximate Equity Interest[1]
North America/South America/Caribbean		
Four Seasons Hotel Atlanta, *Georgia, USA*	244	—
Four Seasons Hotel Austin, *Texas, USA*	291	—
Four Seasons Resort Aviara, *California, USA*	329	7.3%[2]
Four Seasons Residence Club Aviara, *California, USA*	120[3]	7.3%[2]
The Regent Beverly Wilshire (Beverly Hills), *California, USA*	395	—
Four Seasons Biltmore Resort (Santa Barbara), *California, USA*	217	—
Four Seasons Hotel Boston, *Massachusetts, USA*[4]	274	—
Four Seasons Hotel Buenos Aires, *Argentina*	165	—
Four Seasons Hotel Caracas, *Venezuela*[4,5]	212	—[6]
Four Seasons Resort Carmelo, *Uruguay*	44	—
Four Seasons Hotel Chicago, *Illinois, USA*	343	—
The Ritz-Carlton Hotel Chicago, *Illinois, USA*	435	—
Four Seasons Hotel Houston, *Texas, USA*[4]	404	—
Four Seasons Resort Hualalai (Kona), *Hawaii, USA*	243	—
Four Seasons Resort and Club Las Colinas (Dallas), *Texas, USA*	357	—
Four Seasons Hotel Las Vegas, *Nevada, USA*	424	—
Four Seasons Hotel Los Angeles, *California, USA*	285	—[6]
Four Seasons Resort Maui at Wailea, *Hawaii, USA*	380	—
Four Seasons Hotel Mexico City, *Mexico*	240	—
Four Seasons Resort Nevis, *Nevis*[4]	196	—
Four Seasons Hotel Newport Beach, *California, USA*	285	—
Four Seasons Hotel New York, *New York, USA*	370	—
Four Seasons Resort Palm Beach, *Florida, USA*	210	—
Four Seasons Hotel Philadelphia, *Pennsylvania, USA*	364	—
The Pierre (New York), *New York, USA*	202[7]	100%[8]
Four Seasons Resort Punta Mita, *Mexico*[4]	140	—
Four Seasons Hotel San Francisco, *California, USA*[4]	277	—
Four Seasons Resort Scottsdale at Troon North, *Arizona, USA*	210	3.9%[2,6,9]
Four Seasons Residence Club Scottsdale at Troon North, *Arizona, USA*	23[10]	71%[2,6,11]
Four Seasons Olympic Hotel (Seattle), *Washington, USA*	450	3.4%[8]
Four Seasons Hotel Toronto, *Ontario, Canada*	380	—
Four Seasons Hotel Vancouver, *British Columbia, Canada*	385	100%[8]
Four Seasons Hotel Washington, *District of Columbia, USA*	259	—

Hotel/Resort/Residence Club and Location	Approximate Number of Rooms/Units	Approximate Equity Interest[1]
Asia/Pacific		
Four Seasons Resort Bali at Jimbaran Bay, *Indonesia*	147	—
Four Seasons Resort Bali at Sayan, *Indonesia*	54	—
The Regent Bangkok, *Thailand*	356	—
The Regent Chiang Mai, *Thailand*	75	—
The Regent Jakarta, *Indonesia*[4,12]	365	—
The Regent Kuala Lumpur, *Malaysia*	468	—
Four Seasons Resort Kuda Huraa, *Maldives*	106	—
Four Seasons Hotel Shanghai, *People's Republic of China*	443	21.2%[2,6]
Four Seasons Hotel Singapore, *Singapore*	254	—
The Regent Singapore, *Singapore*	441	—
The Regent Sydney, *Australia*[13]	531	15.2%[8]
The Regent Taipei, *Taiwan*	539	—
Four Seasons Hotel Tokyo, *Japan*	283	—
Europe/Middle East		
Four Seasons Hotel Berlin, *Germany*	204	100%[8]
Four Seasons Hotel Cairo at The First Residence, *Egypt*[4]	271	—
Four Seasons Hotel Dublin, *Ireland*	259	—
Four Seasons Hotel Istanbul, *Turkey*	65	—[14]
Four Seasons Hotel The Ritz Lisbon, *Portugal*	283	—
Four Seasons Hotel Canary Wharf, *England*	142	—[15]
Four Seasons Hotel London, *England*	220	12.5%[6,8,16]
Four Seasons Hotel Milan, *Italy*	118	—
Four Seasons Hotel George V Paris, *France*	245	—
Four Seasons Hotel Prague, *Czech Republic*	162	—[6]

1 The Corporation makes investments in, or loans in respect of or to, properties to obtain new management agreements or improve existing management agreements, and where the overall economic return to the Corporation justifies the investment. The Corporation generally seeks to limit its total long-term capital exposure to no more than 20% of the total equity required for a property. For a description of the Corporation's investments in and loans to, and contingent obligations in respect of, existing properties, including the equity investments listed in the table, see Management's Discussion and Analysis on pages 35 to 39.

2 Freehold interest.

3 Four Seasons Residence Club Aviara may have up to 240 units at full build out.

4 This project includes or is expected to include a Four Seasons Residence Club or a Four Seasons branded residential component.

5 Four Seasons is currently in dispute with the owner of the hotel regarding a variety of matters relating to the completion and ongoing operation of the hotel. The dispute has been referred to arbitration in accordance with management agreements.

6 In addition to providing management services to this property, the Corporation has a contingent commitment in respect of this property (see "Contingent Commitments" on page 40).

7 Includes approximately 30 cooperative suites leased from individual owners and operated as hotel rooms.

8 Leasehold interest.

9 Four Seasons has a preferred profits interest of approximately US$10.6 million subordinated loan to the hotel plus a loan to the hotel in the amount of US$5.2 million which may be increased to reflect any construction cost overruns funded for completion of the hotel.

10 Four Seasons Residence Club Scottsdale at Troon North may have up to 126 units at full build out.

11 It is anticipated that the Corporation will reduce its equity interest through a sale to a third party.

12 The owner of the hotel has a bank loan which is secured by the hotel. The hotel owner also has an unsecured loan from the Corporation of US$5 million. The hotel owner stopped servicing the bank loan in 2000 and that loan was classified by the Indonesian Banking Restructuring Agency ("IBRA") as non-performing. IBRA acquired the loan from the bank in 2000. The hotel owner presented, and IBRA accepted, a restructuring plan pursuant to which the Corporation's unsecured loan is expected to be converted to a 2% equity interest in the hotel. Further, as a result of the financial condition of the hotel owner, the Corporation had previously agreed to defer certain fees payable to it pursuant to the management agreement. The Corporation has fully reserved for its loan and all deferred fees for the years 1996 through 2000. Fees in 2001 and to date in 2002 are not being deferred and are being paid. The hotel is currently closed for repairs required due to extensive flooding.

13 It is expected that this hotel will be re-branded as Four Seasons Hotel Sydney effective June 30, 2002.

14 Subject to satisfaction of certain conditions, an 18% leasehold interest may be acquired by the Corporation in conjunction with a proposed expansion and renovation of Four Seasons Hotel Istanbul.

15 The Corporation has made a loan of £3 million, which is convertible into an equity interest in the hotel on the occurrence of certain events.

16 FSHL is the tenant of the land and premises constituting the Four Seasons Hotel London. FSHL has entered into a sublease of the hotel with the entity on whose behalf Four Seasons manages the hotel. The annual rent payable by FSHL under the lease is the same as the annual rent that is payable by the sub-tenant pursuant to the sublease. Indirectly, Four Seasons now holds a 12.5% ownership interest in the sub-tenant (see "Contingent Commitments" on page 40 and also note 13(a) to the consolidated financial statements).

Four Seasons currently has 22 hotels and resorts under construction or development that are to be operated under the Four Seasons name. In addition, Residence Clubs are under development in Sedona, Arizona and adjacent to the Four Seasons resort in Punta Mita, Mexico. The following table sets forth certain information relating to these properties:

Hotel/Resort/Residence Club and Location[1]	Approximate Number of Rooms/Units	Scheduled Opening	Total Capital Commitment Expected to Be Funded (millions)	Capital Commitment Not Yet Funded As at March 1, 2002 (millions)
Four Seasons Hotel Alexandria, *Egypt*[2]	120	2004	—	—
Four Seasons Hotel Amman, *Jordan*	195	2002	US$5.5[3]	US$0.9
Four Seasons Hotel Beirut, *Lebanon*	287	2005	US$5[3]	US$5
Four Seasons Hotel Budapest, *Hungary*	179	2003	€11.2[3,4]	—
Four Seasons Hotel Nile Plaza, *Cairo, Egypt*[2]	374	2004	US$5[3]	—
Four Seasons Resort Costa Rica, *Costa Rica*[2]	179	2004	US$15[3,4,5]	US$15
Four Seasons Hotel Doha, *Qatar*[2]	235	2004	US$4[4]	US$4
Four Seasons Resort Exuma, *The Bahamas*[2,6]	180	2003	—	—
Four Seasons Hotel Florence, *Italy*	116	2004	€10[5]	€10
Four Seasons Hotel Hampshire, *England*	134	2003	£4.9[3,4]	£4.9
Four Seasons Hotel Hong Kong, *Hong Kong*	400[7]	2004	—	—
Four Seasons Hotel Istanbul at the Bosphorus, *Turkey*	180	2003	US$16.4[3]	US$15.1
Four Seasons Resort, Jackson Hole, *Wyoming, USA*[2]	124	2003	US$8[3]	US$8
Four Seasons Hotel Miami, *Florida, USA*[2]	222	2003	US$10[3]	—
Four Seasons Resort Provence at Terre Blanche, *France*[2]	115	2003	—	—
Four Seasons Hotel Palo Alto, *California, USA*	200	2004	US$8[4]	—
Four Seasons Resort Puerto Rico, *Puerto Rico*[2]	250	2005	US$10[3]	US$10
Four Seasons Residence Club Punta Mita, *Mexico*[2]	40[8]	2003	US$1.3[3,9,10]	—
Four Seasons Hotel Riyadh, *Saudi Arabia*[2]	234	2002	—	—
Four Seasons Hotel São Paulo, *Brazil*	125	2003	US$15[4]	US$15
Four Seasons Residence Club Sedona, *Arizona, USA*[2]	20[11]	2003	—	—
Four Seasons Resort Sharm el Sheikh, *Egypt*[2]	140	2002	—	—
Four Seasons Hotel Tokyo at Marunouchi, *Japan*	58	2002	—	—
Four Seasons Resort Whistler, *British Columbia, Canada*[12]	271	2004	$26.3[3]	$26.3

1 Information concerning hotels, resorts and Residence Clubs under construction or under development is based upon agreements and letters of intent and therefore may be subject to change prior to the completion of the project. The dates of opening have been estimated by management based upon information provided by the various developers. There can be no assurance that the date of opening will be achieved, that estimated capital commitments will not change or that these projects will be completed.
2 This project is expected to include a Four Seasons Residence Club and/or a Four Seasons branded residential component.
3 Equity.
4 Debt.
5 In the case of Four Seasons Resort Costa Rica, Costa Rica, US$2 million of the total capital commitment expected to be funded is a contingent commitment, while in the case of Four Seasons Hotel Florence, Italy, all of the capital commitment expected to be funded is a contingent commitment.
6 In the event that the hotel does not meet certain performance targets, the Corporation has the right, but not the obligation, to support the hotel owner's debt service to protect non-disturbance arrangements with the hotel owner's lender.
7 It is anticipated that there will be an additional 600 serviced suites in a serviced suite hotel adjacent to this hotel.
8 Four Seasons Residence Club Punta Mita may have up to 86 units at full build out.
9 It is anticipated that the Corporation will reduce its equity interest through a sale to a third party.
10 The capital committed to the project may be affected by the results of discussions with the developer of the Residence Club regarding the financing of the project.
11 Four Seasons Residence Club Sedona may have up to 76 units at full build out.
12 This project is expected to be a condominium hotel subject to a mandatory rental pool which will be managed and operated by Four Seasons.

Management Operations

Management Agreements

Four Seasons generally manages its hotels pursuant to separate management agreements. Under its management agreements, Four Seasons generally oversees all aspects of the day-to-day operations of each hotel on behalf of the hotel owner, including hiring, training and supervising staff, maintaining sales and marketing efforts, providing hotel accounting, purchasing and budgeting functions, providing support for management information systems and applications and providing for the safekeeping, repair and maintenance of the physical assets. Four Seasons performs these services within the guidelines contained in annual operating and capital plans that are submitted to the owners of the hotels during the last quarter of the preceding year for their review and approval. For these services, Four Seasons generally earns a number of fees including a base fee equal to a percentage of hotel gross operating revenue, and incentive fees based on certain operating results of the hotel.

Four Seasons provides centralized reservations services, worldwide sales offices, marketing programs and advertising services to the Four Seasons hotels and resorts under its management. Four Seasons provides supplementary oversight sales support to all of the Regent hotels that it manages. Core marketing and reservation services for the Regent brand are provided by Carlson[7].

Four Seasons supervises purchasing at all of the Four Seasons and Regent hotels and resorts under its management in order to maintain a uniform quality of goods purchased and to control hotel operating costs. Four Seasons maintains a centralized purchasing system and receives a fee calculated as a percentage of the cost of goods purchased when this system is utilized by the hotels and resorts under management.

Although the owners are generally responsible for financing and managing the development of the hotels and resorts, Four Seasons typically plays a significant pre-opening role. Four Seasons provides advice with respect to the design, construction and fitting out specifications of the hotels and resorts during the development stage to ensure that they meet Four Seasons' standards. Four Seasons earns a variety of fees for these pre-opening services. Four Seasons may also assist owners in connection with the refurbishment of the hotels and resorts after opening in return for which Four Seasons would earn a refurbishing fee.

Under the Corporation's management agreements, the hotel owner is responsible for funding the hotel's capital expenditures and working capital requirements, including the salaries and benefits of all hotel employees. The hotel owner typically is required to set aside a percentage of hotel revenue each year as a capital reserve for the hotel. Such percentages typically range from 3% to 5% of hotel annual gross operating revenues. Four Seasons proposes an operating plan and capital expenditure budget to the hotel owner for approval on an annual basis. All structural changes, major refurbishing programs and major repairs require the separate approval of hotel owners prior to implementation and may be carried out by Four Seasons or a third party.

Total fee revenues are geographically diversified around the world. North America is the only geographic segment which contributed in excess of 40% of all fee revenues in 2001. The diversification of fee revenues has increased significantly over the past 10 years. With the opening of hotels and resorts currently under construction and development around the world, the Corporation expects greater diversification of fee revenues in the future.

Residence Clubs and Other Branded Residential Properties

The Corporation is responsible for the branding and sales and marketing of Residence Club interests and the branding of other Four Seasons residential projects. For these services, it is entitled to receive fees based on a percentage of the gross selling price of the interests and the use of the Four Seasons name. In addition, the Corporation receives an ongoing management fee from the owners of the interests for the management of the day-to-day operations of the completed projects.

7 See "Regent Joint Venture" on page 20.

Sales and Marketing

Four Seasons is responsible for the development of overall sales and marketing strategies for the portfolio of Four Seasons managed hotels and resorts, which include enhancing international awareness of the Four Seasons brand and developing local market potential for specific hotels and resorts. Four Seasons' marketing efforts are coordinated through its headquarters in Toronto and are targeted at the luxury segment of the market worldwide. Four Seasons' customer mix consists of business travellers, groups (including corporate and incentive), and leisure travellers. These customer segments accounted for an estimated 36%, 31% and 33%, respectively, of total room nights in 2001. The corporate marketing staff also oversees the planning and implementation of hotel marketing programs and organizes the training and development programs for the global sales force and the local sales and marketing staff.

Four Seasons has a global sales force of approximately 90 people in 14 integrated sales offices in Atlanta, Chicago, Dallas, Frankfurt, Hong Kong, London, Los Angeles, New York, Singapore, Sydney, Tokyo, Toronto, San Francisco and Washington, D.C. Key objectives of the sales force are to attract groups and corporate business travellers for the hotels and resorts, as well as to establish personal contacts with nationally recognized travel agencies. In addition, a total of over 300 salespeople are employed locally at hotels and resorts under management. The local marketing strategy concentrates on developing rooms and food and beverage business for hotels and resorts locally and regionally, and promoting the hotel or resort as a centre of community activity with a view to increasing revenues from local sources.

Four Seasons also provides an international corporate advertising program that develops and places advertising for Four Seasons branded hotels and resorts and oversees the promotional programs for each hotel or resort. The Corporation's advertisements are designed to enhance consumer awareness of Four Seasons' luxury service and the value that such services provide to the business and leisure traveller.

The Corporation staffs one reservation centre for all Four Seasons branded hotels and resorts. In addition, the Corporation's global reservation service system provides reservation services in the local language in major North American, Asian and European cities, in a total of 28 markets worldwide. Electronic reservations are another key part of Four Seasons' global distribution network, as Four Seasons' reservation systems are fully integrated with international airline booking systems. In addition, the Internet is a growing distribution channel which is supported by Four Seasons' website – www.fourseasons.com. The website accepts on-line reservations and also refers guests to other reservation channels.

The Corporation receives corporate sales and marketing fees, centralized reservation service fees and corporate advertising fees from all Four Seasons hotels and resorts, thereby enabling it to recover substantially all of the costs of providing these services.

Management Resources

Each Four Seasons property is managed by a General Manager and supported by a Regional Vice President (who is also a General Manager), and other Corporate Vice Presidents. The size of each property's management team and its hourly staff varies, based on the size and business volume of the particular property. Property management monitors staffing levels on an ongoing basis to optimize service standards and labour productivity.

A General Manager is responsible for supervising the day-to-day operations of a single property and is compensated in part based on the operational performance of that property. Four Seasons General Managers report directly to one of 13 Regional Vice Presidents or directly to one of two Senior Vice Presidents, Operations. A Regional Marketing Director, an Area Director of Finance and a Regional Human Resources Director complete each regional support team. The majority of these individuals are full-time employees of a Four Seasons managed property, with a portion of their time being devoted to regional activities. The Corporation believes its regional management structure is a key component in Four Seasons' ability to deliver and maintain the highest and most consistent standards of product quality and service at each of its properties in a cost effective manner, especially as it expands globally.

From the corporate level, the Corporation provides each property with the benefits of management services delivered by a network of highly experienced executives, corporate personnel and area managers. The Corporation also provides or arranges assistance and training to each property's employees for administration, operations, rooms and guest service, reservations, maintenance and engineering, human resources and benefits. Other services arranged by the Corporation include advice and assistance with accounting, tax, legal, risk management, treasury, information technology, internal audit and credit services.

Employees

Four Seasons directly employs and is financially responsible for approximately 350 people at the various corporate offices, the worldwide sales offices and the central reservations offices. In addition, there are approximately 25,500 employees located at the 54 hotels and resorts and two Residence Clubs managed by Four Seasons. All costs relating to property-based employees, including wages, salaries and health and insurance benefits, are the responsibility of the property owners and are generally paid out of the operating cash flow of the property. Management and corporate staff share responsibility for the selection and training of property-based employees and for ensuring, through progressive career development, an adequate supply of mobile, qualified and experienced staff to match the growth of the Corporation's operations internationally. Maintenance of employee communication, motivation and morale at high levels is necessary to meet the expectations of Four Seasons' clientele. A significant effort has been devoted to developing customized hiring practices, training and career development programs and approaches in this context.

Of the 54 hotels and resorts and two Residence Clubs under management, 19 are covered by collective bargaining agreements.

Ownership Operations

Four Seasons holds an ownership interest in, or has loans in respect of or to, 23 of the 54 hotels and resorts and two Residence Clubs currently under management. Four Seasons' most significant ownership interests are: a 100% leasehold interest in each of Four Seasons Hotel Vancouver, The Pierre in New York and Four Seasons Hotel Berlin and an approximately 71% freehold interest in Four Seasons Residence Club Scottsdale at Troon North. The Corporation holds secured cash flow loans in connection with Four Seasons Hotel London[8] and has loans outstanding in connection with various properties including Four Seasons Hotel George V Paris, The Regent Sydney and Four Seasons Resort Scottsdale at Troon North.

Four Seasons works closely with owners and investors in developing new properties and acquiring existing luxury properties to be managed by Four Seasons. To the extent required, Four Seasons will make loans or investments to secure long-term management contracts, but these investments will only be made in order to expand or enhance its management business and where the overall economic return to Four Seasons justifies the investment. However, Four Seasons generally limits its total long-term capital exposure to no more than 20% of the total equity required for the new property and typically can choose to have its ownership interest diluted if additional capital is required. The Corporation attempts to structure its ownership interests separately from its management interests so as to enable it to dispose of an ownership interest as sale opportunities arise, without affecting its management interests.

Intellectual Property

In the highly competitive service industry in which Four Seasons operates, trade names, trademarks, service marks and logos are very important in the sales and marketing of those services. Four Seasons has a significant number of trade names, trademarks, service marks and logos, and significant time and effort are expended each year on surveillance, registration and protection of its trade names, trademarks, service marks and logos, which Four Seasons believes have become synonymous in the lodging industry with a standard of attention to detail and an unwavering dedication to excellence.

Four Seasons and Carlson have an arrangement pursuant to which Carlson has acquired rights to the Regent name for new development. Carlson now owns and has the exclusive right to use the Regent name and related trade names, trademarks, service marks and logos and has granted Four Seasons the right to use the Regent name and related marks and logos at Regent properties managed by Four Seasons. The costs associated with the maintenance of the Regent brand and marks are the obligation of Carlson.

---

8 See note 3(a) and (b) to the consolidated financial statements.

Selected Consolidated Financial Information

Two-Year Summary by Quarter

	4th Quarter		3rd Quarter		2nd Quarter		1st Quarter	
(In millions of dollars except per share amounts)	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000
Consolidated revenues	**$ 76.9**	$104.1	**$ 57.2**	$ 80.8	**$ 90.2**	$ 90.6	**$ 78.8**	$ 72.0
Earnings (loss) before other operating items:								
Management operations	**20.1**	39.1	**12.1**	29.9	**33.5**	31.9	**29.6**	24.8
Ownership operations	**0.3**	8.6	**(6.0)**	3.4	**0.7**	3.7	**(5.2)**	(2.1)
Net earnings:								
Total	**$ 9.3**	$ 38.5	**$ 32.0**	$ 23.1	**$ 28.2**	$ 27.1	**$ 17.0**	$ 14.4
Basic earnings per share	**$ 0.27**	$ 1.11	**$ 0.92**	$ 0.67	**$ 0.80**	$ 0.78	**$ 0.49**	$ 0.42
Diluted earnings per share	**$ 0.27**	$ 0.97	**$ 0.80**	$ 0.58	**$ 0.72**	$ 0.70	**$ 0.45**	$ 0.38

Five-Year Review

(In millions of dollars except per share amounts)	2001	2000	1999	1998	1997
Statements of Operations Data:					
Consolidated revenues[1]	**$ 303.1**	$ 347.5	$ 277.5	$ 247.9	$ 240.4
Management operations:					
Revenues	**$ 160.7**	$ 185.3	$ 144.0	$ 126.9	$ 106.0
Management earnings before other operating items	**95.3**	125.8	89.1	79.9	63.7
Ownership operations:					
Revenues	**147.5**	161.1	132.4	125.2	135.3
Distribution from hotel investments	**1.5**	9.0	8.3	2.7	6.4
Ownership earnings (loss) before other operating items	**(10.2)**	13.6	8.4	8.1	15.4
Earnings before other operating items	**85.0**	139.4	97.5	88.0	79.1
Depreciation and amortization	**(16.2)**	(14.0)	(12.5)	(15.2)	(15.8)
Other income (expense), net[2]	**30.7**	8.7	3.6	2.1	(12.0)
Earnings from operations[3]	**99.5**	134.0	88.6	74.9	51.3
Interest income (expense), net	**6.7**	4.2	0.4	(3.8)	(8.9)
Earnings before income taxes[4]	**106.2**	138.2	89.0	71.1	42.4
Income tax expense	**(19.7)**	(35.1)	(2.5)	(1.4)	(1.6)
Net earnings	**$ 86.5**	$ 103.1	$ 86.5	$ 69.7	$ 40.8
Earnings per share:					
Basic	**$ 2.48**	$ 2.98	$ 2.52	$ 2.06	$ 1.24
Weighted average number of shares (millions)[5]	**34.9**	34.6	34.3	33.8	32.8
Cash Flow Data:					
Cash provided by operations	**$ 75.5**	$ 102.6	$ 106.8	$ 75.8	$ 64.8
Cash provided by (used in) financing	**(103.7)**	3.6	202.5	33.3	3.6
Cash provided by (used in) capital investments	**19.0**	(112.0)	(102.9)	(117.2)	(58.3)
Balance Sheet Data:					
Cash and cash equivalents	**$ 210.4**	$ 218.1	$ 222.2	$ 17.6	$ 25.3
Total assets	**980.4**	984.4	832.1	545.1	453.2
Long-term obligations	**119.4**	204.9	187.1	165.0	140.2
Shareholders' equity	**810.1**	708.2	587.7	330.4	254.5
Other Data:					
Total revenues of all managed hotels and resorts[6]	**$2,805.9**	$2,820.7	$2,370.2	$2,270.7	$2,119.4
Management operating margin[7]	**59.3%**	67.9%	61.9%	62.9%	60.1%
Management earnings before other operating items as a % of earnings before other operating items	**112.0%**	90.2%	91.4%	90.7%	80.5%
EBITDA[8]	**$ 85.0**	$ 139.4	$ 97.5	$ 88.0	$ 79.1
Market price per share at year-end	**$ 74.68**	$ 95.30	$ 76.80	$ 45.00	$ 45.00
Shares outstanding (millions)[5]	**35.0**	34.9	34.5	33.9	33.7
Market capitalization at year-end	**$2,612.9**	$3,322.4	$2,649.1	$1,526.0	$1,517.4
Employees[9]	**25,850**	26,800	25,300	23,000	22,000

1 Consolidated revenues are comprised of revenues from management operations, revenues from ownership operations and distributions from hotel investments, less fees from ownership operations to management operations.
2 Other income (expense), net is comprised of foreign exchange gain (loss), gain on sale of investments, recovery of (provision for) loss, loss on redemption of debt and restructuring charges.
3 Earnings from operations represent earnings before other operating items less (i) depreciation and amortization plus (ii) other income less (iii) other expense.
4 Earnings before income taxes represent earnings from operations plus (i) interest income less (ii) interest expense.
5 Weighted average number of shares and shares outstanding are comprised of Limited Voting Shares and Variable Multiple Voting Shares.
6 Total revenues of all managed hotels and resorts consist of rooms, food and beverage, telephone and other revenues of all the hotels and resorts which the Corporation manages.
7 Management operating margin is equal to management earnings before other operating items divided by management revenues.
8 EBITDA is equal to net earnings plus (i) income tax expense plus (ii) interest expense less (iii) interest income plus (iv) other expense less (v) other income plus (vi) depreciation and amortization. EBITDA is the same as earnings before other operating items. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles, and EBITDA should not be considered as an alternative to net income, cash flow from operations or any other measure of performance prescribed by generally accepted accounting principles. EBITDA of Four Seasons may also not be comparable to EBITDA used by other companies which may be calculated differently.
9 Four Seasons directly employs and is financially responsible for approximately 350 people at the various corporate offices, the worldwide sales offices and the central reservations offices. In addition, there are approximately 25,500 employees located at the 54 hotels and resorts and two Residence Clubs managed by Four Seasons. All costs relating to property-based employees, including wages, salaries and health and insurance benefits, are the responsibility of the property owners and are generally paid out of the operating cash flow of the property.

Summary Hotel Operating Data

The following table sets forth certain summary operating data for hotels and resorts under Four Seasons management in the years shown.

(Unaudited)	**2001**	2000	1999	1998	1997
All Managed Hotels					
Worldwide					
No. of properties	**53**[1]	48	47	42	39
No. of rooms	**14,598**[1]	14,081	13,779	12,782	12,205
North America/South America/Caribbean					
No. of properties	**31**	27	27	24	24
No. of rooms	**9,010**	8,312	8,322	7,574	7,414
Asia/Pacific					
No. of properties	**12**[1]	13	13	13	11
No. of rooms	**3,619**[1]	4,221	4,202	4,344	4,197
Europe/Middle East					
No. of properties	**10**	8	7	5	4
No. of rooms	**1,969**	1,548	1,255	864	594
Stabilized Hotels[2]					
Worldwide					
No. of properties	**45**	42	39	38	36
No. of rooms	**12,744**	12,478	11,355	12,155	11,424
Occupancy[3]	**65.0%**	72.6%	69.8%	70.4%	73.7%
ADR[4]	**$ 443**	$ 417	$ 403	$ 375	$ 339
RevPAR[5]	**$ 288**	$ 303	$ 281	$ 264	$ 250
Gross operating margin[6]	**32.1%**	36.3%	35.5%	34.5%	33.7%
North America/Caribbean					
No. of properties	**26**	25	23	24	22
No. of rooms	**8,116**	7,906	7,352	7,568	6,837
Occupancy[3]	**67.1%**	75.5%	74.0%	73.9%	75.2%
ADR[4]	**$ 511**	$ 472	$ 444	$ 425	$ 369
RevPAR[5]	**$ 343**	$ 356	$ 329	$ 314	$ 278
Gross operating margin[6]	**30.8%**	35.9%	36.0%	34.9%	33.2%
Asia/Pacific					
No. of properties	**11**	12	11	11	11
No. of rooms	**3,080**	3,682	3,132	4,197	4,197
Occupancy[3]	**61.3%**	66.2%	59.9%	63.3%	70.8%
ADR[4]	**$ 251**	$ 266	$ 257	$ 232	$ 258
RevPAR[5]	**$ 154**	$ 176	$ 154	$ 147	$ 182
Gross operating margin[6]	**35.5%**	36.7%	33.1%	31.2%	33.3%
Europe/Middle East					
No. of properties	**8**	5	5	3	2
No. of rooms	**1,548**	890	871	390	390
Occupancy[3]	**62.9%**	73.3%	68.7%	78.5%	79.2%
ADR[4]	**$ 567**	$ 465	$ 475	$ 689	$ 598
RevPAR[5]	**$ 357**	$ 341	$ 327	$ 541	$ 473
Gross operating margin[6]	**36.2%**	39.8%	37.0%	42.4%	41.3%

1 Since December 31, 2001, the Corporation has commenced management of Four Seasons Hotel Shanghai, which has 443 rooms and is not reflected in this table.
2 The term "Stabilized Hotels" means hotels and resorts that were fully open under Four Seasons management throughout a particular year and during the last quarter of the prior year. Stabilized Hotels data is used when information for more than two years is provided.
3 Occupancy percentage is defined as the total number of rooms occupied divided by the total number of rooms available.
4 ADR is defined as average daily room rate per room occupied.
5 RevPAR is defined as average room revenue per available room. RevPAR is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort.
6 Gross operating margin represents gross operating profit as a percentage of gross operating revenue.

TABLE OF CONTENTS OF MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis

As a result of a softening economy, and particularly after the tragic events of September 11th, the global travel industry experienced an unprecedented slowdown in 2001 that resulted in a corresponding decline in the Corporation's earnings for the year. During these difficult times, the Corporation's business model was tested well beyond the limits of any prior economic cycle and maintained sound profitability levels, both at a corporate level and at the hotels and resorts under the Corporation's management, enabling the Corporation to end the year with the strongest balance sheet in its history.

The severity of the market conditions experienced in 2001 caused the Corporation to assess virtually every aspect of its business model. This assessment was carried out in close association with the Corporation's hotel owners, managers and employees. A result of this review process was the confirmation of the Corporation's business model and its core principle that service standards should not be the subject of compromise. This adherence to established service standards allowed the Corporation to maintain its industry-leading achieved room rates at the same record levels as were achieved in 2000, while achieving occupancy levels consistent with other major public lodging companies.

While maintaining established service standards, the Corporation took aggressive, but prudent measures to control costs. These actions resulted in the Corporation maintaining a significant RevPAR premium relative to its competitors, while also maintaining a corporate profit margin of 59.3% on its management business and average worldwide operating profit margins of 32% for its hotel owners. This average hotel operating profit margin exceeded the average margins reported in 2001 by the other major public lodging companies. The Corporation believes that its ability to control costs without compromising the guest experience has positioned it extremely well for the anticipated recovery in economic conditions and lodging demand.

Accordingly, the Corporation has not changed its key objectives, which are outlined below.

Financial Objectives

The key financial objectives of the Corporation may be summarized as follows:

- Achieve, on average, compounded earnings per share growth of 20% per annum over the long term.
- Achieve an average return on capital employed of at least 10% over the Corporation's long-term cost of capital.
- Achieve at least 90% of the Corporation's earnings from its management business, which includes management of hotels, resorts, Residence Clubs and other residential projects.
- Make 70% or more of the Corporation's annual operating cash flow available for investments in or loans to new projects that provide long-term opportunities for growth in management and royalty fees. The long-term capital exposure to new investments will generally be limited to no more than 20% of the total equity required for a property, and the Corporation will typically be permitted to choose to have its ownership interest diluted if additional capital is required.
- Maintain an investment grade credit rating and a low cost of capital to facilitate future financing of the Corporation's growth initiatives.
- Focus on ongoing improvements in operating profit margins at both the property and corporate level, to maximize returns on capital with limited additional investment.
- Maintain tax efficiency.
- Consider divesting the Corporation's equity investments or loans when appropriate opportunities arise, to allow previously committed capital to be made available for investments related to new or enhanced management or royalty opportunities.
- Maintain a prudent risk profile on the investment of the Corporation's cash reserves.
- Make ongoing investments in technology to enhance our customers' access to information regarding the Corporation's properties and provide a variety of distribution channels for reservations capabilities.
- Make normal course purchases of its Limited Voting Shares as appropriate opportunities arise from time to time.

Growth Objectives

The key growth objectives of the Corporation may be summarized as follows:

- Achieve growth of the Four Seasons portfolio through the addition of new hotels and resorts under management, additional Residence Clubs and selected luxury residential projects.
- Identify and pursue opportunities to utilize the Corporation's free cash flow to acquire the management of existing unbranded luxury hotels, or groups of luxury hotels and resorts.
- Maintain and enhance Four Seasons' RevPAR growth and the operating profits of the managed hotels and resorts.
- Identify and pursue opportunities that allow the Corporation to maintain its high profit margins in its management operations.
- Consider other opportunities for growth that represent consistent and productive extensions of the Four Seasons brand.

Risk Management Objectives

The key risk management objectives of the Corporation may be summarized as follows:

- Ensure that the risks and benefits of new investments and contingent obligations are consistent with the Corporation's key financial and operational objectives.
- Mitigate business cycle risks through both geographic diversity and the business mix of (i) hotel management agreements, (ii) Residence Club or branded luxury residences management and royalty agreements, (iii) hotel, resort and Residence Club investments, and (iv) effective utilization of the Corporation's cash reserves.
- Engage in appropriate currency hedging activities with a view to minimizing the risks associated with foreign currency exposures and interest rate risk.
- Maintain an appropriate balance between equity and debt.
- Minimize the Corporation's investments in areas of high risk, and, when made, obtain premium returns on invested capital in certain regions to offset potential political or emerging market risks.
- Continue to negotiate long-term management agreements and non-disturbance arrangements (which help to protect the Corporation's management rights in the event of a sale of a property or any potential debt foreclosures).
- Conduct ongoing risk assessment of the Corporation's insurance programs to ensure that insurance coverages are appropriately sufficient and, where appropriate, consider insurance to offset potential political or emerging market risks.

Overview of 2001

Despite the challenge of the most difficult operating conditions ever experienced by Four Seasons, its customers and the lodging and travel industry, the Corporation managed to meet many of its key objectives during 2001, including the following:

- **Unit growth:** The Corporation opened four new properties in 2001: Caracas, Prague, Dublin, and San Francisco; and also acquired the long-term management of two existing hotels in Buenos Aires, Argentina and Carmelo, Uruguay. The Corporation also opened Four Seasons Hotel Shanghai in February 2002.
- **Earnings per share growth:** Although basic earnings per share fell 16.8% to $2.48 per share, compared to $2.98 per share in 2000, basic earnings per share has grown at a compound annual growth rate of 18.9% since 1997. This long-term growth rate reflects continued improvements in the management business and the global growth prospects for the Four Seasons brand.
- **Asset dispositions:** During 2001, the Corporation disposed of its investment in three hotels. The Corporation raised aggregate net proceeds of approximately $89 million as a result of the sale of its interests in The Regent Hong Kong, Four Seasons Hotel Prague and Four Seasons Resort Punta Mita. The Corporation retained its long-term management rights in Four Seasons Hotel Prague and Four Seasons Resort Punta Mita.
- **Capital spending:** In 2001, approximately 81% or $56.7 million (2000 – 84% or $97.2 million) of total capital spending was invested in new growth opportunities.

- **Geographic diversity:** With the hotel openings in 2001 and early 2002, the Corporation operates in five additional countries, thereby expanding its geographic diversity. The planned openings over the next few years will contribute further to the Corporation's geographic diversity objectives.
- **Liquidity position:** In 2001, the Corporation strengthened its balance sheet by selling three of its ownership positions and by redeeming $100 million of unsecured debentures. At December 31, 2001, the Corporation had cash reserves of $210.4 million, as compared to remaining total long-term debt obligations of $119.4 million. The only significant debt remaining relates to pension liabilities and the Corporation's zero coupon convertible notes, due in 2029. The Corporation has achieved significant liquidity to fund its growth program and to allow it to react promptly to any additional growth opportunities which may arise. The Corporation also has available US$200 million of committed undrawn credit facilities.
- **Credit rating:** The Corporation maintained its investment grade credit ratings, despite the significant lodging industry downturn in 2001.



Year-End Cash/
Debt Balances
($ millions)
Cash
Debt
250
200
150
100
50
0
97
98
99
00
01

Balance Sheet Review and Analysis, Commitments and Liquidity

Balance Sheet Review and Analysis

Corporate Strategy Relating to Investments

A part of the Corporation's business strategy is to invest a portion of available cash to obtain new management agreements or enhance existing management arrangements. The loans or investments will only be made where the overall economic return to Four Seasons justifies the investment.

These loans or investments must meet the Corporation's financial criteria, including certain minimum return hurdles. The Corporation assesses the relative risk and returns of such investments, including interest, dividends and fee income, when determining whether to make them or whether the structure of the investments should be in the form of a loan or a minority equity investment. The Corporation generally seeks to limit its total long-term capital exposure to no more than 20% of the total equity required for a property, and typically can choose to have its ownership interest diluted if additional capital is required. Depending on the nature of the loan or investment, it will be characterized on the Corporation's balance sheet as "Investments in hotel partnerships and corporations," "Investment in management contracts," or "Long-term receivables." The returns associated with such investments are augmented by the management fees from the properties in which the investments were made.

As part of its ongoing balance sheet evaluation, the Corporation has reviewed each investment and has determined that no additional reserve was necessary as at December 31, 2001 relating to impairment of the book value of any of these loans or investments. However, the Corporation is currently in dispute with the owner of Four Seasons Hotel Caracas regarding a variety of matters relating to the completion and ongoing operation of the hotel, including the resulting default on the Corporation's US$5 million loan receivable, formal notice of which has been given. The dispute has been referred to arbitration and the Corporation believes that it has adequate security to ensure the repayment of the loan receivable provided that due process of law is respected.

Long-term Receivables

Included on the Corporation's balance sheet is $201.5 million of loans receivable relating primarily to advances made to Four Seasons properties. The most significant loans include amounts advanced to the owners of the Four Seasons hotels in London, San Francisco, Nevis and The Regent Sydney. See note 3 to the consolidated financial statements for further information relating to the loans receivable.

In 2001, the Corporation advanced $52.4 million in the aggregate as long-term loans to Four Seasons' managed properties. These included: (i) $26.4 million relating to the recently opened Four Seasons Hotel San Francisco, (ii) $8.9 million relating to the sale of Four Seasons Hotel Prague, (iii) $6.2 million relating to the renovation of The Regent Bangkok, (iv) $2.2 million relating to the construction of Four Seasons Residence Club Scottsdale at Troon North (the total loan of $18.2 million, which includes amounts funded in previous years, was subsequently repaid to the Corporation in 2001), (v) $1.5 million relating to the reconstruction and improvement of Four Seasons Resort Nevis, and (vi) $1.5 million relating to improvements at Four Seasons Hotel Las Vegas.

In 2000, the Corporation advanced $69 million in the aggregate as long-term loans to Four Seasons' managed properties. These included: (i) $21 million relating to the reconstruction and improvement of Four Seasons Resort Nevis, (ii) $16.5 million relating to an acquisition of suites at The Pierre in New York, (iii) $11.6 million relating to the construction of Four Seasons Residence Club Scottsdale at Troon North, (iv) $7.5 million relating to the construction of Four Seasons Hotel Caracas, (v) $3.7 million relating to an operating shortfall at The Regent Sydney, and (vi) $3.7 million relating to the construction of Four Seasons Hotel Cairo at The First Residence.

In 1999, the Corporation advanced $81 million in the aggregate as long-term loans to Four Seasons' projects. These included: (i) $46.2 million relating to the construction of Four Seasons Resort and Residence Club Scottsdale at Troon North, of which $29.5 million was repaid upon the sale of the resort in 1999, (ii) $15.6 million relating to a major renovation project at The Regent Sydney, (iii) $7.1 million relating to the proposed equity interest in Four Seasons Hotel Canary Wharf, and (iv) $4.4 million relating to the Four Seasons hotel under construction in Budapest.

Investments in Hotel Partnerships and Corporations and Investment in Management Contracts

Hotel Ownership Interests

The Corporation has a 100% leasehold interest in The Pierre in New York, Four Seasons Hotel Vancouver and Four Seasons Hotel Berlin. The Corporation's consolidated balance sheet includes the consolidation of the balance sheets of these three hotels. While it is not the Corporation's current investment strategy to hold majority hotel ownership investments, these three properties are long-term leasehold interests that were established at an earlier stage of the Corporation's development. Because of the leasehold nature of these three properties it is difficult to sell these interests without foregoing the hotel management rights.

There is no third party debt associated with the Corporation's leasehold interests in The Pierre in New York, Four Seasons Hotel Vancouver or Four Seasons Hotel Berlin. These direct lease obligations are disclosed in note 13(a) to the consolidated financial statements.

Other Hotel Ownership Interests and Four Seasons Residence Clubs

As at December 31, 2001, Four Seasons had equity investments in five other hotels and resorts under management, namely, The Regent Sydney (15.2%), Four Seasons Hotel London (12.5%), Four Seasons Resort Aviara (7.3%), Four Seasons Resort Scottsdale (3.9%) and Four Seasons Olympic Hotel (Seattle) (3.4%), and had equity investments in six of the hotels and resorts under construction or development, namely, Four Seasons Hotel Miami (6.3%), Four Seasons Hotel Shanghai (21.2%), Four Seasons Hotel Budapest (19.6%), Four Seasons Hotel Amman (12.3%), Four Seasons Hotel Nile Plaza, Cairo (9%) and Four Seasons Hotel Istanbul at the Bosphorus (18%). The Corporation's ownership interests in Four Seasons Resort Punta Mita, Four Seasons Hotel Prague and The Regent Hong Kong were sold in 2001.

Four Seasons Hotel Shanghai opened in the first quarter of 2002. The Corporation expects to fund in 2002 an equity investment in another five hotels under construction or development.

In accordance with Canadian generally accepted accounting principles, Four Seasons accounts for all of these investments on a cost basis because either the percentage ownership or structure does not give the Corporation significant influence over these investments, or the investments were made with the intention that they be disposed of in the foreseeable future. The book value of other hotel ownership interests was $121.8 million as at December 31, 2001 ($148.4 million as at December 31, 2000). The decline in the book value of these ownership investments year-over-year is a result of the sale of the Corporation's interest in the investments noted above. Based upon the current and budgeted operating cash flow of each of these properties (adjusted for expected capital spending requirements), the Corporation currently estimates that the net recoverable value from each of these investments at least approximates their respective book values (see note 4 to the consolidated financial statements). The effect of US generally accepted accounting principles applied to the investments is disclosed in note 16 to the consolidated financial statements.

Each of these investments individually represents less than 5% of the total assets of the Corporation and none of these investments is material to the Corporation. The Corporation is not liable for any further obligations relating to these investments other than any contingent commitment that is included in contingent commitments discussed on page 40. For the year ended December 31, 2001, the Corporation earned $20.4 million ($28.4 million in 2000) of fee revenues from these investments. The Corporation received distributions of $1.5 million ($1.5 million in 2000) and funded $0.6 million in 2001 ($3.7 million in 2000) as its share of cash flow distribution to or cash flow shortfall from its five equity investments in hotels and resorts open in 2001. The Corporation expects that distributions from its five equity investments in the hotels and resorts open in 2001 will equal cash shortfalls relating to these investments in 2002.

The following table sets forth the combined summarized financial information relating to the Corporation's proportionate share of these ownership interests for the 2001 and 2000 fiscal years, excluding: (i) Four Seasons' ownership interests in The Regent Hong Kong, Four Seasons Hotel Prague and Four Seasons Resort Punta Mita, all of which were sold during 2001, (ii) Four Seasons' ownership interest in Four Seasons Hotel Shanghai, which did not open until 2002, and (iii) Four Seasons' ownership interests in the Four Seasons hotels in Miami, Budapest, Amman, Nile Plaza, Cairo and Istanbul at the Bosphorus, all of which are still under construction or development.

Balance Sheet

(In thousands of dollars)	**2001**	2000
Current assets	**$ 5,504**	$ 5,839
Long-term assets	**57,798**	60,661
Total assets	**$ 63,302**	$ 66,500
Current liabilities[1,2]	**$ 16,226**	$ 7,051
Long-term obligations due to third parties[1,2]	**38,384**	46,763
Long-term obligations due to the Corporation[2]	**7,353**	7,268
Equity	**1,339**	5,418
Total liabilities and equity	**$ 63,302**	$ 66,500

Statement of Operations

(In thousands of dollars)	**2001**	2000
Revenues	**$ 26,290**	$ 30,363
Expenses	**(28,062)**	(30,864)
Net loss[3]	**$ (1,772)**	$ (501)

1 The Corporation is not liable for any of these obligations other than any contingent commitment that is included in contingent commitments discussed on page 40.

2 The current and long-term liabilities relating to the investments have recourse only to the assets of the single-purpose corporations, partnerships or joint ventures that own the properties. Four Seasons management contracts are also generally protected through non-disturbance agreements with the property lenders in order to attempt to ensure that the contracts survive any sale of the asset or foreclosure by a lender.

3 The proportionate taxable earnings or loss of any partnership and joint venture interest is included in the taxable earnings or loss of their respective partners. Accordingly, no provisions for income taxes on such partnerships and joint ventures are included in the above statements.

The book value of the Corporation's ownership interests in Four Seasons Residence Clubs was $19.2 million as at December 31, 2001 ($17.9 million at December 31, 2000). This amount represents the Corporation's ownership interest in the projects located at Aviara in Carlsbad, California (7.3%); Scottsdale, Arizona (7.1%); and Punta Mita, Mexico (30.8%). Sales of interests in Four Seasons Residence Club Aviara and Four Seasons Residence Club Scottsdale at Troon North began in 1997 and 2000, respectively. Sales of interests in Four Seasons Residence Clubs in Punta Mita, Sedona and Jackson Hole are expected to begin in 2002. The Corporation earned fee revenues of $7.3 million in 2001 ($7.5 million in 2000) but received no distributions in 2001 ($0.2 million in 2000) from the Residence Clubs in Aviara and Scottsdale. It is anticipated that the Corporation will reduce its equity interests in the Four Seasons Residence Clubs in Scottsdale, Arizona and Punta Mita, Mexico through sales to third parties.

The following table sets forth the combined summarized financial information relating to the Corporation's proportionate ownership interests in these Residence Clubs for the 2001 and 2000 fiscal years, excluding Four Seasons' ownership interest in Four Seasons Residence Club Punta Mita, which is still under construction.

Balance Sheet

(In thousands of dollars)	2001	2000
Current assets	$ 3,392	$ 1,477
Long-term assets	35,184	30,384
Total assets	$ 38,576	$ 31,861
Current liabilities[1,2]	$ 4,046	$ 4,339
Long-term obligations[1,2]	19,096	2,937
Long-term obligations due to the Corporation[2]	—	11,035
Equity	15,434	13,550
Total liabilities and equity	$ 38,576	$ 31,861

Statement of Operations

(In thousands of dollars)	2001	2000
Revenues	$ 20,690	$ 21,856
Expenses	(19,603)	(19,926)
Net earnings[3]	$ 1,087	$ 1,930

1 The Corporation is not liable for any of these obligations other than any contingent commitment that is included in contingent commitments discussed on page 40.

2 The current and long-term liabilities relating to the investments have recourse only to the assets of the single-purpose corporations, partnerships or joint ventures that own the properties.

3 The proportionate taxable earnings or loss of any partnership and joint venture interest is included in the taxable earnings or loss of their respective partners. Accordingly, no provisions for income taxes on such partnerships and joint ventures are included in the above statements.

The Corporation invested $25.5 million in the aggregate in 2001 ($8 million in 2000 and $10.3 million in 1999) to fund capital requirements in properties in which it has less than a 20% interest, primarily in hotels and resorts under construction or development. The $25.5 million advanced in 2001 included (i) $15.8 million related to the Four Seasons hotel under construction in Miami, (ii) $6.6 million related to the recently opened Four Seasons Hotel Dublin, and (iii) $1.7 million related to the Four Seasons hotel under construction in Budapest. The $8 million advanced in 2000 included (i) $5.2 million related to the Four Seasons hotel under construction in Amman, and (ii) $1.9 million related to the Four Seasons hotel under development in Istanbul at the Bosphorus. The $10.3 million advanced in 1999 related to the Four Seasons hotel under construction in Budapest.

In 2001, the Corporation invested $0.1 million ($0.3 million in 2000 and $1.3 million in 1999) related to the Four Seasons Residence Club in Punta Mita, in which it has an approximate 30.8% interest, and $3.2 million ($2.8 million in 2000 and $13.3 million in 1999) related to Four Seasons Hotel Prague, in which it had a 67% interest prior to the sale of this interest in 2001 (see note 4(c) to the consolidated financial statements).

During 2000, the Corporation also invested (i) $25.8 million in the Four Seasons hotel then under construction in Shanghai, in which it has a 21.2% interest, (ii) $7.4 million ($6.3 million in 1999) in Four Seasons Resort Punta Mita, in which it had a 30.8% interest prior to the sale of this interest in 2001 (see note 4(d) to the consolidated financial statements), and (iii) $5.1 million ($7.8 million in 1999) in Four Seasons Resort Scottsdale at Troon North, in which its equity interest was reduced to 3.9% as at December 31, 1999.

In 2001, in addition to the sale of its interest in the Four Seasons hotels in Prague and Punta Mita, the Corporation sold its 25% ownership interest in The Regent Hong Kong (see note 4(b) to the consolidated financial statements). In 2000, the Corporation was repaid US$5 million of a US$7.5 million advance previously made to the owner of Four Seasons Hotel Atlanta. In 1999, the Corporation sold its direct ownership interest in Four Seasons Resort Scottsdale at Troon North and a 50% interest in two parcels of land adjacent to the resort for cash proceeds of US$23.1 million, a preferred profit interest of US$10.6 million in the purchaser's interest in the resort and a receivable of US$1.4 million.

Fixed Assets

Owners of properties managed by Four Seasons are contractually responsible for funding the capital requirements of the properties, including guest room and common area renovations, and for maintaining capital reserves to fund ongoing annual maintenance capital expenditures required by the management agreements. The owners annually spend an average of 4% of hotel gross revenues on capital expenditures to maintain properties at the Four Seasons standard (other than in newly constructed or recently renovated properties where the annual amounts generally range from 1% to 2% in the years of operation following opening and major refurbishment). Capital expenditures are funded primarily by working capital generated from property operations and through advances from the owners. Four Seasons' share of these capital expenditures was $9.6 million, $11.1 million and $13 million in 2001, 2000, and 1999, respectively, for its consolidated hotels and corporate offices. Four Seasons' share of capital expenditures was immaterial for those hotel properties in which Four Seasons has a minority equity interest or pursuant to management contract obligations. The Corporation expects fixed asset additions and improvements in 2002 to be at similar levels to 2001.

Commitments

Debt

FSHI's unsecured debentures, with a face value of $100 million and a maturity date of July 2, 2002, were redeemed by the Corporation during 2001 for $102.2 million, which resulted in an accounting loss of $2.4 million. The debentures bore interest at a rate of 6% per annum. The redemption was funded from the Corporation's cash reserves.

During 1999, FSHI issued US$655.5 million principal amount at maturity (September 23, 2029) of convertible notes for gross proceeds of US$172.5 million. The net proceeds of the issuance, after deducting offering expenses and underwriter's commission, were approximately US$166 million. At any time on or before the maturity date, unless the notes have previously been redeemed or purchased, holders may require FSHI to convert the notes (each US$1,000 dollar principal) into 5.284 Limited Voting Shares of FSHI. FSHI has the right to acquire the notes that a holder has required to be converted for cash equal to the fair value of the Limited Voting Shares. The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued interest. Holders also have the right to require FSHI to purchase all or a portion of their notes on September 23, 2004, September 23, 2009 and September 23, 2014 in consideration for Limited Voting Shares of FSHI having a fair value equal to the issue price plus accrued interest to the date of purchase. However, FSHI always has the right to acquire for cash all or a portion of the notes that a holder has required to be so purchased. In addition, upon a change in control of FSHI occurring on or before September 23, 2004, FSHI will be required to offer to purchase all the notes for cash at the issue price plus accrued interest to the date of purchase. FSHI may redeem all or a portion of the notes at any time on or after September 23, 2004 for cash at the issue price plus accrued interest to the date of purchase.

The net proceeds of this issue were used to repay all amounts owed under the Corporation's bank credit facility, with the remainder being invested in bank deposits, guaranteed investment certificates and money market funds held with major financial institutions.

As at December 31, in each of 2001, 2000 and 1999, with the exception of its pension commitments, virtually all of the Corporation's long-term obligations were at fixed interest rates.

The Corporation has a US$200 million committed bank credit facility, of which US$100 million matures in April 2003 and US$100 million matures in July 2003. As at December 31, 2001, no amounts were borrowed by the Corporation under this credit facility. The Corporation believes that bank credit facilities, when combined with cash on hand and internally generated cash flow, are adequate to allow it to finance all of its normal operating needs and commitments to new investments to achieve its growth objectives.

Pension Commitments

The Corporation maintains a multi-employer non-contributory defined benefit pension plan (the "Plan") on behalf of the Corporation and the owners of certain managed hotels. The Plan provides pension benefits for certain senior executives of the Corporation and hotel general managers, based on years and level of service and annual salary.

The accrued benefit liability of $27.2 million, which is recorded on the Corporation's balance sheet in "Long-term obligations" as at December 31, 2001, is financed by life insurance policies on the lives of certain of the participants in the Plan. As at December 31, 2001, the Corporation's share of the cash surrender value of the policies, which is included in "Other assets" on the Corporation's balance sheet, was $15.7 million.

Lease Commitments – Consolidated Hotels

In addition to the obligations identified on the Corporation's balance sheet as at December 31, 2001, the Corporation's three consolidated hotels (The Pierre in New York, Four Seasons Hotel Berlin and Four Season Hotel Vancouver) are leasehold interests subject to individual property leases. The Corporation's obligations in respect to two of these leases are supported by letters of credit aggregating $18.2 million. The total annual lease obligations for these three assets represent annual payments of approximately $16 million in 2001 and 2002. These lease expenses are treated as an expense of the Corporation's Ownership Operations (see note 13(a) to the consolidated financial statements).

Contingent Commitments

In connection with certain of its properties currently under management, the Corporation provides limited and contingent commitments in lieu of additional equity, loan or guarantee commitments. As at December 31, 2001, the Corporation has eight contingent commitments totalling $39 million, of which five commitments are for potential one-time fundings totalling approximately $20 million and three commitments represent annual maximum contingent commitments of approximately $19 million, which are expected to remain in place for at least the next five years. To the extent it is called upon to honour any one of these contingent commitments, generally the Corporation has either the right to be repaid from hotel operations and/or has various forms of security or recourse to the owner of the property. The Corporation did not fund any amount pursuant to these contingent commitments in 1999, 2000 or 2001. The Corporation currently does not anticipate being required to fund any amount pursuant to these contingent commitments during 2002. The Corporation believes, based on its typical investing activity, that its annual contingent commitments will not change materially in 2002 unless the Corporation accepts new contingent commitments in lieu of additional equity investments or loans to obtain new long-term management agreements or improve existing management agreements.

Liquidity

Cash Reserves and Cash from Operations

As at December 31, 2001, the Corporation's cash reserves were $210.4 million, as compared to cash reserves of $218.1 million as at December 31, 2000.

For the year ended December 31, 2001, cash from operations was $75.5 million, as compared to $102.6 million in 2000. The decrease in operating cash flow of $27.1 million was primarily due to lower working capital generated by management and ownership operations of $28.8 million and $20.5 million, respectively, in 2001, as compared to 2000 (reflecting the decrease in management and ownership operating earnings discussed below under "Results of Operations"), a decrease of $3.8 million in cash received relating to assets previously provided for and an increase in income tax installments of $2.1 million. The operating cash flow decrease was partially offset by a decrease in non-cash working capital of $27.6 million in 2001, as compared to 2000 (resulting primarily from the collection in 2001 of the incentive and royalty fee receivables which were outstanding at the end of 2000).

For the year ended December 31, 2000, cash flow from operations was $102.6 million, as compared to $106.8 million in 1999. The decrease in operating cash flow was primarily due to an increase in non-cash working capital of $38 million in 2000, as compared to 1999 (resulting primarily from additional incentive and royalty fee receivables at December 31, 2000, the majority of which have currently been collected and contributed to the Corporation's cash position in 2001), and an increase in income tax installments of $14 million in 2000, as compared to 1999. The operating cash flow decrease was partially offset by higher working capital generated by management and ownership operations of $35.7 million and $4.8 million, respectively, in 2000, as compared to 1999 (reflecting the improvement in management and ownership operations discussed below under "Results of Operations"), and higher net interest income received of $5.9 million in 2000, as compared to 1999.

Cash flow from operations in 2002 is expected to exceed cash flow from operations in 2001. As noted above, the Corporation expects that a majority of the cash flow from operations in 2002 will be re-invested to generate new revenue streams from new management contracts or improvements in certain existing contracts.

Anticipated 2002 Capital Spending

The Corporation generally utilizes cash from operations and cash reserves to (i) make capital investments to obtain long-term management agreements and to enhance existing management agreements, (ii) fund its share of hotel, resort and Residence Club capital improvements and operating requirements where it holds an equity interest and where the operating cash flow from these properties is insufficient to fund these requirements, and (iii) make principal and interest payments on corporate debt.

In 2002, based upon the current business plan, the Corporation expects total capital spending, including dividends and those items noted on pages 36 and 38, to be approximately the same as the $73.2 million spent in 2001. It is expected that the majority of the investments made by the Corporation in 2002 will be for loans receivable or minority interests in new hotel, resort and residential projects which it will brand and manage under long-term management contracts. Four Seasons projects that are expected to be funded by the Corporation in 2002 include Amman, Buenos Aires, Jackson Hole, Costa Rica and São Paulo. (A chart summarizing capital committed to properties under construction or development, but not yet funded, is set out on page 24.) This capital spending in 2002 will be funded from a combination of cash reserves and cash generated by operations. However, depending on additional opportunities that may arise, additional capital commitments may be made to obtain long-term management agreements and to enhance existing management agreements.

Dividends

The Corporation paid $3.6 million in dividends during 2001 and 2000, based on a dividend policy of 11 cents per Limited Voting Share and 5.5 cents per Variable Multiple Voting Share per annum paid semi-annually in January and July. The Corporation does not expect to change its dividend policy in 2002.

Operational and Financial Review and Analysis

Overview

Four Seasons has two operating segments: management operations and ownership operations. It is Four Seasons' objective to maximize the percentage of its operating earnings from the management operations segment, and generally to make investments in the ownership of hotels, resorts and Residence Clubs only where required to secure additional management opportunities or to improve the management fee arrangements for existing properties. Revenues from management operations and ownership operations as a percentage of total combined consolidated revenues are set forth in the following table. The table also includes earnings before other operating items, interest and taxes ("EBITDA") from management operations and ownership operations, as a percentage of total EBITDA.

	2001	2000	1999	1998	1997
As a percentage of consolidated revenues:					
Revenues from management operations	**53.0%**	53.3%	51.9%	51.2%	44.1%
Revenues from ownership operations	**48.7**	46.4	47.7	50.5	56.3
Distributions from hotel investments	**0.5**	2.6	3.0	1.1	2.6
Fees paid by ownership operations to management operations	**(2.2)**	(2.3)	(2.6)	(2.8)	(3.0)
	100.0%	100.0%	100.0%	100.0%	100.0%
As a percentage of consolidated EBITDA[1]:					
Management operations	**112.0%**	90.2%	91.4%	90.7%	80.5%
Ownership operations	**(12.0)**	9.8	8.6	9.3	19.5
	100.0%	100.0%	100.0%	100.0%	100.0%

1 EBITDA is equal to net earnings plus (i) income tax expense plus (ii) interest expense less (iii) interest income plus (iv) other expense less (v) other income plus (vi) depreciation and amortization. EBITDA is the same as earnings before other operating items. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles, and EBITDA should not be considered as an alternative to net income, cash flow from operations or any other measure of performance prescribed by generally accepted accounting principles. EBITDA of Four Seasons may also not be comparable to EBITDA used by other companies which may be calculated differently.

Management Operations

Four Seasons is principally a management company. Under its management agreements, Four Seasons generally supervises all aspects of hotel and resort operations on behalf of the owners, including sales and marketing, reservations, accounting, purchasing, budgeting and the hiring, training and supervising of staff. For providing these services, Four Seasons receives a variety of fees, including a base fee calculated as a percentage of gross operating revenues of each hotel and resort. In addition, Four Seasons typically receives an incentive fee based on the operating performance of each hotel.

Through economies of scale, coordinated international marketing efforts, detailed labour management controls and food and beverage purchasing systems, Four Seasons generally has enhanced the overall profitability of hotels and resorts under its management. As a result of various management tools and cost control techniques, the gross operating profit margin of the Core Hotels improved from 32.8% in 1996 to 35.2% in 2000 (calculated as a percentage of gross operating revenues). The margin fell in 2001 to 32.1% largely as a result of the significant pressure on occupancies resulting from the September 11th terrorist attacks and the weakening global economy. However, these achieved margins remain much higher than those achieved in the Core Hotels in 1991 and 1992 following the Gulf War, and reflect the ability of Core Hotels to better weather these periods of uncertainty and disruption of travel.

In addition to overseeing day-to-day operations of its hotels and resorts, Four Seasons generally provides management services, including developing and implementing sales and marketing strategies, operating a central reservations system, assisting with sourcing the financing of and development of new hotels and resorts, providing advice with respect to the design and construction of new or renovated hotels and resorts, assisting with the refurbishment of hotels and resorts, and providing a centralized purchasing system for goods.

General and administrative expenses for management operations are incurred by the Corporation to provide the management services outlined in the previous paragraph, together with and including those items normally associated with corporate overhead, such as operations, finance, information technology, accounting, legal, development and other costs of maintaining the corporate office.

The sales, marketing and central reservation expenses, which are funded by sales and marketing and central reservation charges, are on a cost recovery basis to the Corporation and are a function of the number of hotels and resorts in operation. Excluding the sales and marketing and reservations expenses, the Corporation's other general and administrative expenses are relatively stable year over year. As a result, the Corporation derives substantial operating profit leverage from increases in management fees generated from existing agreements and the addition of new management contracts. From 1996 to 2000, management revenues and management earnings before other operating items have grown at compounded annual growth rates of 18% and 23%, respectively. During the same period, management earnings before other operating items as a percentage of management revenues (management profit margin) increased from 58.8% to 67.9%.

As a result of the unprecedented decline in travel during 2001 in the aftermath of the events of September 11th and a weakening global economy, management revenues declined 13.3% and management earnings declined 24.3% for the year of 2001, as compared to 2000. The management profit margin fell to 59.3% during the same period. Management revenues and earnings are expected to increase in 2002 as a result of (i) anticipated RevPAR and profitability improvements at Core Hotels as a result of expected improvements in the economy, (ii) a full year of management fees from properties opened in 2001, (iii) the addition of management fees from properties added to the portfolio in 2002, (iv) increased fees from Residence Club projects, and (v) increased royalty and licence fees from branding of residential projects.

Ownership Operations

Ownership earnings include the consolidated results of the 100% leasehold interests in The Pierre in New York, Four Seasons Hotel Vancouver, and Four Seasons Hotel Berlin.

In addition, the Corporation recognizes as revenue the profit distribution from its minority ownership interests, which are discussed on page 36. Through the end of 2000, the Corporation received dividend distributions in respect to its 25% interest in The Regent Hong Kong. The Corporation disposed of this interest in 2001, and recorded no dividend distributions from this hotel in 2001.

Results of Operations

Year ended December 31, 2001 compared to year ended December 31, 2000

Management Operations

Revenues

Fee revenues decreased $24.6 million or 13.3% to $160.7 million in 2001, as compared to $185.3 million in 2000. The decrease is attributable to (i) a decrease in fees of $2.9 million resulting from the cessation of the Corporation's management of The Regent Hong Kong during 2001 and (ii) a decrease in fees from other hotels and resorts of $25.3 million, partially offset by an increase in fees from recently opened hotels and resorts and new management agreements of $3.1 million and a net increase in fees from hotels and resorts under development and from Four Seasons Residence Club projects of $0.5 million. The significant decrease in fees from other operating hotels and resorts in 2001 was primarily due to the general downturn in the global economy and the events of September 11th. Historically, the period from early September to the year-end is one of high hotel occupancies, both from business and leisure travel. The September events, along with slowing economic conditions, combined to severely constrain global travel over the latter part of 2001. The Corporation's incentive fees, which are typically calculated based on the adjusted gross operating profits of the hotels and resorts under management, decreased $19.8 million to $30 million in 2001, as compared to $49.8 million in 2000. Incentive fees contributed 18.7% of the total fee revenues in 2001, as compared to 26.9% in 2000.

Fee revenues are largely dependent on total revenues of all managed hotels and resorts which were $2.8 billion in 2001, approximately the same level as 2000, notwithstanding the general downturn in the global economy and the events of September 11th. The recognition of 2001 hotel revenues similar to 2000 hotel revenues was the result of strong performances in the European and Canada/Mexico markets and an increase in revenues from recently opened hotels and resorts, offset by weaker performances in the United States and Asia/Pacific markets. All markets in which the Corporation manages hotels and resorts were negatively impacted following the events of September 11th and the economic slowdown. In addition, European and Asia/Pacific revenues were each adversely affected by the weakening euro and Asian currencies against the US dollar. On a euro basis, revenues of Core Hotels in the European markets increased 6.3% in 2001, as compared to an increase of 3.6% when measured on a US dollar basis. On a local currency basis, revenues of Core Hotels in the Asia/Pacific markets decreased 2.8% in 2001, as compared to a decrease of 11.6% on a US dollar basis.

Hotel revenue has a high correlation to RevPAR. The Corporation's worldwide Core Hotels had an average decrease of 10% in RevPAR in 2001, as compared to 2000, on a US dollar basis, resulting from a decrease in occupancy of 7.5% and an increase in room rates of 0.3%. Prior to September 11, 2001, the Corporation expected the worldwide Core Hotel's RevPAR to decline by approximately 2% to 3%, on a US dollar basis for the full year.


Management Fee Revenues
($ millions)
200
150
100
50
0
97
98
99
00
01

Primarily as a result of the strength of the Corporation's hotels in Paris and Milan, on a US dollar basis, the Corporation's Core Hotels under management in Europe experienced an average increase in RevPAR of 1.2%, and an average increase in gross operating profit of 13.2%, whereas the Corporation's Core Hotels under management in the United States and Asia/Pacific experienced an average decrease in RevPAR of 12.5% and 11.3%, respectively, and an average decrease in gross operating profit of 23.3% and 11.7%, respectively, in 2001, as compared to 2000. The Corporation's Core Hotels under management in Canada/Mexico had an average decrease in RevPAR, on a US dollar basis, of 1.2%, and an average increase in gross operating profit, on a US dollar basis, of 4.8%. Gross operating profit of the Core Hotels decreased overall on average by 16.5% in 2001, as compared to 2000, on a US dollar basis, primarily due to decreased RevPAR. In 2002, the Corporation expects RevPAR to increase approximately 2% to 3% in its worldwide Core Hotels. On a quarterly basis the Corporation expects the following changes in RevPAR, on a US dollar basis, in its worldwide Core Hotels: first quarter – a decline of approximately 12% to 15%; second quarter – a decline of approximately 2% to 5%; third quarter – an increase of approximately 8% to 12%; and fourth quarter – an increase of approximately 15% to 20%. These expectations are based on the Corporation's assumption that US GDP growth will increase by 1.0% to 1.5% during 2002, with the growth predominantly in the latter half of 2002.

The Corporation expects fee revenues to increase in 2002 over 2001 by approximately 5%, primarily as a result of (i) anticipated RevPAR and profitability improvements at Core Hotels as a result of the anticipated improvement in the global economy, (ii) a full year of management fees from the properties opened in 2001, (iii) the addition of management fees from properties added to the portfolio in 2002, (iv) increased fees from Residence Club projects, and (v) royalty and licence fees from branding of residential projects.

General and Administrative Expenses

In 2001, general and administrative expenses increased by $5.9 million or 9.9%, as compared to 2000. This increase reflects, in part, an additional $4.4 million of reservation and sales and marketing expenses in 2001, primarily attributable to new managed properties, as compared to 2000. In 2001, reservation and sales and marketing expenses were $28.9 million or 44.2% of total general and administrative expenses, as compared to $24.5 million or 41.2% in 2000. Other than the costs related to an increase in fees in the reservation and sales and marketing areas, which operate on a cost recovery basis, the overall increase in general and administrative expenses in 2001 was 4.2% or $1.5 million, as compared to 2000. In 2002, general and administrative expenses are expected to remain generally unchanged, as compared to 2001, excluding an expected increase in reservation and sales and marketing expenses of approximately 5%, which are funded by additional reservation and sales and marketing fees.

Management Earnings

As a result of the changes in management revenues and expenses discussed above, the Corporation's management earnings decreased by $30.5 million or 24.3% from the prior year to $95.3 million in 2001. Management earnings represented essentially all of the Corporation's earnings before other operating items in 2001 and 90% of these earnings in 2000. The increased percentage in 2001 was due to the ownership operations loss before other operating items in 2001 and the sale of the Corporation's 25% minority interest in The Regent Hong Kong. The Corporation expects that in 2002, all of its operating earnings will continue to be derived from its management operations, as it expects that its ownership operations will incur a loss of approximately $8 million in 2002.


Management Earnings
($ millions)
130
110
90
70
50
30
97
98
99
00
01

With the combination of management revenue growth anticipated in 2002, and no expected increase in its cost base other than for reservations and sales and marketing expenses, the Corporation currently anticipates that the management operations profit margin in 2002 should exceed the 2001 profit margin of 59.3%.

Ownership Operations

Ownership loss in 2001 was $10.2 million, as compared to ownership earnings of $13.6 million in 2000. The decrease in ownership earnings of $23.8 million was primarily due to a decrease in operating earnings at The Pierre in New York of $14.8 million and the elimination of a dividend from The Regent Hong Kong in 2001, as compared to a dividend of $7.4 million in 2000. During 2001, the Corporation sold its 25% ownership interest in The Regent Hong Kong and received gross proceeds of $36.4 million (see note 4(b) to the consolidated financial statements).

The decrease in operating earnings at The Pierre resulted primarily from the events of September 11th and the softening economy, which severely disrupted the hotel's operations during a part of the year which traditionally has been the most profitable for the hotel.

During 2001, the occupancy level at The Pierre was 63.8%, as compared to 80.7% for 2000, causing operating earnings to decrease from earnings of $14.1 million in 2000 to a loss of $0.7 million in 2001.

As discussed on page 36, the Corporation has a minority ownership interest in five Four Seasons hotels and resorts under management and two Four Seasons Residence Clubs which are accounted for on a cost basis. In 2001 and 2000, the Corporation received $1.5 million of distributions from these investments.

With moderately improving industry conditions in New York, the Corporation expects ownership losses to be reduced to approximately $8 million in 2002. The Corporation expects this segment to return to profitability when normal demand levels return to the New York market. However, the Corporation expects that Four Seasons Hotel Berlin will generate a loss of approximately $2 million per year for the next several years.

Other Items

Depreciation and Amortization

Depreciation and amortization expense in 2001 was $16.2 million, as compared to $14 million in 2000. The increase is attributable primarily to higher amortization charges related to the Corporation's investment in management contracts and higher depreciation and amortization expense relating to fixed assets at the Corporation's consolidated hotels and resorts. Depreciation and amortization expense is expected to decrease in 2002 by approximately $2 million, as compared to 2001, due primarily to a change in the accounting standard by The Canadian Institute of Chartered Accountants ("CICA") relating to goodwill and other intangible assets, which came into effect on January 1, 2002 (see "Impact of Recently Issued Canadian Accounting Standards" on page 56).

Other Income, Net

Other income, net increased $22 million to $30.7 million in 2001, as compared to $8.7 million in 2000. In 2001, other income, net was comprised of a gain of $24 million on the sale of the Corporation's 25% ownership interest in The Regent Hong Kong, a gain of $6.4 million on the sale of the Corporation's 67% ownership interest in Four Seasons Hotel Prague, a recovery of loss of $4.8 million (2000 – $8.9 million) resulting from the recovery of assets which were provided for in prior years, a loss of $2.4 million on the redemption of all of the Corporation's unsecured debentures, a charge of $2.2 million relating to the restructuring of certain corporate departments, a foreign exchange gain of $5 million relating to the reduction of the Corporation's net investment in one of its Asian self-sustaining subsidiaries, a foreign exchange loss of $3.6 million relating to the excess dollar amount of the US dollar forward contracts over the anticipated 2002 US dollar revenues, and other foreign exchange losses of $1.3 million (2000 – $0.2 million) relating to the net foreign currency loss on unhedged net asset and liability positions, primarily in US dollars, euros, pounds sterling and Australian dollars, and foreign exchange losses incurred by the Corporation's foreign subsidiaries.

The Corporation expects other income, net to be immaterial in 2002.

Interest Income, Net

The Corporation had net interest income in 2001 of $6.7 million, as compared to $4.2 million in 2000. The increase of $2.5 million in net interest income is attributable to increased interest income, primarily from increased cash reserves during the year and additional interest-bearing investments made in connection with certain of its new projects, partially offset by lower interest rates on cash reserves.

Net interest income in 2002 is expected to increase over the amount earned in 2001 due primarily to lower interest expense in 2002 resulting from the redemption of all of the Corporation's unsecured debentures during 2001.

Income Tax Expense

The Corporation's effective tax rate in 2001 was approximately 18.6%, as compared with an effective tax rate of 25.4% in 2000. The reduction in the effective tax rate in 2001 is a result of the gain realized in 2001 relating to the sale of the Corporation's 25% ownership interest in The Regent Hong Kong not being subject to tax.

Included in the income tax expense for 2001 was an additional expense of $0.9 million (2000 – $3.5 million) related to the scheduled reductions in the Canadian income tax rates to be implemented over the next several years. This expense was a result of the decrease in the income tax rates applied to the ongoing benefit of the Corporation's future income tax assets resulting in a decrease in the future tax assets. The reduced tax rates should allow the Corporation to achieve lower overall income tax rates on its income in future years.The Corporation's effective tax rate is expected to be approximately 24% in 2002.

Net Earnings and Earnings per Share

Net earnings in 2001 were $86.5 million ($2.48 basic earnings per share and $2.27 diluted earnings per share), as compared with net earnings of $103.1 million ($2.98 basic earnings per share and $2.63 diluted earnings per share) in 2000. The 16.1% decrease in net earnings, 16.8% decrease in basic earnings per share and 13.7% decrease in diluted earnings per share resulted primarily from reduced earnings in management and ownership operations, partially offset by the gain on the sale of the Corporation's ownership interests in The Regent Hong Kong and Four Seasons Hotel Prague and lower income tax expense in 2001. On a normalized basis, excluding non-recurring items (see table below), net earnings in 2001 were $56.4 million ($1.61 basic earnings per share and $1.52 diluted earnings per share), as compared to net earnings of $96.3 million ($2.78 basic earnings per share and $2.46 diluted earnings per share) in 2000.

A reconciliation of net earnings to normalized net earnings is as follows:

(In millions of dollars)	**2001**	2000
Net earnings	**$ 86.5**	$ 103.1
Add (deduct) non-recurring items:		
Gain on sale of hotel investments	**(30.4)**	—
Recovery of loss	**(4.8)**	(8.9)
Loss on redemption of debt	**2.4**	—
Restructuring charge	**2.2**	—
Non-recurring foreign exchange	**(1.4)**	—
Tax effect of non-recurring items	**1.9**	2.1
Normalized net earnings	**$ 56.4**	$ 96.3

RESULTS OF OPERATIONS

Year ended December 31, 2000 compared to year ended December 31, 1999

Management Operations

Revenues

Fee revenues increased $41.3 million or 28.7% to $185.3 million in 2000, as compared to $144 million in 1999. The increase is attributable to an increase in fees from recently opened hotels and resorts and new management agreements of $9.5 million, an increase in fees from hotels and resorts under development of $8.9 million, an increase in fees from Four Seasons Residence Club projects of $1.8 million, and an increase in fees from other hotels and resorts of $21.1 million. Incentive fees contributed 26.9% of the total fee revenues in 2000, as compared to 24.4% in 1999.

Total revenues of all managed hotels and resorts increased to $2.8 billion in 2000, as compared to $2.4 billion in 1999. Growth in revenues was driven by strong performances in the United States, Asia/Pacific and European markets and a moderate increase in revenues in the Canada/Mexico markets. The increase in European revenues, however, was adversely affected by the weakening euro currency. On a euro basis, revenues of hotels and resorts in the European markets increased 20.1% in 2000, as compared to an increase of 3.8% on a US dollar basis. The Canada/Mexico segment was negatively affected by the Vancouver city-wide hotel strike during the third quarter of 2000.

On a US dollar basis, the Corporation's Core Hotels under management in the United States, Asia/Pacific and Europe experienced an average increase in RevPAR of 9.7%, 14.7% and 4.4%, respectively, and an average increase in gross operating profit of 12.7%, 27.8% and 11.9%, respectively, in 2000, as compared to 1999. The Vancouver city-wide hotel strike during 2000 resulted in an average increase of only 1.3% in RevPAR on a US dollar basis and an average decline of 1.1% in gross operating profit on a US dollar basis in Core Hotels under management in the Canada/Mexico segment. Overall, the Corporation's Core Hotels had an average increase of 9.5% in RevPAR in 2000, as compared to 1999 on a US dollar basis, resulting from an increase in occupancy of 2.7% and an increase in room rates of 5.4%. Gross operating profit of the Core Hotels increased overall on average by 14.5% in 2000, as compared to 1999 on a US dollar basis, due to increased RevPAR and enhanced operating efficiencies.

General and Administrative Expenses

In 2000, general and administrative expenses increased by $4.7 million or 8.5%, as compared to 1999. Other than the costs related to an increase in fees in the reservation and sales and marketing areas, which are on a cost recovery basis, the increase was due primarily to investments in technology and increased staff levels to facilitate the Corporation's unit growth expansion over the next few years.

Management Earnings

As a result of the changes in management revenues and expenses discussed above, the Corporation's management earnings increased by $36.6 million or 41.1% over the prior year to $125.8 million in 2000. Management earnings represented greater than 90% of the Corporation's earnings before other operating items in 2000 and 1999.

Ownership Operations

Ownership earnings in 2000 increased 63.1% to $13.6 million, as compared to $8.4 million in 1999. The increase in ownership earnings reflects operating earnings improvements at The Pierre in New York and an increased dividend from The Regent Hong Kong of $7.4 million in 2000, as compared to $4.6 million in 1999. These improvements were partially offset by lower operating earnings from Four Seasons Hotel Vancouver caused by the city-wide hotel strike during the third quarter of 2000 and lower distributions from the Corporation's other minority interests.

During 1999, the Corporation resolved its dispute with the landlord of Four Seasons Hotel Berlin. Prior to the resolution of the dispute, the Corporation had been accruing the start-up losses of the hotel since 1998. As of the date of the settlement (November 30, 1999), the Corporation assumed the 100% leasehold interest in Four Seasons Hotel Berlin and began consolidating the results of the hotel.

Other Items

Depreciation and Amortization

Depreciation and amortization expense in 2000 was $14 million, as compared to $12.5 million in 1999. The increase of 12.3% is attributable primarily to higher amortization charges related to the Corporation's investment in management contracts.

Other Income, Net

Other income, net increased $5.1 million to $8.7 million in 2000, as compared to $3.6 million in 1999. In 2000, other income, net was comprised of a recovery of loss of $8.9 million (1999 – $6 million) (resulting from the collection of loans which were fully provided for in prior years), partially offset by a foreign exchange loss of $0.2 million (1999 – $2.4 million). The foreign exchange loss in 2000 related primarily to a foreign currency translation loss on long-term receivables denominated in Australian dollars, partially offset by a foreign exchange gain from the revaluation of US dollar net monetary assets. The foreign exchange loss in 1999 related primarily to a foreign exchange loss from the revaluation of US dollar net monetary assets.

Interest Income, Net

The Corporation had net interest income in 2000 of $4.2 million, as compared to $0.4 million in 1999. The increase of $3.8 million in net interest income is attributable to increased interest income, primarily from increased cash reserves (resulting from the issue of convertible notes in late 1999), partially offset by higher interest expense due to higher debt levels in 2000 arising from the issuance of those same convertible notes, and from lower interest income from loans related to Four Seasons Resort Scottsdale at Troon North, which were repaid in December 1999.

Income Tax Expense

The Corporation's effective tax rate in 2000 was approximately 25.4%, as compared with an effective tax rate of 2.8% in 1999. The higher effective tax rate in 2000 was due primarily to the utilization in 1999 of the benefits of unrecorded tax losses created by the write-down in hotel investment values in 1993 and 1995, and the implementation of the new Canadian income tax accounting.

Included in the income tax expense for 2000 was an additional expense of $3.5 million related to the scheduled reductions in the Canadian income tax rates to be implemented over the next four years. This expense was a result of the decrease in the income tax rates relating to the ongoing benefit of the Corporation's future income tax assets. The reduced tax rates should allow the Corporation to achieve lower overall income tax rates on its income in future years.

Net Earnings and Earnings per Share

Net earnings and basic earnings per share in 2000 were $103.1 million and $2.98 per share, respectively, as compared with net earnings of $86.5 million and basic earnings per share of $2.52 in 1999. The 19.2% increase in net earnings and 18.3% increase in basic earnings per share resulted primarily from strong growth in management and ownership operations, higher net interest income and higher recovery of loss, partially offset by a significant increase in income tax expense in 2000.

Operating Risks

The business of the Corporation, more thoroughly described above, is subject to many risks and uncertainties, including those discussed below.

Lodging Industry Conditions

Four Seasons focuses exclusively on the luxury segment of the lodging industry, which is subject to operating risks inherent in the lodging industry. These risks include, among other things, changes in general and local economic conditions, periodic overbuilding in the industry or a specific market, varying levels of demand for rooms and related services (including food and beverage and function space), competition from other hotels, changes in travel patterns, the recurring need for renovation, refurbishment and improvement of hotel and resort properties, changes in wages, prices, construction and maintenance costs that may result from inflation, government regulations and changes in interest rates, the availability of financing for operating or capital requirements, natural disasters, extreme weather conditions, labour disputes, political instability and terrorism, and their resulting effects on travel. The industry also is subject to seasonal fluctuations, resulting in variances in the Corporation's quarterly fee revenues and operating results.

Four Seasons operates luxury hotels and resorts in many areas of the world and its revenues are dependent upon the revenues of individual hotels and resorts derived from all sources. The above-listed conditions can from time to time have a major adverse impact upon individual hotels or resorts or particular regions. A period of economic recession or downturn in any of the world's primary outbound travel markets, such as the United States, Europe or Japan, could materially and adversely affect the Corporation's results of operations, including the fee revenue that would be earned and ownership earnings. An economic downturn would generally affect ownership earnings to a greater degree due to the high fixed costs associated with ownership.

In addition to the effects of a softening economy, the Corporation's business was severely impacted during 2001 by the terrorist attacks in the United States and the continuing disruption to global travel patterns. The continued war against terrorism and concerns about the potential of further terrorist attacks and their frequency, severity and longevity are likely to continue to negatively affect the Corporation's business and the broader lodging and travel industries. The pace of economic recovery, particularly in the United States, is likely to impact the Corporation's business.

Competition

The luxury segment of the hotel and resort industry is subject to intense competition, both for guests and for the acquisition of new management agreements. Competition for guests arises primarily from luxury hotel chains, individual luxury hotels and resorts and a limited number of luxury properties operated by larger hotel chains. That competition is based on brand name recognition, location, room rates and quality of service and accommodations. Demographic, geographic and other changes in specific market conditions could materially and adversely affect the convenience or desirability of the locales in which hotels and resorts that are managed by Four Seasons are located.

Four Seasons competes for management opportunities with other hotel operators. Four Seasons believes that its ability to obtain management agreements is based primarily on the value and quality of its management services, brand name recognition and the economic advantages to the hotel owner of retaining Four Seasons' management services and using its brand name. Four Seasons also believes that an owner's assessment of the economic advantages of retaining Four Seasons' management services and using its brand name is, in part, a function of the success of the hotels and resorts currently under management by Four Seasons. Competitive factors also include relationships with hotel owners and investors, marketing support, reservation system capacity and the ability to make investments that may be necessary to obtain management agreements. Four Seasons' failure to compete successfully for expansion opportunities or to attract and maintain relationships with investors who currently own hotels could materially and adversely affect its results of operations.

Dependence on Management Agreements

Management agreements expire or are acquired, terminated or renegotiated in the ordinary course. Failure to obtain new management agreements or maintain existing management agreements could materially and adversely affect the Corporation's results of operations. Four Seasons manages hotels and resorts for various owners subject to the terms of each property's management agreements. Those agreements generally can be terminated by the non-defaulting party upon default in payment or unremedied failure to comply with the terms of the agreements. Most of the management agreements are subject to performance tests that, if not met, could allow the agreements to be terminated by the owner prior to the expiration of its term. The failure to maintain the standards specified in the agreement or to meet the other terms and conditions of an agreement could result in the loss or cancellation of a management agreement. Typically, but not in all cases, Four Seasons has certain rights to cure a default to avoid termination. The majority of the management agreements include typical *force majeure* events, which, if they were to occur, would prevent the termination of the management agreements. Some management agreements also can be terminated if the property is sold by the owner to a new owner who does not wish to retain the existing agreement. In certain cases these contracts provide for a termination pay-out upon cancellation of the agreement.

In the event of bankruptcy of a property and foreclosure, a management agreement may be terminated in most jurisdictions, unless the lender has executed a non-disturbance agreement that is enforceable under local bankruptcy laws. Four Seasons generally has non-disturbance agreements with the lenders to owners of hotels and resorts that it manages. Where no non-disturbance agreement is in place, the risk of loss of a management agreement increases where debt that cannot be serviced adequately is incurred by the owner at the property level. In some jurisdictions, particularly in the United States, management agreements have been construed by courts to create an agency relationship that is terminable by the owner, notwithstanding any provision of the agreement that purports to make the agreement not terminable. In such circumstances, the management company would generally have an unsecured claim for breach of contract against the owner of the hotel or its trustee in bankruptcy.

Management agreements for hotels and resorts managed by the Corporation currently have remaining terms (including extension periods at the Corporation's election) averaging approximately 56 years for Four Seasons hotels and resorts and approximately 23 years for Regent hotels and resorts. Renewal of management agreements at the end of their term is the subject of negotiation between Four Seasons and the relevant owners.

During 2001, the management contract for The Regent Hong Kong reached its term and was not renewed. Management fees and hotel ownership distributions from The Regent Hong Kong, in aggregate, accounted for approximately $2.3 million and $12.5 million of the Corporation's consolidated revenues in 2001 and 2000, respectively. The Corporation sold its 25% ownership interest in The Regent Hong Kong in 2001 and received gross proceeds of $36.4 million (see note 4(b) to the consolidated financial statements).

Dependence on Property Owners

As a result of the strategic decision of Four Seasons to focus on management of hotel and resort properties (as opposed to ownership), Four Seasons' growth opportunities are dependent in part on its ability to establish and maintain satisfactory relationships with existing and new property owners. Those growth opportunities are also dependent on access to capital by these investors. In 2001 and 2000, no owner had interests in any combination of hotels, resorts and Residence Club properties managed by Four Seasons that represent in excess of 10% of total consolidated revenues of the Corporation. A failure by Four Seasons to maintain satisfactory relationships with any owner of a significant number of properties could have a material adverse effect on the Corporation's results of operations.

Risk Associated with Expansion, Growth and New Construction

An element of Four Seasons' business strategy is to increase the number of hotels, resorts and Residence Clubs under management. That expansion is dependent upon a number of factors, including the identification of appropriate management opportunities, competing successfully for the management agreements relating to those opportunities, availability of financing for new developments and timely completion of construction of new hotels, resorts and Residence Clubs (or the refurbishment of existing properties) that are, or are to be, managed by Four Seasons.

From time to time, the hotel industry has experienced periods during which financial institutions have been reluctant to provide financing for the construction of real estate properties, including hotels, resorts and Residence Clubs. The inability to obtain financing for a project could cause cancellation of, or short-term interruption in, the progress or completion of properties under construction or development. Additionally, any construction project entails significant construction risks that could delay or result in a substantial increase in the cost of construction. The opening of newly constructed properties, in particular, is contingent upon (among other things) receipt of all required licences, permits and authorizations, including local land use permits, building and zoning permits, health and safety permits and liquor licences. Changes or concessions required by regulatory authorities could also involve significant additional costs and delays or prevent completion of construction or opening of a project. As a result of the global nature of Four Seasons' business, these regulatory matters arise in a number of jurisdictions, many of which have distinctive regulatory regimes.

Contingent Commitments

In connection with certain of its properties currently under management, the Corporation provides limited and contingent commitments in lieu of additional equity, loan or guarantee commitments. As at December 31, 2001, the Corporation has eight contingent commitments totalling $39 million, of which five commitments are for potential one-time fundings totalling approximately $20 million and three commitments represent annual maximum contingent commitments of approximately $19 million, which are expected to remain in place for at least the next five years. To the extent it is called upon to honour any one of these contingent commitments, generally the Corporation has either the right to be repaid from hotel operations and/or has various forms of security or recourse to the owner of the property. The Corporation did not fund any amount pursuant to these contingent commitments in 1999, 2000 or 2001. The Corporation currently does not anticipate being required to fund any amount pursuant to these contingent commitments during 2002. The Corporation believes, based on its typical investing activity, that its annual contingent commitments will not change materially in 2002 unless the Corporation accepts new contingent commitments in lieu of additional equity investments or loans to obtain new long-term management agreements or improve existing management agreements.

Investments in and Advances to Managed and Owned Properties

The Corporation has made investments in, and/or loans in respect to, several of the hotels and resorts that it manages to enable it to acquire the management agreements for those properties or to enhance the terms of those agreements. Currently, Four Seasons holds an ownership or leasehold interest in, or has made loans in respect to, 23 of the 54 hotels and resorts that it manages and has made, or expects to make, investments in, or loans in respect to, 15 of the 22 hotels and resorts under construction or development. In addition, the Corporation has an investment in three Four Seasons Residence Club properties. The book value of total investments and advances as at December 31, 2001 was approximately $523 million.

In addition to the risks associated with operations of a hotel discussed above (see Lodging Industry Conditions and Competition), Four Seasons is subject to risks generally related to owning and leasing real estate in connection with these properties. These risks include, among others, adverse changes in general or local economic conditions, local real estate market conditions, property and income taxes, interest rates, the availability, cost and terms of financing, liability for long-term lease obligations, the potential for uninsured casualty and other losses, the impact of present or future legislation or regulation (including those relating to the environment), adverse changes in zoning laws and other regulations, civil unrest, terrorism, and political instability. In addition, these investments in real estate are relatively illiquid and the ability of the Corporation to dispose of its ownership interests, particularly its leasehold interests, in response to changes in economic and other conditions may be limited. Any of these factors could result in material operating losses by a particular hotel or resort and possibly the loss of the Corporation's equity investment in the property or the inability to collect loans outstanding. Holding an interest in a hotel also introduces risks associated with funding of capital expenditures and the Corporation's proportionate share of any operating losses. Where cash and working capital reserves provided by hotel operations are insufficient, debt service, major repairs, renovations, alterations or other capital expenditures generally must be funded by the owners of the hotels and resorts, including in some cases Four Seasons.

Debt Rating Risks

The Corporation's senior unsecured debt is currently rated investment grade by three debt rating agencies (Standard and Poor's: BBB- with negative outlook; Moody's: Baa3 with negative outlook; Dominion Bond Rating Services: BBB with stable trend). One of the Corporation's financial objectives is to maintain an investment grade credit rating. A non-investment grade rating from any or all of the rating agencies has no impact on availability under the bank credit facility or any ramification under the convertible notes. If the ratings from all three agencies become non-investment grade, pricing of any loan drawn under the bank credit facility could increase by a maximum of 70 basis points. No amounts were drawn under the bank credit facility as at December 31, 2001.

Government Regulation

Four Seasons is subject to laws, ordinances and regulations relating to, among other things, environmental matters, the preparation and sale of food and beverages, accessibility for disabled persons and general building and zoning requirements in the various jurisdictions in which Four Seasons manages hotels and resorts. Owners and managers of hotels also may be subject to laws governing the relationship with hotel employees, including minimum wage requirements, overtime, working conditions and work permit requirements. Compliance with these laws can affect the revenues and profits of hotels managed by Four Seasons or could materially and otherwise adversely affect Four Seasons' operations.

Four Seasons, as the current or previous owner or operator of certain hotels, could be liable for clean-up of contamination and other corrective action under various laws, ordinances and regulations relating to environmental matters. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the condition requiring environmental response. The presence of contamination from hazardous or toxic substances, or the failure to properly remediate a contaminated property, may affect an owner's ability to sell or rent the property, to use the property for its intended purpose, or to borrow using the property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the cost of removal or remediation of substances at the disposal or treatment facility regardless of whether the facility is or was owned or operated by them. In connection with the operation and ownership of various hotels, Four Seasons could be held liable for the cost of remedial action with respect to environmental matters. Four Seasons is not aware of any potential material environmental liabilities for which Four Seasons will be responsible with respect to any of the hotels in which it currently has, or previously had managed.

Pursuant to the management agreements to which Four Seasons is a party, the owner is responsible for the costs and expenses of the employees at each hotel and for all costs, expenses and liabilities incurred in connection with the operation of the hotel, including compliance with government regulations. However, Four Seasons may be contingently liable for certain liabilities in respect to which it does not maintain insurance, including certain workers' compensation claims, environmental liabilities and, in respect to hotels in the United States, claims arising under the Americans with Disabilities Act.

Four Seasons generally obtains indemnities from the owners of the hotels that it manages in respect to these liabilities. The value of those indemnities is dependent upon the financial condition of the owners who have provided them.

Political Risk

Four Seasons currently manages and/or has an equity interest in hotels and resorts in 25 countries and currently has development plans to open hotels and resorts in nine additional countries around the world. In certain of these countries, from time to time, the related assets and revenues may be exposed to political risk and other risk associated with foreign investment. In some jurisdictions, at certain times, there may be a risk that the Corporation may have difficulty enforcing its contractual rights relating to its assets including its non-disturbance agreements and any security relating to its loan receivables if due process of law is not respected.

Insurance

All hotels and resorts managed by Four Seasons are insured against property damage, business interruption and liability at the expense of the owner of the hotel. Under these policies Four Seasons is also insured against loss of fee income in the event of a temporary business interruption at any of the hotels and resorts that it manages. In addition, Four Seasons obtains indemnities from the owners of the hotels that it manages in respect to damages caused by acts, omissions and liabilities of the employees of the hotel or of Four Seasons, other than damages resulting from certain actions of Four Seasons and certain senior management personnel. If Four Seasons were held liable for amounts exceeding the limits of its insurance coverage or for claims outside the scope of that coverage, its business, results of operations and financial conditions could be materially and adversely affected.

Events of September 11th severely affected an already tightening insurance market. Premiums have increased and underwriters are imposing increasingly restrictive terms and conditions. All lines of coverage have been affected; however, commercial properties continue to be the most difficult to insure. Exposures for terrorism, cyber perils and toxic mold are now common exclusions.

Currency Exposure

Four Seasons has entered into management agreements with respect to hotels throughout the world but reports its results in Canadian dollars; however, its relevant currency risk is in US dollars, as more than half of its revenues and assets currently are US dollar denominated. In 2001, approximately 66% of the Corporation's consolidated revenues were US dollar denominated, as compared to 71% in 2000. Four Seasons manages its currency exposure through the use of foreign exchange forward contracts. As at December 31, 2001, Four Seasons had sold forward US$84.3 million under 14 forward contracts maturing over a 13-month period. The Corporation earned 21% of its consolidated revenues in 2001 in 14 other foreign currencies, as compared to 18% in 13 other foreign currencies in 2000. The increase in the percentage of revenues earned in other foreign currencies in 2001, as compared to 2000, resulted primarily from the negative impact of September 11th on the ownership revenues and management fees earned from hotels and resorts in the United States. Except for the German mark and the pound sterling, none of the revenues in these other foreign currencies individually exceeded 3% of Four Seasons' consolidated revenues in 2001 or 2000. It should be noted, however, that the German mark and four other foreign currencies in which the Corporation earned revenues were pegged to the euro in 2001 and 2000, which on January 1, 2002, became the official currency of these countries. These five currencies together accounted for 11% of Four Seasons' consolidated revenues in 2001 (2000 – 9%). Four Seasons manages the pound sterling currency exposure (long-term receivables and revenues) through the use of foreign exchange forward contracts. As at December 31, 2001, Four Seasons has sold forward £15.4 million under one forward contract maturing in March 2002. The Corporation anticipates that it will, from time to time, enter into new forward contracts relating to this foreign exchange position with the objective of minimizing foreign currency volatility.

In 2001, the Corporation hedged a significant portion of its long-term receivables denominated in Australian dollars with Australian dollar foreign exchange forward contracts. As at December 31, 2001, there were no outstanding Australian dollar foreign exchange forward contracts. The Corporation may enter into new forward contracts relating to this foreign exchange position.

Certain currencies are subject to exchange controls which, in practice, have not resulted in a material restriction of the payment of management fees to Four Seasons. In addition, certain of these currencies are not freely traded and are relatively illiquid. To date, Four Seasons has not incurred any material losses resulting from an inability to convert these foreign currencies at favourable exchange rates. Management attempts to minimize its foreign currency risk by monitoring its cash position, keeping fee receivables current, insuring the convertibility risk, and monitoring the political and economic climate in each country in which it manages a property. In certain hotels, the foreign currency risks are further mitigated by pricing room rates in US dollars.

Seasonality

Four Seasons' hotels and resorts are affected by normally recurring seasonal patterns and, for most of the properties, demand is lower in December through March than during the remainder of the year. The Corporation's ownership operations are particularly affected by seasonal fluctuations, with lower revenue, operating profit and cash flow in the first quarter; ownership positions typically incur an operating loss in the first quarter of each year. Typically the fourth quarter is the strongest quarter for the majority of the hotels.

Management operations are also seasonal in nature, as fee revenues are affected by the seasonality of hotel revenues and operating results. Urban hotels generally experience lower revenues and operating results in the first quarter thereby negatively impacting management revenues. However, this negative impact on management revenues generally is offset, to some degree, by increased travel to resorts in those months and may be offset to a greater extent as the portfolio of resort properties managed by Four Seasons increases.

In 2001, the terrorist attacks adversely affected the most important part of the year for corporate and leisure travel, the period beginning after Labour Day in North America through to the year-end. As a result, the effect of the events had a very significant impact on the Corporation's earnings and operating cash flow in 2001.

Intellectual Property

In the highly competitive service industry in which Four Seasons operates, Four Seasons has a significant number of trade names, trademarks, service marks and logos, and significant time and effort are spent each year on surveillance, registration and protection of trade names, trademarks, service marks and logos. The loss or infringement of any of Four Seasons' trade names, trademarks, service marks and logos could have a material adverse effect on Four Seasons.

Risks Associated with Residence Club Business

Four Seasons currently operates two Residence Clubs. The Corporation is expanding its presence in the luxury segment of the interval and fractional ownership industry, with at least three other projects expected to commence sales in 2002 and a number of others under development. The same risk factors affecting the luxury segment of the hotel industry, as more fully outlined above and in this "Operating Risks" section, also affect the interval and fractional ownership industry. In particular, "Lodging Industry Conditions," "Competition," "Dependence on Management Agreements," "Risk Associated with Expansion, Growth and New Construction," "Investments in and Advances to Managed and Owned Properties," "Government Regulation," "Political Risk," "Insurance," "Currency Exposure," "Seasonality" and "Intellectual Property" also apply to the interval and fractional ownership industry. Accordingly, Four Seasons' ability to successfully develop and sell interests in Residence Clubs that are built, and the various fees earned by Four Seasons from each Residence Club project, could be adversely and materially harmed by one or any combination of the above factors.

Dependence on Key Employees

The success of Four Seasons depends in part on its senior executives, who have an average of 17 years of experience with the Corporation. In particular, senior management of Four Seasons is responsible for the development of and/or maintenance of ongoing relationships with new and existing investors in the hotels and resorts that are managed by Four Seasons. The unanticipated departure of individuals responsible for those relationships could have a material and adverse effect for some period of time on, among other things, relationships affecting properties that are, or that may be, managed by Four Seasons.

Critical Accounting Policies

The significant accounting policies used by the Corporation in preparing its consolidated financial statements are described in note 1 to the consolidated financial statements and should be read to ensure a proper understanding and evaluation of the estimates and judgements made by management in preparing those financial statements. The Corporation's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. The Corporation also prepares a reconciliation to United States generally accepted accounting principles, which is included as note 16 to the consolidated financial statements.

Inherent in the application of some of those policies is the judgement by management as to which of the various methods allowed under generally accepted accounting principles is the most appropriate to apply in the case of the Corporation. As well, management must make appropriate estimates at the time the financial statements are prepared.

Although all of the policies identified in note 1 to the consolidated financial statements are important in understanding the consolidated financial statements, the policies discussed below are considered by management to be central to understanding the financial statements because of the higher level of measurement uncertainties involved in their application.

Investments in other hotel partnerships and corporations (note 1(b) to the consolidated financial statements) are cost accounted when, among other things, the Corporation owns less than a 20% interest in the project, or it has no significant influence, even where the percentage ownership would otherwise require the investment to be equity accounted. The Corporation believes that it lacks significant influence to control these assets in all cases where it has less than a 20% interest, and in one instance, Four Seasons Hotel Shanghai, where the Corporation has a 21.2% interest. The tables on pages 37 and 38 indicate the Corporation's pro-rata share of these ownership interests.

Deferred charges are costs incurred during the negotiation, structuring and execution of new contracts relating to projects that, in management's judgement, have a high probability of opening, which are deferred and capitalized on the balance sheet, as allowed under Canadian generally accepted accounting principles, and are expensed/amortized when the property is opened (note 1(h) to the consolidated financial statements).

Use of estimates are required by management relating to the recoverability of the Corporation's investments in (i) long-term receivables, (ii) hotel partnerships and corporations, (iii) management contracts, and (iv) trademarks and trade names (note 1(j) to the consolidated financial statements). Management must estimate and make assumptions about future hotel profitability, considering the risks and uncertainties of many external factors. Actual future operating results of the investments could vary materially, and accordingly the estimated recoverable amounts could change by material amounts, impacting the carrying value of these investments.

Revenue recognition: incentive fees are accrued as revenue in interim financial statements based upon the formula in each property's management contract, and each hotel's performance year-to-date. This policy requires estimates of hotel profitability for the balance of each year, which in turn require assumptions to be made about future conditions in the general and local hospitality industry, competition from other hotels, changes in travel patterns, and other factors affecting the hotel's gross operating revenues and net operating profits.

Impact of Recently Issued Canadian Accounting Standards

Business Combinations, Goodwill and Other Intangible Assets

In August 2001, the Canadian Institute of Chartered Accountants ("CICA") issued new accounting standards relating to the accounting for business combinations and the accounting for goodwill and other intangible assets. The new accounting standards require the purchase method of accounting to be used for all business combinations initiated on or after July 1, 2001. The pooling-of-interest method is no longer acceptable. The new accounting standards also establish new criteria for identifying and measuring intangible assets acquired in business combinations that are recorded and reported apart from goodwill.

Effective January 1, 2002, goodwill will no longer be required to be amortized, but instead will be subject to an annual test of impairment. An intangible asset will be required to be amortized over its useful life, unless the life is determined to be indefinite. When an intangible asset is determined to have an indefinite useful life, such as the Corporation's investment in trademarks and trade names, no amortization of the asset is required until its life is determined to be no longer indefinite. These intangible assets, however, will be subject to an annual test of impairment. If the carrying value of an intangible asset or goodwill exceeds its fair value, an impairment loss is required to be recognized in an amount equal to the excess. The Corporation did not have an impairment loss as at December 31, 2001.

In addition, the Corporation, in 2001, amortized its investment in management contracts on a straight-line basis over the terms of the contracts. If the life of the contract exceeded 40 years, a 40-year period was used. Under the new accounting standard, the Corporation will amortize its investment in management contracts over the actual term of the contract in proportion to the benefits received.

Although the impact of the new standard on the accounting for goodwill and other intangible assets has not yet been precisely determined, it is expected that the new accounting standard will result in lower amortization expense in 2002 of approximately $1 million to $2 million. The new standard on the accounting for business combinations is not expected to impact the Corporation in 2002.

Foreign Currency Translation and Hedging Relationships

Effective January 1, 2002, the CICA amended the accounting standard for foreign currency translation by eliminating the requirement to defer and amortize unrealized translation gains and losses on long-term foreign currency denominated monetary items with a determinable life, such as the Corporation's long-term receivables and long-term obligations in US dollars. Due to the hedging relationships established by the Corporation relating to its long-term receivables, long-term obligations, investments in self-sustaining foreign operations and foreign exchange forward contracts, it is not expected that the amendment to the standard on accounting for foreign currency translation will have a significant impact on the Corporation.

In addition, in December 2001, the CICA issued an accounting guideline relating to hedging relationships. The guideline establishes requirements for the identification, documentation, designation and effectiveness of hedging relationships, which will be effective for fiscal years beginning on or after July 1, 2002. The Corporation has not yet determined the impact of the implementation of this guideline on its 2003 consolidated financial statements.

Stock-Based Compensation and Other Stock-Based Payments

In December of 2001, the CICA issued a new standard relating to the accounting for stock-based compensation and other stock-based payments. The new accounting standard requires the use of a fair value based method to account for stock-based payments to non-employees, and employee awards that are direct awards of stock, cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002.

The new accounting standard permits the Corporation to use its existing policy that no compensation expense is recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options or the purchase of shares is recorded as capital stock. The new accounting standard does, however, require additional disclosures for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options.

The new accounting standard is effective on January 1, 2002. It is not expected that the adoption of this standard will have a material impact on the financial condition or results of operations of the Corporation.

Diluted Earnings Per Share

Effective January 1, 2001, the CICA changed the accounting standard relating to the calculation of diluted earnings per share. Under the prior method, diluted earnings per share were calculated on the basis that the proceeds to be received from the dilutive instruments, such as stock options, were assumed to have been invested and to have earned a rate of return. The new provisions assume that these proceeds are used to purchase common shares at the average price for the period. The new standard did not change the calculation of the dilution relating to the assumed conversion of the Corporation's convertible notes.

The Corporation has adopted this new accounting standard retroactively, resulting in the restatement of diluted earnings per share for 2000. The diluted earnings per share for 2001 and 2000 are more dilutive by approximately $0.02 and $0.14, respectively, than would have been the case under the previous standard.

Auditor's Independence

During 2001, the Corporation paid KPMG $638,000 for audit related services (2000 – $513,000) and $499,100 (2000 – $505,000) for non-audit related services.

In an effort to ensure the independence of the external auditor, the Audit Committee has limited the external auditor's ability to provide certain non-audit services. More particularly, the Audit Committee has limited the ability of the external auditor to provide internal audit services or consulting on computer systems used for financial accounting and reporting. The Audit Committee will review any proposal for other non-audit services to be provided by the external auditor that might reasonably be expected to compromise the independence of the auditor in discharging its audit-related responsibilities. The Audit Committee will also review the hiring of partners or managers of the external auditors by the Corporation who have had a direct involvement in a recent audit.

Corporate Information

Market for Securities

The Limited Voting Shares are listed on the Toronto and New York stock exchanges.

Dividend Policy

The Board of Directors of FSHI has established a policy of paying a semi-annual dividend to holders of its shares. Since 1990 and until October 3, 1996, FSHI paid semi-annual cash dividends of $0.055 per Limited Voting Share and Variable Multiple Voting Share. Since October 3, 1996, the dividend paid in respect to the Variable Multiple Voting Shares has been reduced to 50%, on a per share basis, of the dividend paid on the Limited Voting Shares. The payment of dividends in the future is subject to the Corporation's earnings and financial condition and such other factors as FSHI's Board of Directors may consider relevant. There are no restrictions currently that prevent FSHI from continuing to pay a semi-annual dividend of $0.055 per Limited Voting Share.

Directors and Officers

The following table sets forth certain information regarding each of FSHI's executive officers and directors:

Name and Residence	Position with FSHI	Principal Occupation
Isadore Sharp[1] *Toronto, Ontario*	Chairman, Chief Executive Officer and Director	Chairman and Chief Executive Officer, Four Seasons Hotels Limited
Edmond M. Creed[1] *Toronto, Ontario*	Director	Retired Executive
Frederick Eisen *Toronto, Ontario*	Director	President and Chief Executive Officer, The Eisen Corporation[2]
H. Roger Garland *Toronto, Ontario*	Director	Corporate Director
Nan-b de Gaspé Beaubien[1,3,4] *Montreal, Quebec*	Director	Co-Chair, Business Families Foundation[5] and Co-Chair, Philbeau Company[6]
Charles S. Henry[1,4,7,8] *New York, New York*	Director	President, Hotel Capital Advisers, Inc.[9]
Murray B. Koffler[4,8] *Toronto, Ontario*	Director	Partner, The Koffler Group[10]
J. Robert S. Prichard[3,4] *Toronto, Ontario*	Director	President, Torstar Media Group and Chief Operating Officer of Torstar Corporation[11]
Lionel H. Schipper[1,4,8] *Toronto, Ontario*	Director	President, Schipper Enterprises Inc.[10]
Anthony Sharp *Toronto, Ontario*	Director	President, AD Sharp Development, Inc.[12]
Benjamin Swirsky[1,8] *Toronto, Ontario*	Director	Chairman and Chief Executive Officer, Beswir Properties Inc.[10]
Shuichiro Tamaki *Tokyo, Japan*	Director	Executive Vice President, Japan-Mexico Hotel Investment Co., Ltd.[13]
Simon M. Turner[7,8] *Rye, New York*	Director	Principal, Hotel Capital Advisers, Inc.[9]
Sarah Cohen *Toronto, Ontario*	Vice President, Corporate Counsel and Assistant Secretary	Vice President, Corporate Counsel and Assistant Secretary, Four Seasons Hotels Limited
Wolf H. Hengst *Toronto, Ontario*	President, Worldwide Hotel Operations	President, Worldwide Hotel Operations, Four Seasons Hotels Limited
Douglas L. Ludwig *Toronto, Ontario*	Executive Vice President, Chief Financial Officer and Treasurer	Executive Vice President, Chief Financial Officer and Treasurer, Four Seasons Hotels Limited
Craig O. Reith *Toronto, Ontario*	Vice President Finance and Assistant Treasurer	Vice President Finance and Assistant Treasurer, Four Seasons Hotels Limited
Kathleen Taylor *Toronto, Ontario*	President, Worldwide Business Operations	President, Worldwide Business Operations, Four Seasons Hotels Limited
Randolph Weisz *Toronto, Ontario*	Senior Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary, Four Seasons Hotels Limited

1 Member of the Compensation and Organization Committee.
2 Financial and development consulting company.
3 Elected by the holders of the Limited Voting Shares.
4 Member of the Corporate Governance Committee.
5 Non-profit foundation.
6 Investment holding company.
7 Nominee of Kingdom, which has the right pursuant to an agreement with Triples Holdings Limited and Isadore Sharp to elect two directors to the FSHI Board of Directors.
8 Member of the Audit Committee. Charles S. Henry was replaced on the Audit Committee by Simon M. Turner on February 14, 2002.
9 Hotel investment advisory firm.
10 Investment/holding company.
11 Media and publishing company.
12 Real estate/resort development company.
13 Real estate holding company.

Edmond M. Creed, Murray B. Koffler and Isadore Sharp have served as directors of FSHI and its predecessor corporation since January 9, 1978. Frederick Eisen, H. Roger Garland and Benjamin Swirsky were elected to the Board of Directors of FSHI's predecessor corporation on October 1, 1985. Lionel H. Schipper was appointed to the Board of Directors on February 18, 1988. Shuichiro Tamaki was appointed to the Board of Directors on April 18, 1991. Charles S. Henry was appointed to the Board of Directors on November 11, 1994. J. Robert S. Prichard was appointed to the Board of Directors on March 6, 1996. Nan-b de Gaspé Beaubien was elected to the Board of Directors on May 23, 1997. Anthony Sharp was appointed to the Board of Directors on August 25, 1999. Simon M. Turner was reappointed to the Board of Directors on February 14, 2002.

All of the Directors will hold office until the next annual meeting of shareholders, or until their successors are elected or appointed. All of the officers and directors of FSHI have held their principal occupations for more than five years with the exception of the following. H. Roger Garland was Vice Chairman of FSHL prior to December 29, 2000. J. Robert S. Prichard was Professor of Law and President Emeritus, University of Toronto prior to July 1, 2001 and President, University of Toronto prior to June 30, 2000. Anthony Sharp was Executive Vice President, Vacation Ownership of FSHL prior to September 7, 1999, and was Vice President, Vacation Ownership of FSHL prior to January 1, 1998. Shuichiro Tamaki was Advisor, Jowa Corporation prior to June 26, 2000. Douglas Ludwig was Senior Vice President, Chief Financial Officer and Treasurer prior to January 1, 1997. Wolf H. Hengst was Executive Vice President, Operations of FSHL prior to November 1, 1999, and was President of Regent International Hotels Limited prior to January 1, 1998. Kathleen Taylor was President, Worldwide Business Operations and Secretary prior to February 15, 2001, was Executive Vice President and Chief Corporate Officer prior to November 1, 1999, was Executive Vice President, Corporate Planning and Development and General Counsel prior to April 25, 1998, and was Senior Vice President, Corporate Planning and Development and General Counsel prior to January 1, 1997. Kathleen Taylor was formerly a director of The T. Eaton Company Limited ("Eaton's") which, in 1999, completed a court sanctioned reorganization pursuant to a plan of compromise and arrangement under the corporate and insolvency laws of Ontario and Canada, respectively. As a result of this situation, trading of the common shares of Eaton's was suspended by The Toronto Stock Exchange on August 23, 1999 and the common shares were ultimately delisted in connection with the implementation of the reorganization. Randolph Weisz was Senior Vice President and General Counsel of FSHL prior to February 15, 2001, was Vice President, Legal Affairs of the Corporation prior to April 25, 1998, and was a Partner at Goodmans LLP prior to February 1, 1998. Sarah Cohen was Corporate Counsel of FSHL prior to February 15, 2001, and was a lawyer at Torys prior to April 6, 1998.

The directors and executive officers of FSHI, as a group, own beneficially, directly or indirectly, or exercise control or direction over, the following number of Limited Voting Shares and Variable Multiple Voting Shares:

Description of Class	No. of Shares	Percentage of Class
Limited Voting Shares	524,735	1.7%
Variable Multiple Voting Shares	3,986,872	100%

Additional Information

FSHI shall provide to any person, upon request to the office of the Secretary of Four Seasons Hotels Inc. at 1165 Leslie Street, Toronto, Ontario, Canada M3C 2K8 (telephone (416) 449-1750):

(a) when the securities of FSHI are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect to a distribution of its securities,

- (i) one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form,
- (ii) one copy of the comparative financial statements of Four Seasons for its most recently completed financial year together with the accompanying report of the auditors and one copy of any interim financial statements of Four Seasons subsequent to the financial statements for its most recently completed financial year,
- (iii) one copy of the Management Information Circular of FSHI prepared for the most recent Annual Meeting of Shareholders, and
- (iv) one copy of any other documents that are incorporated by reference in the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any of the documents referred to in (a)(i), (ii) and (iii) above, provided that in either case FSHI may require the payment of a reasonable charge if the request is made by a person who is not a security holder of FSHI.

Additional information relating to Four Seasons, including directors' and officers' remuneration and indebtedness, interests of insiders in material transactions, principal holders of securities of FSHI and options to purchase securities is contained in FSHI's Management Information Circular prepared for the most recent Annual Meeting of Shareholders. Additional financial information, including consolidated comparative audited financial statements for the years ended December 31, 2000 and 2001, is provided in FSHI's 2001 Annual Report.

A copy of such documents may be obtained upon request from the Secretary of FSHI at the address and telephone number noted above.

The Toronto Stock Exchange has accepted FSHI's notice of intention to make normal course purchases of up to an aggregate of 1,548,140 (approximately 5%) of the 30,962,808 Limited Voting Shares outstanding as at the date the notice of intention was filed over the 12 months commencing October 11, 2001. A similar notice has been filed with provincial securities regulators in respect of purchases that may be made through the facilities of the New York Stock Exchange. The purchases may be effected by FSHI from time to time through the facilities of the Toronto and New York exchanges at market prices and in accordance with the requirements of the Exchanges and applicable Canadian and United States securities laws.

Corporate Chart

The following chart illustrates Four Seasons' corporate structure, and includes corporations in which Four Seasons has a significant interest, either directly or indirectly, and their jurisdictions of incorporation or organization.


Four Seasons Hotels Inc.
(Ontario Corporation)
Four Seasons Hotels Limited^A
(Ontario Corporation)
100%^B
Four Seasons Hotels and Resorts B.V.^C
(Netherlands Corporation)
100%^B
Four Seasons Hotels and Resorts Asia Pacific Pte Ltd.^C
(Singapore Corporation)
100%^B
Four Seasons Hotels (Barbados) Ltd.
(Barbados Corporation)
100%^B

Notes

A The management of Four Seasons hotels in North America is generally carried out by Four Seasons Hotels Limited.

B Direct.

C The management of Four Seasons hotels outside North America and Regent hotels is generally carried out by Four Seasons Hotels and Resorts B.V. and Four Seasons Hotels and Resorts Asia Pacific Pte Ltd.

Management's Responsibility for Financial Reporting

The management of Four Seasons Hotels Inc. is responsible for the integrity, objectivity and fairness of the financial information presented in this Annual Report and the selection of the accounting principles appropriate to the Corporation's circumstances. The consolidated financial statements, notes and other financial information included in the Annual Report were prepared in accordance with accounting policies generally accepted in Canada. The Corporation has also included a detailed reconciliation to US GAAP in note 16 to its consolidated financial statements.

The Corporation's consolidated financial statements also include estimated amounts based on the informed judgments of current and future events, for items such as the useful lives of capital assets and provisions for impairment in the value of assets. These estimates are made with appropriate consideration of the materiality of the amounts involved. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management is also responsible for maintaining a system of internal controls and budgeting procedures which are designed to provide reasonable assurance that assets are safeguarded, transactions are executed and recorded in accordance with management's authorization, and relevant and reliable financial information is produced. To augment the internal control system, the Corporation maintains a program of internal audits covering significant aspects of the operations. In addition the Corporation's Management Committee, area management teams and the individual hotel's Planning Committees regularly monitor current financial information of the hotels under management, including operating forecasts based on current operating conditions.

Management oversight occurs within the context of the ethical framework established in the Corporation's mission statement, which combined with a strong compliance process helps to ensure the integrity of the Corporation's financial reporting systems and compliance with the law.

FSHI's Audit Committee is appointed by the Board of Directors annually. The Committee meets with the independent auditors (who have free access to the Audit Committee, independent of management) and with management, to satisfy itself that each group is properly discharging its responsibilities, and to review the quarterly and annual consolidated financial statements, the independent auditor's report and other financial information appearing in the Corporation's annual and quarterly reports. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to the shareholders.

KPMG LLP, the independent auditors appointed by the shareholders of the Corporation, have examined the consolidated financial statements in accordance with Canadian generally accepted auditing standards.

Isadore Sharp (signed)
Founder, Chairman and Chief Executive Officer

Douglas L. Ludwig (signed)
Chief Financial Officer,
Executive Vice President and Treasurer

February 14, 2002

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of Four Seasons Hotels Inc. as at December 31, 2001 and 2000 and the consolidated statements of operations, retained earnings, cash provided by operations and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada
February 14, 2002

KPMG LLP
Chartered Accountants

Consolidated Balance Sheets

December 31, 2001 and 2000
(In thousands of dollars)

		2001		2000
Assets				
Current assets:				
Cash and cash equivalents	$	**210,421**	$	218,100
Receivables (note 2)		**78,450**		94,265
Inventory		**3,074**		2,806
Prepaid expenses		**2,492**		1,499
		294,437		316,670
Long-term receivables (note 3)		**201,453**		167,214
Investments in hotel partnerships and corporations (note 4)		**141,005**		172,579
Fixed assets (note 5)		**50,715**		46,342
Investment in management contracts (note 6)		**201,460**		189,171
Investment in trademarks and trade names (note 7)		**33,784**		34,829
Future income tax assets (note 8)		**17,745**		21,771
Other assets		**39,782**		35,821
	$	**980,381**	$	984,397
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable and accrued liabilities	$	**50,813**	$	71,345
Long-term obligations due within one year (note 9)		**1,188**		1,152
		52,001		72,497
Long-term obligations (note 9)		**118,244**		203,736
Shareholders' equity (note 10):				
Capital stock		**319,460**		316,640
Convertible notes (note 9(a))		**178,543**		178,543
Contributed surplus		**4,784**		4,784
Retained earnings		**285,619**		202,760
Equity adjustment from foreign currency translation		**21,730**		5,437
		810,136		708,164
Commitments and contingencies (note 13)				
	$	**980,381**	$	984,397

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Isadore Sharp (signed)
Director

Benjamin Swirsky (signed)
Director

Consolidated Statements of Operations

Years ended December 31, 2001 and 2000
(In thousands of dollars except per share amounts)

	2001	2000
Consolidated revenues	**$ 303,106**	$ 347,507
Management Operations		
Revenues	**$ 160,672**	$ 185,294
General and administrative expenses	**(65,416)**	(59,532)
	95,256	125,762
Ownership Operations		
Revenues	**147,500**	161,061
Distributions from hotel investments	**1,510**	9,047
Expenses:		
Cost of sales and expenses	**(152,663)**	(148,590)
Fees to Management Operations	**(6,576)**	(7,895)
	(10,229)	13,623
Earnings before other operating items	**85,027**	139,385
Depreciation and amortization	**(16,242)**	(14,028)
Other income, net (notes 3, 4, 9, 11 and 12)	**30,698**	8,669
Earnings from operations	**99,483**	134,026
Interest income, net (note 9(e))	**6,740**	4,190
Earnings before income taxes	**106,223**	138,216
Income tax recovery (expense) (note 8):		
Current	**(15,711)**	(33,412)
Future	**(3,087)**	1,796
Reduction of future income tax assets	**(939)**	(3,526)
	(19,737)	(35,142)
Net earnings	**$ 86,486**	$ 103,074
Earnings per share (note 10(b))	**$ 2.48**	$ 2.98
Diluted earnings per share (notes 1(l) and 10(b))	**$ 2.27**	$ 2.63

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Provided by Operations

Years ended December 31, 2001 and 2000
(In thousands of dollars)

	2001	2000
Cash provided by (used in) operations:		
Management Operations		
Earnings before other operating items	**$ 95,256**	$ 125,762
Items not requiring (providing) an outlay (inflow) of funds	**1,430**	(250)
Working capital provided by Management Operations	**96,686**	125,512
Ownership Operations		
Earnings (loss) before other operating items	**(10,229)**	13,623
Items not requiring (providing) an outlay (inflow) of funds	**2,604**	(749)
Working capital provided by (used in) Ownership Operations	**(7,625)**	12,874
	89,061	138,386
Interest received	**17,898**	16,752
Interest paid	**(9,939)**	(8,096)
Current income tax paid	**(17,784)**	(15,711)
Change in non-cash working capital	**(6,183)**	(33,789)
Other	**2,457**	5,091
Cash provided by operations	**$ 75,510**	$ 102,633

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31, 2001 and 2000
(In thousands of dollars)

	2001	2000
Cash provided by (used in):		
Operations	**$ 75,510**	$ 102,633
Financing:		
Long-term obligations, including current portion:		
Issued	**469**	645
Repaid	**(103,327)**	(1,071)
Issuance of shares (note 10(a))	**2,820**	7,647
Dividends paid	**(3,625)**	(3,579)
Other	**—**	(71)
Cash provided by (used in) financing	**(103,663)**	3,571
Capital investments:		
Increase in long-term receivables	**(52,428)**	(68,984)
Decrease in long-term receivables	**29,080**	24,861
Hotel investments	**(22,088)**	(43,262)
Disposal of hotel investments (note 4)	**88,629**	—
Purchase of fixed assets	**(9,639)**	(11,137)
Investment in trademarks, trade names and management contracts	**(8,212)**	(6,938)
Other assets	**(6,319)**	(6,537)
Cash provided by (used in) capital investments	**19,023**	(111,997)
Decrease in cash and cash equivalents	**(9,130)**	(5,793)
Increase in cash and cash equivalents due to unrealized foreign exchange gain	**1,451**	1,648
Cash and cash equivalents, beginning of year	**218,100**	222,245
Cash and cash equivalents, end of year	**$ 210,421**	$ 218,100

See accompanying notes to consolidated financial statements.

Consolidated Statements of Retained Earnings

Years ended December 31, 2001 and 2000
(In thousands of dollars)

	2001	2000
Retained earnings, beginning of year	**$ 202,760**	$ 103,311
Net earnings	**86,486**	103,074
Dividends declared	**(3,627)**	(3,605)
Loss on redemption of convertible notes (note 9(a))	**—**	(20)
Retained earnings, end of year	**$ 285,619**	$ 202,760

See accompanying notes to consolidated financial statements.

Years ended December 31, 2001 and 2000
(In thousands of dollars except per share amounts)

Four Seasons Hotels Inc. ("FSHI") is incorporated under the Business Corporations Act of the Province of Ontario and, through its subsidiaries, is engaged in the management of, and the investment in, hotel, resort and interval, fractional and whole ownership residential properties throughout the world (note 15) (FSHI and its subsidiaries are collectively referred to as the "Corporation").

At December 31, 2001, the Corporation managed 53 hotels and resorts and two residence clubs and had various projects under construction or development, of which the Corporation had an equity interest in eight hotels and resorts under management, two residence clubs and six projects under construction.

1. Significant accounting policies

The Corporation's accounting policies and its standards of financial disclosure comply with accounting principles that are generally accepted in Canada. The significant accounting policies are summarized below:

(a) Principles of consolidation

The Corporation consolidates all of its wholly owned subsidiaries, including its primary operating subsidiaries – Four Seasons Hotels Limited, Four Seasons Hotels and Resorts Asia Pacific Pte Ltd. and Four Seasons Hotels and Resorts B.V.

The Corporation consolidates its 100% leasehold interests in Four Seasons Hotel Vancouver, The Pierre in New York and Four Seasons Hotel Berlin.

(b) Accounting for investments in hotel partnerships and corporations

The Corporation accounts for its investments in hotel partnerships and corporations by the cost method because either the percentage ownership and structure does not give the Corporation significant influence over these investments or the investments were acquired with the intention that they be disposed of in the foreseeable future.

In the event of a decline in value of an investment in the equity of a hotel partnership or corporation that is other than temporary, the investment is written down to the estimated recoverable amount.

(c) Revenue recognition

The consolidated revenues of the Corporation include fees earned from hotels, resorts and residence clubs under long-term management contracts, revenues generated by its consolidated leasehold hotel operations and distributions from its minority hotel investments.

Revenues earned from management operations include base fees equal to a percentage of the gross operating revenues of the managed properties and incentive fees based on certain operating results of the managed properties. The revenues also include fees earned relating to the design, construction and fitting out specifications of hotels during the development stage and purchasing fees earned calculated as a percentage of the cost of goods purchased by the managed properties through the Corporation's centralized purchasing system. The Corporation provides central reservation services, worldwide sales offices, marketing programs and advertising services to managed properties and receives a fee calculated in accordance with the management contracts. The Corporation also earns a fee for the use of its brand name in connection with certain residential projects and residence club properties, and for services provided in the oversight of the sales and marketing of the residential projects and residence club units, which is based on a percentage of the gross selling price of each unit.

Fees from management operations are recognized as revenue when the services have been rendered in accordance with the terms of each individual contract, the fees are non-refundable, the amount of the fees is fixed or determinable, and there is reasonable assurance that the fees are collectible. Incentive fees are accrued as earned based on the profitability of the managed property, subject to the terms of each individual contract.

Revenues generated by its consolidated leasehold hotel operations are recognized at the time of the sale or rendering of services by the hotel.

The Corporation recognizes revenue from minority hotel investments, accounted for by the cost method, when profit distributions are receivable from the partnerships or corporations.

(d) Income taxes
The Corporation uses the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or benefit is the sum of the Corporation's provision for current income taxes and the difference between the opening and ending balances of the future income tax assets and liabilities.

(e) Translation of foreign currencies
Foreign currency balances of the Corporation and of foreign operations designated as integrated are translated into domestic currencies at the rates of exchange on the balance sheet date for monetary items and at the rates of exchange on the date of transaction for non-monetary items. The resulting translation gains or losses are included in the determination of net earnings, except for gains or losses related to foreign currency denominated long-term obligations designated as hedges of investments in self-sustaining foreign operations, which are deferred and included in a separate component of shareholders' equity.

Translation gains or losses on foreign exchange forward contracts designated as hedges of long-term receivables are included in income in the same period as the related translation losses or gains on the hedged receivables. Any premiums or discounts on the forward contracts are amortized to interest expense over the terms of the contracts.

Revenues and expenses denominated in foreign currencies are translated at the rates of exchange on the dates of the transactions, except for revenues hedged by foreign exchange forward contracts, which are translated at the contract rates.

The financial statements of foreign investments designated as self-sustaining operations are translated into Canadian dollars as follows:

(i) Assets and liabilities at rates of exchange on the balance sheet date; and
(ii) Revenue and expense items at average rates of exchange in effect during the year.

The resulting exchange gains and losses are deferred and included in a separate component of shareholders' equity. A gain or loss equivalent to a proportionate amount of the exchange gains and losses accumulated in the separate component of shareholders' equity is recognized in income when there has been a reduction in the net investment resulting from a sale of part or all of the Corporation's interest in the foreign operation, or a reduction in the shareholders' equity of the foreign operation as a result of dividend distributions or other capital transactions.

(f) Capital assets
Land, buildings, furniture, fixtures, equipment and leasehold interests and improvements are recorded at cost less accumulated depreciation and amortization.

The cost of acquiring or enhancing hotel management contracts is capitalized and recorded as "Investment in management contracts."

The cost of trademarks and trade names includes the cost of registering the "Four Seasons" trademarks and trade names throughout the world.

(g) Depreciation and amortization of capital assets
Depreciation of buildings is recorded on a straight-line basis over 40 years.

Depreciation of furniture, fixtures and equipment is recorded on a straight-line basis at rates which will fully depreciate the assets over their estimated useful lives. The estimated composite useful lives for furniture, fixtures and equipment range from three to 20 years.

Amortization of leasehold interests and improvements is recorded on a straight-line basis over the terms of the leases.

The costs allocated to trademarks and trade names are amortized on a straight-line basis over a 40-year period.

The costs capitalized for hotel management contracts are amortized on a straight-line basis over the terms of the contracts.

The recoverability of the unamortized cost of trademarks, trade names and hotel management contracts is periodically evaluated to determine whether such costs will be recovered from future operations. The Corporation bases these evaluations upon the projected future net fee stream on an undiscounted basis. If the undiscounted net fee streams are insufficient to recover the remaining net book value, then the undiscounted net fee stream is used as the revised carrying value, and a write-down for the difference is recorded. Events that cause impairment to individual hotel management contracts, such as termination or sale, result in write-offs as the events occur.

(h) Deferred charges

The Corporation defers legal, consulting, travel and other costs directly relating to the negotiation, structuring and execution of new contracts relating to projects which, in management's judgment, have a high probability of opening. When the property is opened, these deferred charges are reclassified to "Investment in management contracts." If the project is abandoned, any deferred charges are written off. The deferred charges associated with new management contracts developed by the Corporation are amortized on a straight-line basis over a 10-year period commencing when the hotel is opened.

(i) Cash and cash equivalents

The Corporation's investments in cash and cash equivalents are highly liquid, with maturities of less than 90 days. These investments include bank deposits, guaranteed investment certificates and money market funds held with major financial institutions.

(j) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

The most significant estimates that the Corporation is required to make relate to the recoverability of its investments in (i) long-term receivables, (ii) hotel partnerships and corporations, (iii) management contracts, and (iv) trademarks and trade names.

The estimated recoverable amounts of these investments usually depend upon estimates of the profitability of the related managed hotels, which, in turn, depend upon assumptions regarding future conditions in the general or local hospitality industry, competition from other hotels, changes in travel patterns, and other factors that affect the hotels' gross operating revenue (which is the factor on which the Corporation's base management fee revenues are normally based) and net operating profit (which is the factor on which the Corporation's incentive fee revenues are normally based).

The estimates of recoverable amounts of these investments may also depend upon assumptions regarding local real estate market conditions, property and income taxes, interest rates and the availability, cost and terms of financing, the impact of present or future legislation or regulation, debt incurred by the hotels that rank ahead of the Corporation and other factors affecting the profitability and saleability of the hotels.

These assumptions are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events. Accordingly, by their nature, estimates of recoverable amounts are subjective and do not necessarily result in precise determinations. Should the underlying assumptions change, the estimated recoverable amounts could change by a material amount.

(k) Stock options

The Corporation has an executive stock option plan (note 10(a)). No compensation expense is recognized when options are issued. Any consideration paid to the Corporation on exercise of options is credited to capital stock. If options are repurchased by the Corporation, the consideration paid is charged to retained earnings.

(l) Change in accounting policy

Effective January 1, 2001, The Canadian Institute of Chartered Accountants changed the accounting standard relating to the calculation of diluted earnings per share. Under the prior method, diluted earnings per share was calculated on the basis that the proceeds to be received from the dilutive investments, such as stock options, were assumed to have been invested and to have earned a rate of return. The new provisions assume that these proceeds are used to purchase common shares at the average price for the period. The new standard did not change the calculation of the dilution relating to the assumed conversion of the Corporation's convertible notes.

The Corporation has adopted this new accounting standard retroactively, resulting in the restatement of diluted earnings per share for the year ended December 31, 2000. The diluted earnings per share for the year ended December 31, 2001 and 2000 are more dilutive by approximately $0.02 and $0.14, respectively, than they would have been under the previous standard.

2. Receivables

		2001		2000
Trade accounts of consolidated hotels	**$**	**10,611**	$	12,504
Receivable from hotel partnerships, affiliates and managed hotels		**57,951**		68,752
Other		**9,888**		13,009
	$	**78,450**	$	94,265

Receivables at December 31, 2001 are recorded net of an allowance for doubtful accounts of $5,438 (2000 – $4,042). The net bad debt expense for the year ended December 31, 2001 was $1,354 (2000 – $586).

3. Long-term receivables

		2001		2000
Secured cash flow bond, interest at 10%, due 2005, £9.9 million (2000 – £10.1 million) (a)	**$**	**21,229**	$	22,435
Secured loans:				
Secured by shares:				
Interest at 10%, due 2038, £12.2 million (b)		**28,322**		27,007
Interest at 7.5%, compounded quarterly, AUS$19,997 (2000 – AUS$18,565)		**16,309**		17,436
Interest at LIBOR plus 3% (2000 – US$10,353)		**—**		15,531
Secured by property:				
Interest at 7%, compounded annually, repayable over the period to 2025, US$9,599 (2000 – US$11,159)		**15,287**		16,741
Interest at LIBOR plus 0.30% to 0.35%, compounded monthly, repayable over the period to 2004, US$5,000		**8,029**		7,501
Due from directors, officers and employees, non-interest bearing notes and mortgages		**15,845**		11,180
Unsecured loans to managed hotels:				
Interest at 10%, due 2010, US$15,000 (2000 – US$14,000)		**24,086**		21,003
Interest at 10%, compounded annually, repayable over the period to 2061, US$9,998		**15,923**		—
Interest at 10.5%, compounded monthly, AUS$9,927 (2000 – AUS$9,416)		**8,097**		8,499
Interest at 7.5%, compounded annually, AUS$4,734 (2000 – AUS$4,400)		**3,861**		3,673
Interest at 7%, US$15,476 (2000 – US$4,424)		**24,682**		6,602
Interest at Euribor +2%, due 2021, €6.8 million		**9,628**		—
Interest at 6%, due 2009, €3 million		**4,256**		4,180
Non-interest bearing, US$8,704 (2000 – US$7,650) (c)		**13,862**		12,927
		209,416		174,715
Less allowance for doubtful long-term receivables (c)		**(7,963)**		(7,501)
	$	**201,453**	$	167,214

(a) The cash flow bond is due from an affiliate of Kingdom Investments Inc. ("Kingdom"), which is a significant shareholder of FSHI. Principal and interest on the bond are payable annually every March out of 50% of the available cash flow (as defined in the bond indenture) from Four Seasons Hotel London. The bond is secured by the purchaser's investment in the hotel. During 2001, principal repayment of £0.2 million (2000 – £0.2 million) was received by the Corporation, as well as all interest accrued on the bond to March 2001. Interest income from the bond has been fully accrued in 2001, as the Corporation believes there is reasonable assurance the interest will be received in March 2002.

(b) The loan is due from an affiliate of Kingdom. Principal and interest on the loan are payable annually every March out of the other 50% of the available cash flow from Four Seasons Hotel London. The loan is secured by the affiliate's additional indirect interest in the hotel. During 2001, the Corporation received payment for all interest accrued in 2000. Interest income from the loan has been fully accrued in 2001, as the Corporation believes there is reasonable assurance the interest will be received in March 2002.

(c) As at December 31, 2001 and 2000, the amounts included a loan by the Corporation of US$5,000 ($7,963) to the owner of The Regent Jakarta which opened in late 1995. This loan is unsecured, non-interest bearing, and originally was convertible into a 5% equity interest in the hotel, subject to regulatory approval.

The owner of the hotel has a bank loan which is secured by the hotel. The hotel owner stopped servicing the bank loan in 2000 and that loan was classified by the Indonesian Banking Restructuring Agency ("IBRA") as non-performing. The IBRA acquired the loan from the bank in 2000. The hotel owner presented, and the IBRA accepted, a restructuring plan pursuant to which the Corporation's unsecured loan is expected to be converted to a 2% equity interest in the hotel. The Corporation has fully reserved for its loan to the owner of the hotel as at December 31, 2001 and 2000.

Changes in the allowance for doubtful long-term receivables consist of:

		2001		2000
Balance, beginning of year	**$**	**(7,501)**	$	(7,217)
Foreign exchange		**(462)**		(284)
Balance, end of year	**$**	**(7,963)**	$	(7,501)

During 2001, the Corporation recovered $102 (2000 – $8,922) on amounts that had been written off in prior years. This recovery is recorded in "Other income, net."

4. Investments in hotel partnerships and corporations

		2001		2000
Four Seasons Residence Club Scottsdale (a)	**$**	**11,448**	$	10,677
The Regent Hong Kong (b)		**—**		6,251
Four Seasons Hotel Prague (c)		**—**		24,885
Other operating properties (d)		**53,092**		71,795
Properties under construction or development		**76,465**		58,971
	$	**141,005**	$	172,579

(a) Investment in Four Seasons Residence Club Scottsdale

The Corporation has a 71% equity interest in Four Seasons Residence Club Scottsdale (the "Residence Club"). The Corporation is in discussions with the majority owner of Four Seasons Resort Scottsdale relating to the sale of a portion of the Corporation's equity interest in the Residence Club.

(b) Sale of The Regent Hong Kong

In August 2001, the Corporation sold its 25% ownership interest in the entity which leases The Regent Hong Kong for gross proceeds of HK$185,000 (approximately $36,400). The net proceeds from the sale, after deducting estimated selling costs, were $33,512 and the Corporation realized a gain on sale of $23,985. The management contract for the hotel expired on May 31, 2001.

(c) Sale of Four Seasons Hotel Prague

In July 2001, the Corporation completed the sale of its 67% ownership interest in Four Seasons Hotel Prague for gross proceeds of approximately $37,400. The net proceeds, after deducting estimated selling costs, were $36,692 and the Corporation realized a gain on sale of $6,413. In connection with the sale of the hotel, the Corporation, in 2001, also reversed provisions of $4,676 previously recorded relating to this interest. The Corporation continues to manage the hotel under a long-term management contract.

(d) Sale of Four Seasons Resort Punta Mita

As at December 31, 2000, "Other operating properties" included the Corporation's investment in Four Seasons Resort Punta Mita. In February 2001, the Corporation disposed of its 30.8% ownership interest in Four Seasons Punta Mita for proceeds of $18,425, which approximated book value. The Corporation continues to manage the resort under a long-term management contract.

5. Fixed assets

			2001	2000
	Cost	Accumulated depreciation/ amortization	**Net book value**	Net book value
Land	$ 1,000	$ —	**$ 1,000**	$ 1,000
Buildings	8,461	(1,996)	**6,465**	7,595
Furniture, fixtures and equipment	46,917	(13,866)	**33,051**	28,406
Leasehold interests and improvements	13,819	(3,620)	**10,199**	9,341
	$ 70,197	$ (19,482)	**$ 50,715**	$ 46,342

Depreciation and amortization expense for fixed assets was $6,152 (2000 – $4,971).

6. Investment in management contracts

	2001	2000
Management contracts, at cost	**$ 246,777**	$ 225,410
Less accumulated amortization	**(45,317)**	(36,239)
	$ 201,460	$ 189,171

Amortization expense for management contracts was $8,457 (2000 – $7,380).

7. Investment in trademarks and trade names

	2001	2000
Trademarks and trade names, at cost	**$ 41,861**	$ 41,074
Less accumulated amortization	**(8,077)**	(6,245)
	$ 33,784	$ 34,829

Amortization expense for trademarks and trade names was $1,565 (2000 – $977).

8. Income taxes

The sources of earnings before provision for income taxes comprise the following:

	2001	2000
Canada	$ 35,856	$ 93,593
Foreign	70,367	44,623
	$ 106,223	$ 138,216

The provision for income taxes is as follows:

	2001	2000
Current:		
Canada	$ (10,385)	$ (30,342)
Foreign	(5,326)	(3,070)
	(15,711)	(33,412)
Future (Canada)	(3,087)	1,796
Reduction of future income tax assets (Canada)	(939)	(3,526)
	$ (19,737)	$ (35,142)

The reduction of future income tax assets relates to the reductions in Canadian federal and provincial income tax rates. The reductions are to be phased in over the next several years. As a result of this decrease in the income tax rates, the ongoing benefit of the Corporation's future income tax assets is reduced. The $939 (2000 – $3,526) expense reflects the reduction in the ongoing benefit.

Income tax expense varies from the amount computed by applying combined Canadian federal and provincial tax rates to earnings before income taxes as follows:

	2001	2000
Earnings before income taxes	$ 106,223	$ 138,216
Items not subject to tax	(18,332)	(18,874)
Earnings subject to tax	$ 87,891	$ 119,342
Statutory Canadian federal and provincial tax rates	39.92%	41.5%
Expected income tax expense	$ (35,086)	$ (49,527)
Reduction in tax due to lower foreign tax rates	14,632	12,354
Change in beginning of year balance in valuation allowance for future income tax assets	2,435	5,825
Adjustments to future income tax assets and liabilities for changes in tax basis caused by tax reorganization, dispositions, other	(779)	(268)
Income tax expense before effect of tax rate reductions	(18,798)	(31,616)
Reduction of future income tax assets due to change in tax rates	(939)	(3,526)
Income tax expense	$ (19,737)	$ (35,142)

The significant components of future income tax recovery (expense) attributable to earnings before income taxes are as follows:

		2001		2000
Future income expense (exclusive of the effects of the following components)	$	**(4,743)**	$	(3,761)
Adjustments to future tax assets and liabilities for changes in tax basis caused by tax reorganizations, dispositions, other		**(779)**		(268)
Decrease in valuation allowance		**2,435**		5,825
Future income tax recovery (expense)		**(3,087)**		1,796
Reduction of future income tax assets due to change in tax rates		**(939)**		(3,526)
Net reduction in future income tax assets	$	**(4,026)**	$	(1,730)

The valuation allowance for the year ended December 31, 2001 was $2,397 (2000 – $7,790), a decrease of $2,435 (2000 – decrease of $5,825) prior to the impact on the valuation allowance as a result of a change in Canadian tax rates. The change in tax rates reduced the valuation allowance a further $230 to $2,167 (2000 – a further $2,958 to $4,832). The valuation allowance decreased primarily as a result of the expectation of the application of capital losses in future years, which the Corporation previously believed were unlikely to be utilized. In order to fully realize the future income tax assets, the Corporation will need to generate future taxable income of approximately $100,000. Based upon projections of future taxable income over the periods in which the future income tax assets are deductible, management believes it is more likely than not that the Corporation will realize the benefits of these deductible differences, net of the existing valuation allowance. The amount of the future income tax assets considered realizable, however, could be reduced in the near term if estimated future taxable income during the carryforward period is reduced.

Future income taxes arise from temporary differences in the basis of the Corporation's assets and liabilities for tax and financial reporting purposes. Tax effects of these differences are as follows:

		2001		2000
Future income tax assets:				
Investments in hotel partnerships and corporations	$	**12,245**	$	14,545
Tax losses carried forward and other assets		**19,497**		20,839
Long-term receivables		**2,276**		2,939
Investment in trademarks and trade names		**541**		754
Current liabilities		**—**		27
Long-term obligations		**4,834**		4,640
Future income tax assets before valuation allowance		**39,393**		43,744
Valuation allowance		**(2,167)**		(4,832)
Total gross future income tax assets		**37,226**		38,912
Future income tax liabilities:				
Investment in management contracts		**(16,452)**		(16,931)
Fixed assets		**(3,029)**		(210)
Total gross future income tax liabilities		**(19,481)**		(17,141)
Future income tax assets	$	**17,745**	$	21,771

At December 31, 2001, the Corporation had accumulated net operating losses carried forward of approximately $19,000 for tax purposes, which expire through 2008.

9. Long-term obligations

		2001		2000
Convertible notes, US$57,115 (2000 – US$52,301) (a)	$	**90,961**	$	78,462
Unsecured debentures (b)		**—**		100,000
Accrued benefit liability (note 13(b))		**27,217**		24,576
Other long-term obligations		**1,254**		1,850
		119,432		204,888
Amounts due within one year		**(1,188)**		(1,152)
	$	**118,244**	$	203,736

(a) Convertible notes

During 1999, FSHI issued US$655,519 principal amount at maturity (September 23, 2029) of convertible notes for gross proceeds of US$172,500. The net proceeds of the issuance, after deducting offering expenses and underwriter's commission, were approximately US$166,000. At any time on or before the maturity date, unless the notes have previously been redeemed or purchased, holders may require FSHI to convert the notes (each one thousand US dollar principal) into 5.284 Limited Voting Shares of FSHI. FSHI has the right to acquire the notes that a holder has required to be converted for cash equal to the fair value of the Limited Voting Shares. The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued interest.

Holders also have the right to require FSHI to purchase all or a portion of their notes on September 23, 2004, September 23, 2009 and September 23, 2014 in consideration for Limited Voting Shares of FSHI having a fair value equal to the issue price plus accrued interest to the date of purchase. FSHI has the right to acquire for cash all or a portion of the notes that a holder has required to be so purchased. In addition, upon a change in control of FSHI occurring on or before September 23, 2004, FSHI will be required to offer to purchase all the notes for cash at the issue price plus accrued interest to the date of purchase. FSHI may redeem all or a portion of the notes at any time on or after September 23, 2004 for cash at the issue price plus accrued interest to the date of purchase.

In accordance with Canadian generally accepted accounting principles, the notes are bifurcated into a debt component (representing the present value of a zero coupon bond of US$655,519 maturing in 2029, yielding 9% per annum, compounding semi-annually) and an equity component (representing the value of the conversion feature of the notes). Accordingly, net proceeds have been allocated $68,902 to long-term obligations and $178,574 to shareholders' equity. The offering expenses and underwriter's commission relating to the debt component of the notes of approximately $2,549 are recorded in other assets. The principal amount of the notes will increase as interest is compounded at 9% over the 30-year term of the note.

During 2000, 115 of the convertible notes were redeemed for cash, not shares, which resulted in an accounting loss of $26. In accordance with Canadian generally accepted accounting principles, $6 was recorded as a charge to operations and $20 was recorded as a charge to retained earnings.

(b) Unsecured debentures

The unsecured debentures, with a face value of $100,000 and a maturity date of July 2, 2002, were redeemed by the Corporation during 2001 for $102,219, which resulted in an accounting loss of $2,350. The debentures bore interest at 6%. The redemption was funded from the Corporation's cash reserves.

(c) Bank credit facility

The Corporation has a US$200,000 committed bank credit facility, of which US$100,000 matures in April 2003 and US$100,000 matures in July 2003. As at December 31, 2001 and 2000, no amounts were borrowed by the Corporation under this credit facility. Borrowings under this credit facility bear interest at LIBOR plus a spread ranging between 0.3% and 1% depending upon certain criteria specified in the loan agreement.

(d) Scheduled repayments of long-term obligations

2002	$	1,188
2003		46
2004		19
Subsequent to 2004		118,179
	$	119,432

(e) Interest income, net

		2001		2000
Interest income	**$**	**23,342**	$	21,068
Interest on long-term obligations		**(14,995)**		(15,136)
Other interest expense		**(1,607)**		(1,742)
Interest income, net	**$**	**6,740**	$	4,190

(f) Restrictive debt covenants

The bank credit facility contains certain covenants which require the Corporation to maintain certain financial ratios. In addition, the bank credit facility contains additional covenants which, in certain circumstances, restrict the Corporation's ability to borrow funds ranking superior to this obligation and undertake certain types of major transactions. The Corporation was in compliance with these covenants during 2001 and 2000. In addition, the bank credit facility is callable in certain circumstances by the creditors on a change of control of FSHI.

10. Shareholders' equity

(a) Capital stock

Authorized

3,986,872 Variable Multiple Voting Shares ("VMVS"), entitling the holder to that number of votes that results in the aggregate votes attaching to the VMVS representing approximately 66% of the votes attaching to the VMVS and the Limited Voting Shares ("LVS"), in aggregate, which, at December 31, 2001 was 15.15 votes (2000 – 15.09 votes) per VMVS. Changes in the number of votes attaching to the VMVS necessary to maintain this level will occur concurrently with the issue of additional LVS.

The VMVS rank equally with the LVS as to distributions on liquidation, dissolution or winding-up of FSHI. Dividends declared and paid on the VMVS are in amounts per share equal to 50% of the dividends per share declared and paid on the LVS, regardless of whether the number of votes attaching to the VMVS is further increased.

VMVS are convertible into LVS on a one-for-one basis at the option of the holder. The shares automatically convert into LVS upon any transfer outside of the family of Isadore Sharp, except a transfer of a majority of the shares to a purchaser who makes an equivalent offer to purchase all outstanding VMVS and LVS.

Unlimited LVS, voting (one vote per share) and ranking equally with the VMVS as to distributions on liquidation, dissolution or winding-up of FSHI.

Unlimited First Preference Shares and Second Preference Shares, issuable in series, non-voting and ranking prior to all other shares with respect to payment of dividends and distributions on liquidation or winding-up of FSHI. The dividend rate, redemption and conversion rights, if any, are to be determined prior to issuance by the directors of FSHI.

Issued and fully paid:

	VMVS		LVS		
	Shares	Stated value	Shares	Stated value	Total
December 31, 1999	3,986,872	$ 44	30,507,060	$ 308,949	$ 308,993
Options exercised for cash	—	—	368,787	7,647	7,647
December 31, 2000	3,986,872	44	30,875,847	316,596	316,640
Options exercised for cash	—	—	124,748	2,820	2,820
December 31, 2001	**3,986,872**	**$ 44**	**31,000,595**	**$ 319,416**	**$ 319,460**

At the Special Meeting of Shareholders on December 19, 1989, the shareholders approved a Long-Term Incentive Plan, whereby the chief executive officer of FSHI was granted the right to receive a special payment on an arm's-length sale of control of FSHI (the "sale"). The amount of the payment is determined with reference to the sale price and the trading price of LVS on The Toronto Stock Exchange in the period preceding the sale. The right to receive the payment may be transferred among members of the officer's family, their holding companies and trusts.

Under executive stock option plans, eligible directors, executives and employees may be granted options to acquire LVS at a price which is not less than the weighted average price of board lots traded on The Toronto Stock Exchange in the five trading days preceding the date of grant. The options are not transferable, have a term of 10 years, and generally become exercisable in varying proportions on the first, second, third, fourth and fifth anniversaries of the date of grant. All such options become exercisable within specified periods in the event of retirement, termination other than for cause (including as a result of a change of control of FSHI), incapacity or death of the director, executive or employee.

Changes in stock options for the years ended December 31, 2001 and 2000 were as follows:

	Options outstanding	Weighted average exercise price	Available for grant
Balance at December 31, 1999	4,640,641	$ 38.27	50,682
Additional options approved by shareholders	—	—	1,200,000
Granted	810,716	87.27	(810,716)
Exercised	(368,787)	20.73	—
Cancelled	(32,320)	55.03	32,320
Balance at December 31, 2000	5,050,250	47.29	472,286
Additional options approved by shareholders	—	—	1,200,000
Granted	629,400	68.03	(629,400)
Exercised	(124,748)	22.61	—
Cancelled	(24,600)	71.76	24,600
Balance at December 31, 2001	**5,530,302**	**$ 50.11**	**1,067,486**
Exercisable at December 31, 2001	**1,868,017**	**$ 32.77**	

Information relating to stock options outstanding at December 31, 2001 was as follows:

	Options outstanding			Options exercisable	
Range of exercise prices	Options outstanding	Weighted average remaining contractual life	Weighted average exercise price	Options exerciseable	Weighted average exerciseable price
$ 11.30 – $ 24.95	856,837	2.9 years	$ 16.30	847,523	$ 16.22
26.68 – 39.61	741,100	5.6 years	32.06	335,900	32.43
40.51 – 53.28	2,146,043	6.9 years	49.43	463,200	47.25
54.95 – 75.19	864,446	8.5 years	60.87	167,354	58.40
84.00 – 108.14	921,876	8.5 years	87.51	54,040	90.80
$ 11.30 – $ 108.14	5,530,302	6.5 years	$ 50.11	1,868,017	$ 32.77

(b) Earnings per share

Basic earnings per share is calculated by dividing net earnings by the weighted average number of VMVS and LVS outstanding during the period. Potentially issuable LVS are excluded from the calculation of basic earnings per share, but are included in the calculation of diluted earnings per share by application of the "treasury stock method," which takes into account the dilution relating to LVS issuable under the Corporation's stock option plans and by the "if-converted method," which takes into account the dilution relating to the conversion of the Corporation's convertible notes. During 2001 and 2000, no convertible notes were redeemed by the issuance of LVS. FSHI has the option to acquire for cash rather than LVS any conversion or put right under the convertible note indenture (note 9(a)).

A reconciliation of the net earnings and weighted average number of VMVS and LVS used to calculate basic earnings per share and diluted earnings per share is as follows:

	2001		2000	
	Net earnings	**Shares**	Net earnings	Shares
Basic earnings per share:				
Net earnings	**$ 86,486**	**34,924,492**	$ 103,074	34,634,593
Effect of assumed dilutive conversions:				
Stock option plans	**—**	**1,711,448**	—	2,567,442
Convertible notes	**4,475**	**3,463,155**	3,823	3,463,155
Diluted earnings per share:				
Net earnings and assumed dilutive conversions	**$ 90,961**	**40,099,095**	$ 106,897	40,665,190

(c) Equity adjustment from foreign currency translation

The increase in the equity adjustment from foreign currency translation is primarily caused by changes in the exchange rates used to translate the Corporation's net investment in self-sustaining foreign operations, offset by an amount transferred to foreign exchange gain relating to the reduction of the Corporation's net investment in one of its Asian self-sustaining subsidiaries (note 11(a)).

11. Foreign exchange gain (loss)

During 2001, the Corporation recorded a net foreign exchange gain of $44 (2000 – net foreign exchange loss of $247). The primary components are as follows:

(a) During 2001, the Corporation reduced its net investment in one of its Asian self-sustaining subsidiaries. The reduction was related to a capital restructuring whereby the subsidiary repaid capital of approximately US$31,000 to the Corporation. A foreign exchange gain of $4,973, which is equivalent to the proportional amount (relating to the reduction in the net investment in the subsidiary) of the foreign exchange gain accumulated in "Equity adjustment from foreign currency translation" in shareholders' equity, was recognized in income.

(b) During 2001, the Corporation terminated the designation of hedging its 2002 US dollar revenues with its US dollar forward contracts. These contracts were entered into during 2000 and mature after December 31, 2001. Any foreign exchange losses, deferred prior to the termination of the hedge, relating to the anticipated 2002 US dollar revenues continue to be deferred and will be recognized in 2002 as a reduction of revenues. The foreign exchange loss of $3,608 relating to the excess dollar amount of the US dollar contracts over the anticipated 2002 US dollar revenues was recognized as a charge against income in 2001.

(c) The remainder of the foreign exchange loss of $1,321 (2000 – $247) related to the net foreign currency translation loss on unhedged net asset and liability positions, primarily in US dollars, euros, pounds sterling and Australian dollars, and foreign exchange losses incurred by the Corporation's foreign self-sustaining subsidiaries.

12. Restructuring charge

During 2001, the Corporation recorded a restructuring charge of $2,172 in connection with the realignment of certain corporate departments. As at December 31, 2001, approximately $140 of this amount had been paid.

13. Commitments and contingencies

(a) Lease commitments

The Corporation has entered into lease agreements for certain hotel properties and corporate offices for periods up to the year 2054. The lease terms may be extended by the Corporation under renewal options for periods up to the year 2069.

Future minimum lease payments for The Pierre in New York, Four Seasons Hotel Vancouver and certain corporate offices (but exclusive of any contingent rentals, occupancy costs, and lease commitments relating to Four Seasons Hotel Berlin and Four Seasons Hotel London, which are disclosed below), are as follows:

2002	$ 11,404
2003	10,887
2004	10,217
2005	9,960
2006	9,823
Subsequent to 2006	68,330
	$ 120,621

The Corporation has provided a US$5,000 letter of credit to support its obligations under the lease at The Pierre in New York.

The lease agreement for Four Seasons Hotel Berlin was transferred to the Corporation effective January 1, 1999. The lease is for an initial 20-year term with 10 five-year renewals at the Corporation's option. Future minimum lease payments of the hotel, exclusive of any contingency rentals and occupancy costs, are as follows:

2002	$ 6,494
2003	6,785
2004	7,910
2005	7,948
2006	7,957
Subsequent to 2006	96,189
	$ 133,283

The future minimum lease payments of approximately €94 million ($133,283) are to be paid out of the hotel's operations. To the extent that the hotel is unable to pay these commitments, the Corporation's liability to fund any shortfall is limited to approximately €11 million. As at December 31, 2001, the Corporation had funded approximately €4 million of this amount. However, the landlord may terminate the lease if minimum rent is not paid.

The Corporation is the tenant of the land and premises constituting Four Seasons Hotel London pursuant to the terms of a lease (the "FS Lease") expiring on January 28, 2054. The leasehold interest of the Corporation in the hotel is a continuing obligation which survived the sale by the Corporation of its ownership interest in the hotel in 1995 to Kingdom. The Corporation has entered into a sublease of the hotel with the entity (the "Sub-Tenant") on whose behalf the Corporation manages the hotel. The annual rent payable by the Corporation under the FS Lease is currently £3.8 million. The same amount of annual rent is payable by the Sub-Tenant to the Corporation pursuant to the sublease and is payable out of the operating accounts of the hotel. Indirectly, the Corporation now holds a 12.5% ownership interest in the Sub-Tenant.

Pursuant to the arrangements relating to the ownership of the Sub-Tenant, the Corporation would be required to fund its proportionate 12.5% share of any amounts required to ensure that the Sub-Tenant honoured all of the obligations necessary for the operation of the hotel, including the sublease payments, to the extent the majority shareholder makes payment of its proportionate share of such amounts. The Corporation has not been required either to make payment of any amount of rent under the FS Lease that has not first been paid to the Corporation under the sublease or to fund any amounts under the terms of the ownership arrangements relating to the Sub-Tenant. Historically, hotel operating cash flow has been more than sufficient to meet the rent obligations. In the event of a non-payment of rent under the sublease, the Corporation would be entitled to forfeit the sublease. The ongoing management of the hotel by the Corporation would be subject to a non-disturbance agreement with the senior lender to the Sub-Tenant. Future minimum lease payments of the hotel, exclusive of any contingent rentals and occupancy costs, are as follows:

2002	$ 8,675
2003	8,791
2004	8,907
2005	9,023
2006	9,139
Subsequent to 2006	436,170
	$ 480,705

(b) Pension commitments

The Corporation maintains a multi-employer non-contributory defined benefit pension plan (the "Plan") on behalf of the Corporation and the owners of certain managed hotels. The Plan provides pension benefits for certain senior executives of the Corporation and hotel general managers, based on years and level of service and annual salary.

Information relating to the Plan for the years ended December 31, 2001 and 2000 based on projections of employees' compensation levels to the date of retirement were as follows:

	2001	2000
Accrued benefit obligation, beginning of year	$ 41,736	$ 38,184
Change in accrued benefit obligation:		
Service cost	1,968	1,829
Interest cost	3,295	2,764
Benefits paid	(1,217)	(1,041)
Actuarial loss	5,537	—
Accrued benefit obligation, end of year	51,319	41,736
Unamortized actuarial loss for changes in assumptions	(5,537)	—
Accrued benefit liability, end of year, before allocation	45,782	41,736
Portion allocated to managed properties	(18,565)	(17,160)
Accrued benefit liability, end of year, after allocation	$ 27,217	$ 24,576

The accrued benefit liability is financed by life insurance policies on the lives of certain of the participants in the Plan. As at December 31, 2001, the Corporation's share of the cash surrender value of the policies, which is included in "Other assets," was $15,721 (2000 – $15,296).

	2001	2000
Assumptions as of December 31:		
Discount rates	7%	7%
Rates of increase in compensation levels	5%	5%
Components of benefit expense before allocation:		
Service cost	$ 1,968	$ 1,829
Interest cost	3,295	2,764
Benefit expense before allocation	5,263	4,593
Portion allocated to managed properties	(2,134)	(1,888)
Benefit expense after allocation	$ 3,129	$ 2,705

(c) Contingencies

(i) The Corporation estimates and accrues for the losses, if any, it is likely to incur relating to uninsured contingent liabilities such as environmental matters, personal injury and property damage at owned or managed hotels, workers' compensation claims, guarantees of third party debt, etc. The Corporation's assessment of its potential liability for such matters could change, with the result that the accruals for contingent liabilities recorded in the Corporation's financial statements could increase by a material amount.

(ii) In the ordinary course of its business, the Corporation is named as defendant in legal proceedings resulting from incidents taking place at hotels owned or managed by it. The Corporation maintains comprehensive liability insurance and also requires hotel owners to maintain adequate insurance coverage. The Corporation believes such coverage to be of a nature and amount sufficient to ensure that it is adequately protected from suffering any material financial loss as a result of such claims.

(iii) A number of the Corporation's management contracts are subject to certain performance tests which, if not met, could allow a contract to be terminated prior to its maturity. The Corporation generally has various rights to cure any such defaults to avoid termination. In addition, certain management contracts are terminable by the hotel owner on a defined change of control of FSHI.

(iv) The Corporation has guaranteed certain obligations of various directors, officers, and employees in the amount of $881.

14. Fair values of financial instruments

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale. These estimates, although based on the relevant market information about the financial instrument, are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

As cash equivalents, current accounts receivable, current accounts payable and certain other short-term financial instruments are all short-term in nature, their carrying amounts approximate fair values.

The fair values of the Corporation's long-term obligations and convertible notes are estimated using discounted cash flow analysis which is based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

Other financial instruments held by the Corporation include interest-bearing loans receivable due from owners of managed hotels (note 3). The Corporation does not have plans to sell these loans to third parties and will realize or settle them in the ordinary course of business. The fair value of these instruments cannot be reasonably estimated because no active and liquid market exists for these instruments, and a market rate of interest (for instruments having similar terms and characteristics) required to use estimation techniques such as discounted cash flow analysis cannot reasonably be determined due to the unusual terms of these instruments.

The Corporation enters into foreign exchange forward contracts that oblige it to buy or sell specific amounts of foreign currencies at set future dates at predetermined exchange rates. Because a significant portion of the Corporation's revenues are derived in foreign currencies (primarily US dollars) and expenditures incurred by the Corporation for its management operations are denominated primarily in Canadian dollars, the Corporation enters into such contracts to protect itself in the event of a strengthening Canadian currency. Management estimates future foreign currency cash flows on an ongoing basis, based on its projections of foreign currency denominated management fees and other transactions. Management negotiates foreign exchange forward contracts in proportion to the magnitude and timing of these cash flows. As at December 31, 2001, the Corporation had sold forward US$84,274 at a weighted average forward exchange rate of 1.47 (2000 – US$217,664 at a weighted average forward exchange rate of 1.48), under 14 forward contracts (2000 – 39 forward contracts) maturing over a 13-month period.

Because the Corporation has significant long-term receivables in pounds sterling, the Corporation enters into foreign exchange forward contracts to protect itself in the event of a strengthening Canadian currency. As at December 31, 2001, the Corporation had sold forward £15.4 million at a forward exchange rate of 2.13 (2000 – £30.5 million at a weighted average forward exchange rate of 2.25), under one forward contract (2000 – three forward contracts) maturing in March 2002.

As at December 31, 2000, the Corporation had sold forward AUS$9,000 at a forward exchange rate of Canadian dollar 0.8386, under one forward contract maturing on December 31, 2001. The Corporation, as at December 31, 2000, also had sold forward AUS$17,000 at a weighted average forward exchange rate of US dollar 0.6342, under two forward contracts maturing on March 30, 2001 and December 31, 2001. There were no Australian dollar forward contracts outstanding as at December 31, 2001.

The fair value of foreign exchange forward contracts is estimated from quotes obtained from the Corporation's counterparties for the same or similar financial instruments.

The fair value of financial instruments is as follows:

	Estimated fair value	Carrying amount
2001:		
Long-term obligations (excluding convertible notes)	**$ 28,000**	**$ 28,471**
Convertible notes (a)	**320,000**	**276,365**
Foreign exchange forward contracts	**(13,000)**	**(7,366)**
2000:		
Long-term obligations (excluding convertible notes)	126,000	126,426
Convertible notes (a)	365,000	263,866
Foreign exchange forward contracts	200	2,947

(a) The carrying amount of the convertible notes includes the amounts allocated to both long-term obligations and shareholders' equity. It excludes, however, the estimated offering expenses and underwriter's commission related to the shareholders' equity component of the notes of $6,861, which are recorded in shareholders' equity.

15. Segmented information

The Corporation has two distinct operating segments: management operations and ownership operations. Under its management operations segment, the Corporation generally supervises all aspects of hotel operations on behalf of the hotel owners, including hotel sales and marketing, hotel reservations, hotel accounting, purchasing, budgeting and the hiring, training and supervising of staff. For providing these services, the Corporation typically receives a base fee calculated as a percentage of gross revenues of the hotel. In addition, the Corporation may receive incentive fees based on the operating performance of the hotels. Generally, the hotels' owners, and not the Corporation, fund substantially all capital expenditures and working capital of the hotels, including all employment and operating costs. This segment also includes the licensing and managing of residential projects and residence clubs. The Corporation is entitled to receive a fee for the use of its brand name in connection with these projects, and for services provided in the oversight of the sales and marketing of the residential projects and residence club units. In addition, the Corporation receives a fee from the owners of the residential projects and residence club units for services provided in the ongoing management of these units.

Under its ownership operations segment, the Corporation had an equity interest in eight hotels and resorts under management, two residence clubs and six projects under construction as at December 31, 2001. Earnings are primarily derived from the consolidation of its wholly owned interests in three hotels and distributions from its other equity interests. Generally, the ownership operations segment is labour-intensive and is subject to greater economic fluctuations than the management operations segment. Ownership returns can be materially affected by changes in travel patterns, local wage rate factors, the level of capital spending that is required to appropriately maintain and renew the hotels, volatility of construction costs, the availability of hotel financing and changes in interest rates. The Corporation structures its ownership interests separately from its management interests so as to enable the Corporation to dispose of ownership interests as sale opportunities arise, without affecting its management interests.

(a) Consolidated revenues

Revenues have been allocated to specific geographic segments based on the location of each hotel or resort.

	2001			2000		
	Management revenues	**Ownership revenues**	**Consolidated revenues**	Management revenues	Ownership revenues	Consolidated revenues
United States	**$ 98,467**	**$ 94,131**	**$ 192,598**	$ 120,238	$ 110,331	$ 230,569
Canada/Mexico/ Caribbean/ South America	**17,279**	**32,271**	**49,550**	17,550	31,588	49,138
Europe/Middle East	**25,910**	**22,608**	**48,518**	25,264	20,823	46,087
Asia/Pacific	**19,016**	**—**	**19,016**	22,242	7,366	29,608
	160,672	**149,010**	**309,682**	185,294	170,108	355,402
Less intersegment revenues	**(6,576)**	**—**	**(6,576)**	(7,895)	—	(7,895)
	$ 154,096	**$ 149,010**	**$ 303,106**	$ 177,399	$ 170,108	$ 347,507

(b) Total assets

	2001	2000
United States	**$ 386,882**	$ 336,644
Canada/Mexico/Caribbean/South America	**265,188**	279,310
Europe/Middle East	**209,797**	237,791
Asia/Pacific	**118,514**	130,652
	$ 980,381	$ 984,397

16. Reconciliation to United States GAAP

The consolidated financial statements of the Corporation for the years ended December 31, 2001 and 2000 have been prepared in accordance with generally accepted accounting principles as applied in Canada ("Canadian GAAP"). In the following respects, generally accepted accounting principles as applied in the United States ("US GAAP") differ from those applied in Canada.

If US GAAP were employed, the net earnings for the periods would be adjusted as follows:

		2001		2000
Net earnings based on Canadian GAAP	$	**86,486**	$	103,074
Impact on net earnings of US GAAP adjustments:				
Hotel partnerships – equity accounting (a)		**(526)**		(4,971)
Hotel disposition program (b)		**475**		331
Future income taxes (c)		**(3,360)**		(1,004)
Convertible notes (d)		**(5,632)**		(5,466)
Deferred charges (e)		**(7,348)**		(2,621)
Foreign exchange translation (f)		**(12,703)**		(559)
Pension plan (g)		**(583)**		(577)
Loss on redemption of debt (h)		**2,350**		—
Earnings before extraordinary item based on US GAAP		**59,159**		88,207
Loss on redemption of debt, net of income tax recovery of $781(h)		**(1,569)**		—
Net earnings based on US GAAP	$	**57,590**	$	88,207
Basic earnings per share based on US GAAP (i):				
Earnings before extraordinary item	$	**1.69**	$	2.55
Extraordinary item		**(0.04)**		—
Net earnings	$	**1.65**	$	2.55
Diluted earnings per share based on US GAAP (i):				
Earnings before extraordinary item	$	**1.61**	$	2.34
Extraordinary item		**(0.04)**		—
Net earnings	$	**1.57**	$	2.34

The impact of the US GAAP differences discussed above on the Corporation's consolidated shareholders' equity is as follows:

		2001		2000
Shareholders' equity based on Canadian GAAP	$	**810,136**	$	708,164
Impact on shareholders' equity of US GAAP adjustments:				
Hotel partnerships – equity accounting (a)		**(63,093)**		(63,735)
Hotel disposition program (b)		**27,290**		26,815
Future income taxes (c)		**9,258**		11,837
Convertible notes (d)		**(205,448)**		(189,710)
Deferred charges (e)		**(32,959)**		(25,375)
Foreign exchange translation (f)		**(6,825)**		905
Pension plan (g)		**5,226**		5,809
Share purchase loans (j)		**—**		(276)
Shareholders' equity based on US GAAP	$	**543,585**	$	474,434

(a) Investments in hotel partnerships and ventures

The Corporation has minority interests (generally less than 20%) in certain hotel partnerships and ventures which, for Canadian GAAP purposes, the Corporation accounts for on a cost basis (note 1(b)).

Under US GAAP (AICPA Statement of Position 78-9 "Accounting for Investments in Real Estate Ventures"), the Corporation is required to account for its investments in these hotel partnerships and ventures using the equity method of accounting, pursuant to which the Corporation records in income its proportionate share of the investee's net earnings or loss.

(b) Hotel disposition program
In November 1993, the Corporation implemented a program to dispose of seven hotel properties. Under Canadian GAAP, this hotel disposition program represented the disposition of a significant portion of the Corporation's Ownership Operations segment; accordingly, in both 1993 and 1994 the Corporation made an estimate as to whether it would realize a net gain or loss on the program in total. As a result, in 1993 the Corporation recorded a provision of $127,000 for the estimated probable loss on the sale of the hotels included in the hotel disposition program. The program ended in 1996, and the total net proceeds received by the Corporation resulting from the dispositions of the hotels included in the program approximated the proceeds estimated in 1993; therefore, the program required no further gain or loss to be recorded.

Under US GAAP, the Corporation was required to account for the hotels remaining in the program as individual assets held for sale. This resulted in the requirement under US GAAP to record, in 1994, a further provision for loss on certain of the hotels remaining in the program, with the offsetting gains on other hotels recorded when the gains were realized. During 1997, the Corporation met the criteria under US GAAP for recognition of a portion of the gain on the 1995 sale of its 50% interest in the company that owns Four Seasons Hotel London. Accordingly, the Corporation recognized $30,200 of the gain in 1997, which represented the recovery of the Corporation's cost; $27,813 of the gain was deferred, and will be recognized for US GAAP purposes in proportion to the cash payments received on the cash flow bond received in 1995 as consideration on the sale (note 3(a)). The Corporation recognized $475 of the deferred gain in 2001 (2000 – $331). As at December 31, 2001, $21,897 of the gain continues to be deferred.

(c) Accounting for future income taxes
The only significant difference between US and Canadian GAAP relates to the treatment of proposed changes in income tax rates. Under Canadian GAAP, future income tax assets and liabilities are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when the differences between the accounting basis and tax basis of assets and liabilities reverse. Under US GAAP, future income tax assets and liabilities are measured using only the currently enacted tax rates and laws in effect when these differences are expected to reverse. As a result, the charge to income taxes in 2000 of $3,526 under Canadian GAAP, resulting from the proposed reductions in the Canadian federal income tax rates announced in 2000, were reversed in 2000 under US GAAP. As at December 31, 2001, this US GAAP difference was eliminated as all proposed reductions introduced in 2001 and 2000 were passed into law during 2001.

The remaining income tax adjustment from Canadian to US GAAP results from the differences between US and Canadian GAAP in calculating earnings before income taxes.

(d) Convertible notes
During 1999, Four Seasons Hotels Inc. issued US$655,519 principal amount at maturity (September 23, 2029) of convertible notes for gross proceeds of US$172,500 (note 9(a)). Under Canadian GAAP, the notes are bifurcated into a debt component (representing the present value of a zero coupon bond of US$655,519 maturing in 2029, yielding 9% per annum, compounding semi-annually) and an equity component (representing the value of the conversion feature of the notes). Accordingly, net proceeds have been allocated $68,902 to long-term obligations and $178,574 to shareholders' equity. The offering expenses and underwriter's commission relating to the debt component of the notes of approximately $2,549 are recorded in other assets.

Under US GAAP, gross proceeds of US$172,500 are recorded as long-term obligations, with a yield to maturity of 4.5%, compounding semi-annually. The total offering expenses and underwriter's commission relating to the notes of approximately $9,410 are recorded in other assets.

(e) Deferred charges
The Corporation defers expenditures directly related to the negotiation, structuring and execution of new management contracts, and if the property is opened, amortizes these deferred costs on a straight-line basis over a 10-year period (note 1(h)).

Under US GAAP, such start-up costs are expensed.

(f) Foreign exchange translation

(i) In June 1998, the Financial Accounting Standards Board in the United States issued Statement of Financial Accounting Standards No. 133 ("FAS 133"), "Accounting for Derivative Instruments and Hedging Activities." FAS 133 establishes accounting and reporting standards for derivatives and hedging. It requires that all derivatives be recognized as either assets or liabilities at fair value and establishes specific criteria for the use of hedging accounting. Statement of Financial Accounting Standards No. 137 deferred the effective date of FAS 133; accordingly, the Corporation's required adoption date was January 1, 2001. In June 2000, Statement of Financial Accounting Standards No. 138 ("FAS 138") was issued. FAS 138 amended the accounting for certain derivative instruments and certain hedging activities and provided guidance on implementing FAS 133. FAS 133 is not to be applied retroactively to financial statements of prior periods.

The only significant impact on the Corporation in 2001 was the mark-to-market of the Corporation's US$ forward exchange contracts which resulted in an additional foreign exchange loss in 2001, under US GAAP, of $5,634.

(ii) During 2001, the Corporation reduced its net investment in one of its Asian self-sustaining subsidiaries and recognized a foreign exchange gain under Canadian GAAP of $4,973 (note 11(a)).

Under US GAAP, the foreign exchange gain can only be recognized on the sale or liquidation of the investment.

(iii) Under US GAAP, the amount of convertible notes allocated to long-term obligations is higher than under Canadian GAAP. The US dollar monetary liabilities is therefore higher under US GAAP, which resulted in an increase of foreign exchange loss in 2001 of $2,096 (2000 – increase of foreign exchange loss of $559) under US GAAP.

(g) Pension plan

The Corporation has a defined benefit pension plan for certain vice presidents and hotel general managers. This plan is funded by life insurance policies on the lives of certain of the participants in the plan.

For Canadian GAAP purposes, the Corporation, effective January 1, 2000, changed its accounting policy relating to the accounting for future employee benefits, including pension benefits. The Corporation adopted the new standard for pension benefits retroactively, without restating the financial statements of prior periods. This eliminated substantially all of the differences between US and Canadian GAAP relating to the accounting for pension benefits.

The only remaining significant difference between US and Canadian GAAP relates to the treatment of actuarial gains and losses. Under Canadian GAAP, the transitional provisions relating to the new Canadian GAAP standard for accounting for pension plans permit the impact of the change to the new standard to be accounted for retroactively, without restatement of prior years' financial statements. As a result, the Corporation recorded in 2000 a charge to retained earnings representing the differences between the amount accrued by the Corporation under the prior accounting standard and the actuarial obligation as measured under the new standard, which included the net unamortized actuarial losses as at December 31, 1999. Under US GAAP, the net unamortized actuarial losses as at December 31, 1999 are amortized, on a straight-line basis, over the expected average remaining service life of employees expected to receive benefits under the plan.

(h) Loss on redemption of debt

During 2001, the Corporation redeemed $100,000 of its unsecured debentures which resulted in an accounting loss of $2,350 (note 9(b)). Under Canadian GAAP, this loss was recorded as an operating loss.

Under US GAAP, this loss, net of applicable income tax recovery, is recorded as an extraordinary loss.

(i) Earnings per share

For Canadian GAAP purposes, the Corporation, effective January 1, 2001, adopted the "treasury stock method" for calculating the dilution relating to shares issuable under the Corporation's stock option plans (note 1(l)). The Corporation has adopted this new accounting standard retroactively, resulting in the restatement of diluted earnings per share for the year ended December 31, 2000. This eliminated the difference between US GAAP and Canadian GAAP relating to the calculation of diluted earnings per share.

(j) Share purchase loans

Under US GAAP, share purchase loans are deducted from shareholders' equity.

(k) Recent accounting pronouncements issued but not yet adopted

(i) Business combinations

In June 2001, the Financial Accounting Standards Board in the United States ("FASB") issued Statement of Financial Accounting Standards No. 141 ("FAS 141") which provides guidance on the accounting for business combinations. FAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The use of the pooling-of-interest method will no longer be permitted. The implementation of FAS 141 is not expected to have an impact on the Corporation. The method of accounting for business combinations under US GAAP and Canadian GAAP will be substantially the same.

(ii) Goodwill and other intangible assets

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("FAS 142") which provides guidance on the accounting for goodwill and other intangible assets. Effective January 1, 2002, goodwill will no longer be required to be amortized, but instead will be subject to an annual test of impairment. An intangible asset will be required to be amortized over its useful life, unless the life is determined to be indefinite. When an intangible asset is determined to have an indefinite useful life, such as the Corporation's investment in trademarks and trade names, no amortization of the asset is required until its life is determined to be no longer indefinite. These intangible assets, however, will be subject to an annual test of impairment. If the carrying value of an intangible asset or goodwill exceeds its fair value, an impairment loss is required to be recognized in an amount equal to the excess. The Corporation did not have an impairment loss as at December 31, 2001.

In addition, the Corporation, in 2001, amortized its investment in management contracts on a straight-line basis over the terms of the contracts. If the life of the contract exceeded 40 years, a 40-year period was used. Under FAS 142, the Corporation will amortize its investment in management contracts over the actual term of the contract in proportion to the benefits received.

Although the impact of FAS 142 on the accounting for goodwill and other intangible assets has not yet been precisely determined, it is expected that the new accounting standard will result in lower amortization expense in 2002 of approximately $1 million to $2 million. The method of accounting for goodwill and other intangible assets under US GAAP and Canadian GAAP will be substantially the same.

(iii) Accounting for asset retirement obligations

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143 ("FAS 143") which provides guidance on the accounting for asset retirement obligations. FAS 143 requires an entity to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. FAS 143 is effective for fiscal years beginning after June 15, 2001. The implementation of FAS 143 is not expected to have an impact on the Corporation.

(iv) Accounting for the impairment or disposal of long-lived assets

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("FAS 144") which provides guidance on the accounting for the impairment or disposal of long-lived assets. FAS 144 provides guidance on how a long-lived asset that is used as part of a group should be evaluated for impairment, establishes criteria for when a long-lived asset is held for sale, and prescribes the accounting for a long-lived asset that will be disposed of other than by sale. In addition, FAS 144 eliminated the exception to consolidation for a temporary controlled subsidiary. This statement also retains the basic provisions of APB Opinion No. 30 for the presentation of discontinued operations in the statement of operations but broadens that presentation to include a component of an entity rather than a segment of business. FAS 144 is effective for fiscal years beginning after December 15, 2001. The Corporation does not expect the implementation of FAS 144 will have a material impact on its consolidated financial statements. The CICA has proposed a similar standard in Canada.

(v) Foreign currency translation and hedging relationships

Effective January 1, 2002, the CICA amended the accounting standard for foreign currency translation by eliminating the requirement to defer and amortize unrealized translation gains and losses on long-term foreign currency denominated monetary items with a determinable life, such as the Corporation's long-term receivables and long-term obligations in US dollars. Due to the hedging relationships established by the Corporation relating to its long-term receivables, long-term obligations, investments in self-sustaining foreign operations and foreign exchange forward contracts, it is not expected that the amendment to the standard on accounting for foreign currency translation will have a significant impact on the Corporation.

In addition, in December 2001, the CICA issued an accounting guideline relating to hedging relationships. The guideline establishes requirements for the identification, documentation, designation and effectiveness of hedging relationships, which will be effective for fiscal years beginning on or after July 1, 2002. The Corporation has not yet determined the impact of the implementation of this guideline on its 2003 consolidated financial statements.

(vi) **Stock-based compensation and other stock-based payments**

In December of 2001, the CICA issued a new standard relating to the accounting for stock-based compensation and other stock-based payments. The new accounting standard requires the use of a fair value based method to account for stock-based payments to non-employees, and employee awards that are direct awards of stock, cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002.

The new accounting standard permits the Corporation to use its existing policy that no compensation expense is recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options or the purchase of shares is recorded as capital stock. The new accounting standard does, however, require additional disclosures for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options.

The new accounting standard is effective on January 1, 2002. It is not expected that the adoption of this standard will have a material impact on the financial condition or results of operations of the Corporation.

(l) Statements of cash provided by operations and cash flows

(i) For Canadian GAAP purposes, the Corporation's statements of cash provided by operations show intermediate subtotals, and only show the total change in non-cash operating assets and liabilities.

US GAAP does not permit intermediate subtotals in cash provided by operations, and requires the statement to show the details of changes in non-cash operating assets and liabilities. In addition, the above adjustments to US GAAP earnings relating to deferred charges would also affect cash provided by operations.

As a result, cash provided by operations would be presented as follows on a US GAAP basis:

	2001	2000
Net earnings based on US GAAP	**$ 57,590**	$ 88,207
Adjustments:		
Depreciation and amortization	**14,218**	12,261
Unrealized foreign exchange loss	**15,018**	1,858
Recovery of loss	**(1,908)**	(4,877)
Gain on disposal of hotel investments	**(30,873)**	(331)
Equity in losses of and distributions from hotel investments	**526**	4,971
Loss on redemption of debt, net of income tax recovery	**1,569**	—
Future income taxes	**7,386**	2,734
Other	**184**	(892)
Changes in non-cash working capital:		
Accounts receivable	**14,412**	(32,674)
Inventory	**(268)**	63
Prepaid expenses	**(993)**	255
Accounts payable and accrued liabilities	**(8,501)**	25,923
Foreign currency translation effect on non-cash working capital	**410**	747
Cash provided by operations based on US GAAP	**$ 68,770**	$ 98,245

(ii) As a result of the above adjustment, the major captions on the Corporation's statements of cash flows on a Canadian GAAP basis are reconciled to a US GAAP basis as follows:

	2001	2000
Cash provided by operations based on Canadian GAAP	**$ 75,510**	$ 102,633
Deferred charges	**(6,740)**	(4,388)
Cash provided by operations based on US GAAP	**68,770**	98,245
Cash provided by (used in) financing based on US and Canadian GAAP	**(103,663)**	3,571
Cash provided by (used in) capital transactions based on Canadian GAAP	**19,023**	(111,997)
Deferred charges	**6,740**	4,388
Cash provided by (used in) capital transactions based on US GAAP	**25,763**	(107,609)
Decrease in cash	**$ (9,130)**	$ (5,793)

(m) Comprehensive income

In June 1997, the Financial Accounting Standards Board in the United States issued Statement of Financial Accounting Standards No. 130 ("FAS 130"), which establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

FAS 130 requires that the Corporation (i) classify items of other comprehensive income by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income separately from capital stock, contributed surplus and retained earnings in the shareholders' equity section of the balance sheet.

The statements of comprehensive income for the years ended December 31, 2001 and 2000 would be presented as follows on a US GAAP basis:

	2001	2000
Net earnings based on US GAAP	**$ 57,590**	$ 88,207
Other comprehensive loss net of income tax:		
Foreign currency translation gain (loss)	**12,092**	(1,614)
Cumulative adjustment for FAS133 adoption	**(1,676)**	—
Reclassified to earnings	**1,676**	—
Comprehensive income based on US GAAP	**$ 69,682**	$ 86,593

The accumulated other comprehensive income balances for the years ended December 31, 2001 and 2000 would be presented as follows on a US GAAP basis:

Balance at December 31, 1999 (foreign currency items)	$ 12,020
Foreign currency translation loss	(1,614)
Balance at December 31, 2000	10,406
Foreign currency translation gain	12,092
Cumulative adjustment for FAS133 adoption	(1,676)
Reclassified to earnings	1,676
Balance at December 31, 2001	**$ 22,498**

(n) Investments in hotel partnerships and corporations

The composition of the Corporation's total investments in hotel partnerships and corporations on a US GAAP basis is as follows:

	2001	2000
Equity method investments	**$ 36,550**	$ 41,507
Other investments, on a cost basis	**99,645**	125,520
Total investments in hotel partnerships and corporations based on US GAAP	**$ 136,195**	$ 167,027

For the equity method investments, the accounting for these investments represents the aggregate of: (i) capital contributions to the partnerships, (ii) the Corporation's proportionate share of the net earnings or loss of the partnerships, (iii) distributions from the partnerships, and (iv) write-offs for impairment in the carrying value of the investment in the partnerships.

The changes in the Corporation's equity method investments are as follows:

	2001	2000
Equity method investments, beginning of year	**$ 41,507**	$ 39,330
Net earnings	**32**	6,687
Distributions received	**(558)**	(9,046)
Additional investments	**366**	530
Transfer/sale of net assets and other	**(4,797)**	4,006
Equity method investments, end of year	**$ 36,550**	$ 41,507

Management and other fees totalling $25,046 and $32,979 were charged by the Corporation to its equity method investees in 2001 and 2000, respectively.

Summarized balance sheet information of the equity method investments (none of which is individually significant), presented on a 100% basis, is as follows:

	2001	2000
Current assets	**$ 78,015**	$ 85,876
Long-term assets, net	**530,707**	540,692
	$ 608,722	$ 626,568
Current liabilities	**$ 154,282**	$ 94,978
Long-term obligations and other	**387,965**	418,481
Equity	**66,475**	113,109
	$ 608,722	$ 626,568

Summarized results of operations of the equity method investments (none of which is individually significant), presented on a 100% basis, are as follows:

	2001	2000
Revenues	**$ 328,517**	$ 471,409
Expenses	**(328,653)**	(418,950)
Net earnings (loss)	**$ (136)**	$ 52,459

The proportionate taxable income or loss of all hotel partnerships and ventures is included in the taxable income of their respective partners. Accordingly, no provisions for income taxes on such entities are included in the above statements.

(o) Accounts payable and accrued liabilities

Accounts payable and accrued liabilities on a US GAAP basis consist of:

		2001		2000
Trade accounts payable	$	19,410	$	18,823
Payroll and employee benefits		15,658		18,453
Accrued sales, marketing and advertising		6,078		2,804
Accrued restructuring charge		2,032		—
Dividends payable		1,815		1,813
Taxes payable		—		17,339
Accrued interest		—		3,000
Other accruals		5,820		8,873
	$	50,813	$	71,105

(p) Stock-based compensation plan

Statement of Financial Accounting Standards No. 123 ("FAS 123") provides guidance on the accounting for stock-based compensation plans, such as the Corporation's Director, Officer and Employee Stock Option Plans (the "Plans").

As allowed by FAS 123, the Corporation has decided to continue to use Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," in accounting for the Plans for US GAAP purposes, pursuant to which there is no significant difference between US and Canadian GAAP in the accounting for the granting of options to employees under the Plans.

FAS 123, however, requires certain pro forma and other information to be disclosed as if the Corporation had measured the compensation element of stock options granted to employees based on the fair value of the options on the date of grant. Accordingly, the compensation element of stock options issued by the Corporation in 2001 and 2000, based on the fair value of the options on the date of grant, has been estimated using a Black-Scholes option pricing model with the following assumptions for 2001 and 2000, respectively: risk-free interest rates ranging from 5.2% to 5.6% and 5.3% to 6.3%; semi-annual dividend per Limited Voting Share of $0.055 for both years; volatility factors of the expected market price of the Corporation's Limited Voting Shares ranging from 45% to 52% and 39% to 44%; and an expected life of the options of 10 years. The weighted-average grant-date fair values of options issued in 2001 and 2000 were $44.65 and $54.70, respectively. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period, which ranges from one to five years. Retroactive application of the fair value method to prior years is not permitted; therefore, the full effect of the fair value method will not be reflected in the pro forma disclosures until it has been applied to all nonvested options. Assuming the Corporation had accounted for its stock options issued under the fair value method, US GAAP pro forma net earnings for the year ended December 31, 2001 would have been $26,813 (2000 – $62,674) and US GAAP pro forma basic earnings per share and pro forma diluted earnings per share for the year ended December 31, 2001 would have been $0.77 and $0.76, respectively (2000 – $1.81 and $1.75, respectively).

Corporate Governance

General

The Corporation's corporate governance policies are designed to ensure that the Board of Directors of FSHI (the "Board") can fulfill its statutory mandate to supervise the management of the business and affairs of FSHI with the goal of maximizing shareholder value. The Corporation's system of governance is consistent with the guidelines for effective corporate governance (the "Guidelines") that have been adopted by The Toronto Stock Exchange. The by-laws of The Toronto Stock Exchange require disclosure on an annual basis of the approach to corporate governance by companies listed on the Exchange. The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. The Company reviews its approach to corporate governance against the Guidelines and other developments relating to corporate governance annually.

The Board of Directors

In fulfilling its statutory mandate and discharging its duty of stewardship of FSHI, the Board assumes responsibility for:

(a) reviewing and approving the strategic planning and business objectives that are submitted by management and monitoring the implementation by management of the strategic plan;

(b) identifying the principal business risks for the Corporation and overseeing the implementation and monitoring of appropriate risk management systems, with the Audit Committee assisting the Board in the implementation and monitoring of appropriate risk management systems and the monitoring of the risks and reporting on these matters regularly to the Board;

(c) ensuring internal control and management information systems for the Corporation are in place, evaluated as part of the internal auditing process and reviewed periodically by the Audit Committee, with the Audit Committee assessing the effectiveness of the internal control and management information systems through meetings held with the external auditors, as appropriate, and senior management and a review of reports prepared by senior management;

(d) assessing the performance of the Corporation's executive officers, including monitoring the establishment of appropriate systems for succession planning and for periodically monitoring the compensation levels of such executive officers based on the determinations made by the Compensation and Organization Committee; and

(e) ensuring that the Corporation has in place a policy for effective communication with shareholders, other stakeholders and the public generally.

The Board is scheduled to meet five times a year and meets more frequently if required. During the 2001 fiscal year, the Board held 10 meetings.

The Guidelines suggest that every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management.

The Guidelines suggest that the chairman of the board of directors should not be a member of management or, alternatively, that the board adopt equivalent procedures such as assigning the responsibility of ensuring that the board discharges its responsibility to a lead director or committee of the board. In this respect, the Corporation has adopted a variety of structures to allow for the independence of the Board from management, including the appointment of the Chairman of the Corporate Governance Committee as lead director, the practice of having non-management members of the Board meet periodically as a group, the Board initiating discussions with senior management without the Chief Executive Officer present so that they may voice any concerns, and the ongoing monitoring of the relationship between the Board and management by the Corporate Governance Committee, which is chaired by an independent director.

Another of the Guidelines recommends that the board of directors and the Chief Executive Officer should develop position descriptions for the board and for the Chief Executive Officer that define the limits of management's responsibilities. In this regard, the Board has adopted a job description and statement of functions for the Chief Executive Officer that delegates to him the day-to-day responsibility for directing the affairs of the Corporation and for meeting the corporate objectives and implementing the corporate policies approved by the Board. The Chief Executive Officer reports formally to the Board, as well as less formally through discussions with members of the Board, to advise the Board on a timely basis of courses of action that are being considered by management and are being followed. The Board exercises its responsibility for oversight through the approval of all significant decisions and initiatives. The Board is satisfied that the Chief Executive Officer has reported to, and sought the consent of, the Board where necessary and appropriate.

Board Composition

The Guidelines require careful consideration of the size, composition and relative independence of corporate boards. The Guidelines recommend that a corporation should be constituted with a majority of individuals who qualify as unrelated directors. According to the Guidelines, an "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship that could, or could reasonably be perceived to, interfere materially with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. The Guidelines emphasize the ability to exercise objective judgment, independent of management, as a hallmark of an unrelated director.

Due to the resignation of Mr. Mustafa Ibrahim Al-Hejailan on January 2, 2002 and the appointment of Mr. Simon M. Turner to the Board on February 14, 2002, the size of the Board remains unchanged at 13 members.

The Board, in conjunction with the Corporate Governance Committee, has determined, after reviewing the roles and relationships particular to each of the directors, that seven of the 13 directors of FSHI who served in the 2001 financial year were unrelated. The directors who were considered to be unrelated in 2001 are Nan-b de Gaspé Beaubien, Charles S. Henry, Murray B. Koffler, J. Robert S. Prichard, Benjamin Swirsky, Shuichiro Tamaki and Mustafa Ibrahim Al-Hejailan. Upon the resignation of Mustafa Ibrahim Al-Hejailan on February 14, 2002 Simon M. Turner, who is considered an unrelated director, was reappointed to the Board.

Mr. Isadore Sharp is a "significant shareholder" (as defined in the Guidelines) of FSHI since he controls shares carrying the ability to exercise a majority of the votes for the election of the Board. The Guidelines suggest that where there is a significant shareholder, the Board should include a number of directors who do not have interests in, or relationships with, either the Corporation or the significant shareholder and who fairly reflect the investment in FSHI by shareholders other than the significant shareholder. Seven of the directors who served in the 2001 financial year are also unrelated to the significant shareholder and are unrelated to the Corporation for these purposes. The Board believes that, at present, this balance serves the Corporation's needs.

In 1997, the articles of FSHI were amended to permit holders of Limited Voting Shares, as a class, to elect two members of the Board. Accordingly, at each annual meeting of shareholders two members of the Board are elected by holders of Limited Voting Shares. At the Annual Meeting of the Shareholders on May 30, 2001, Nan-b de Gaspé Beaubien and J. Robert S. Prichard were elected by the holders of the Limited Voting Shares.

The Board believes that it has functioned, and continues to function, independently of management.

Committees of the Board of Directors

The Board has three committees. The members of the Committees are appointed annually following the election of the Board of Directors at the Annual Meeting of Shareholders. These Committees are generally composed of outside directors and a majority of these directors are unrelated. In this regard, the Corporation complies with the Guidelines. The only member of management represented on a Committee is the Chief Executive Officer, who sits on the Compensation and Organization Committee. The Chief Executive Officer is not present when matters relating to his own compensation are being discussed.

Each of the Committees periodically reviews and assesses its mandate and has the authority to retain special legal, accounting or other consultants to advise the Committee.

In 2001, the Committees of the Board were as follows:

Audit Committee Members: Charles S. Henry, Murray B. Koffler, Lionel H. Schipper, Benjamin Swirsky (Chairman).

The Audit Committee is composed entirely of outside directors. It has primary oversight responsibility for the Corporation's financial reporting, risk management and internal controls. The Committee has unrestricted access to the Corporation's personnel and documents and to the Corporation's external auditors and takes advantage of such access as it deems necessary. The Audit Committee reviews the annual and quarterly financial statements and accompanying management's discussion and analysis and recommends their approval to the Board. It is not, however, the responsibility of the Audit Committee to determine that the Corporation's financial statements are complete and accurate and in accordance with generally accepted accounting principles, which is the responsibility of management, or to plan and conduct audits of the Corporation's financial statements, which is the responsibility of the external auditor. The Audit Committee assesses the independence of the external auditor and the external auditor's other relationships with the Corporation, reviews the scope and planning of the external audit, the form of audit report and any correspondence from or comment by the external auditors regarding financial reporting and internal controls.

In an effort to ensure the independence of the external auditor, the Audit Committee has limited the external auditor's ability to provide certain non-audit services. More particularly, the Audit Committee has limited the ability of the external auditor to provide internal audit services or consulting on computer systems used for financial accounting and reporting. The Audit Committee will review any proposal for other non-audit services to be provided by the external auditor that might reasonably be expected to compromise the independence of the auditor in discharging its audit-related responsibilities. The Audit Committee will also review the hiring of partners or managers of the external auditors by the Corporation who have had a direct involvement in a recent audit. The Audit Committee is updated regularly about current accounting issues and developments and has explained to it the various alternatives available under GAAP that could result in lower revenues and/or profits and higher asset write-offs and/or greater liabilities. The Audit Committee updates the Board of the foregoing as necessary. The Audit Committee reviews the competence of key partners and managers of the external auditors. In addition, the Audit Committee reviews relevant analyst reports and press accounts of the Corporation's accounting practices and disclosures. Accordingly, the Corporation complies with the applicable Guidelines.

Compensation and Organization Committee Members: Nan-b de Gaspé Beaubien, Edmond Creed, Charles S. Henry, Lionel H. Schipper (Chairman), Isadore Sharp, Benjamin Swirsky.

The Compensation and Organization Committee has responsibility for ensuring that a process is in place to maintain a compensation program for the senior executive officers of the Corporation at a fair and competitive level. The Committee also has responsibility for ensuring that programs related to manpower planning, management development, succession planning, career path planning and performance evaluation are effectively integrated with the Corporation's strategy. The Committee reviews the compensation and remuneration of the Board with a view to ensuring that it realistically reflects the responsibilities and risk involved in being an effective director. Accordingly, the Corporation complies with the applicable Guidelines.

Corporate Governance Committee Members: Nan-b de Gaspé Beaubien, Charles S. Henry, Murray B. Koffler, J. Robert S. Prichard (Chairman), Lionel H. Schipper.

The Corporate Governance Committee is composed entirely of outside directors, a majority of whom are unrelated directors. Its mandate is to enhance the Corporation's corporate governance process through ongoing assessment, and recommendations for improvement, of the Corporation's approach to corporate governance. The Corporate Governance Committee develops for the approval of the Board a report on the Corporation's corporate governance practices. When necessary, the Corporate Governance Committee determines suitable candidates for nominees as directors, periodically reviews the mandates of and assesses the effectiveness of committees of the Board, and assesses the effectiveness of the directors, oversees an orientation and education program for new recruits to the Board in order to familiarize them with the business of the Corporation, reviews the relationship between management and the Board, and assesses the Board's effectiveness as a whole. The Corporate Governance Committee has also been granted the authority and direction to take such other initiatives as are needed to help the Board address corporate governance issues and to approve the engagement of independent advisors for individual directors at the expense of the Corporation, if the need should arise. Accordingly, the Corporation complies with the applicable Guidelines.

Communicating to Shareholders

The Board of FSHI is committed to an effective communications policy for the benefit of all stakeholders including shareholders, debt holders, suppliers, guests, governmental authorities, employees and members of the investment community. In addition to its timely and continuous disclosure obligations under applicable law, the Board also has a formal policy for dealing with analysts, shareholders and the financial press so as to facilitate the dissemination of information. These practices are intended to provide timely disclosure of material information in a manner that is broadly accessible on a non-exclusionary basis by all market participants.

To facilitate this open communication and to avoid selective disclosure, the Corporation holds regular information meetings or calls after the release of quarterly and annual results and holds meetings or calls in association with the release of other information by the Corporation. All such meetings and calls are open to the public. Details of the notice of time, place, general substance and method of accessing any such meeting or call and instructions as to where and how long the public will be able to access transcripts or replays are broadly disseminated. To increase accessibility, all such information is also available through the Corporation's website.

Corporate Directory

Directors

Edmond M. Creed*
Retired Executive

Frederick Eisen
President and CEO
The Eisen Corporation

H. Roger Garland
Corporate Director

Nan-b de Gaspé Beaubien***
Co-Chair, Business Families Foundation and
Co-Chair, Philbeau Company

Charles S. Henry***
President
Hotel Capital Advisers, Inc.

Murray B. Koffler+**
Partner
The Koffler Group

J. Robert S. Prichard**
President
Torstar Media Group
Chief Operating Officer
Torstar Corporation

Lionel H. Schipper*+**
President
Schipper Enterprises Inc.

Anthony Sharp
President
AD Sharp Development, Inc.

Isadore Sharp*

Benjamin Swirsky*+
Chairman and
Chief Executive Officer
Beswir Properties Inc.

Shuichiro Tamaki
Executive Vice President
Japan-Mexico Hotel Investment Co., Ltd.

Simon M. Turner+
Principal
Hotel Capital Advisers, Inc.

*Member of Compensation and Organization Committee
+Member of Audit Committee
**Member of Corporate Governance Committee

Honorary Past Director

Max Sharp
Retired Executive

Officers

Isadore Sharp
Chairman and
Chief Executive Officer

Wolf H. Hengst
President
Worldwide Hotel Operations

Douglas L. Ludwig
Executive Vice President
Chief Financial Officer
and Treasurer

Craig O. Reith
Vice President Finance
and Assistant Treasurer

Kathleen Taylor
President
Worldwide Business Operations

Randolph Weisz
Senior Vice President
General Counsel and Secretary

Sarah Cohen
Vice President
Corporate Counsel and
Assistant Secretary

Management Committee

Antoine Corinthios
President
Europe, Middle East and Africa

James FitzGibbon
President
Asia Pacific

Wolf H. Hengst
President
Worldwide Hotel Operations

Douglas L. Ludwig
Executive Vice President
Chief Financial Officer
and Treasurer

Isadore Sharp
Chairman and
Chief Executive Officer

Barbara M. Talbott
Executive Vice President
Marketing

Kathleen Taylor
President
Worldwide Business Operations

John W. Young
Executive Vice President
Human Resources

Corporate Vice Presidents

Deborah Brown
Vice President,
Human Resources,
North America

Sarah Cohen
Vice President
Corporate Counsel

David B. Crowl
Vice President,
Sales and Marketing,
Europe, Middle East and Africa

Mike Duwaji
Senior Vice President
Finance, Operations

Stuart Fearnley
Senior Vice President,
Design and Construction

Charles J. Ferraro
Senior Vice President,
Operations

Chris Garland
Vice President and
Director of Finance,
Asia Pacific

Ivan Goh
Senior Vice President,
Rooms

Susan J. Helstab
Senior Vice President,
Corporate Marketing

Barbara Henderson
Vice President,
Taxation and Investor Relations

Peter Hodgson
Vice President,
Corporate Planning

Thomas Hubler
Vice President,
Sales, North America

Michael Hwu
Vice President,
Management Information Systems

Dana Kalczak
Vice President,
Design and Construction

H. E. (Duffy) Keys
Senior Vice President,
Residence Clubs

Alfons E. Konrad
Senior Vice President,
Food and Beverage

Steve Lambert
Vice President,
Finance and Administration
Residence Clubs

Nicholas Mutton
Senior Vice President,
Operations

Roy A. Paul
Senior Vice President,
Development

Craig O. Reith
Vice President,
Finance

Jonathan Sicroff
Vice President,
Hotel Marketing

Michele Sweeting
Vice President,
Procurement

Sandra Ward
Vice President,
Human Resources, International

Randolph Weisz
Senior Vice President
General Counsel

Scott Woroch
Vice President,
Business Development, Asia

Regional Vice Presidents

Marcos Bekhit
Four Seasons Istanbul

Stan Bromley
Four Seasons San Francisco

Robert Cima
Four Seasons Philadelphia

Ignacio Gomez
Four Seasons Prague

Thomas Gurtner
Four Seasons Boston

Christopher Hart
Four Seasons Scottsdale

Christopher Hunsburger
Four Seasons Washington D.C.

Neil Jacobs
Four Seasons Singapore

William Mackay
Four Seasons Los Angeles

Peter O'Colmain
Regent Beverly Wilshire

Craig Reid
Four Seasons Dallas

John Stauss
Four Seasons London

Corporate Directory

Corporate Offices

Four Seasons Hotels and Resorts
1165 Leslie Street
Toronto, Ontario
Canada M3C 2K8
Telephone: (416) 449-1750
FAX: (416) 441-4374
Web site address:
www.fourseasons.com

Annual Meeting

The Annual Meeting of Shareholders will be held at 10:00 a.m. on Wednesday, May 22, 2002 in the Regency Ballroom, Four Seasons Hotel Toronto, 21 Avenue Road, Toronto, Ontario, Canada

Stock Listings

The Toronto Stock Exchange
Stock Ticker Symbol: FSH
New York Stock Exchange
Stock Ticker Symbol: FS

Dividend Information

11 cents per Limited Voting Share and 5.5 cents per Variable Multiple Voting Share per annum paid semi-annually in January and July

Transfer Agent and Registrar

Computershare Trust Company of Canada
Halifax, Montreal, Toronto, Winnipeg, Calgary, Vancouver

Computershare Trust Company, Inc.
New York

Auditors

KPMG LLP

Shareholder Information

Barbara Henderson,
Vice President, Taxation and Investor Relations
(416) 441-4329
e-mail:
investors@fourseasons.com

Reservations Information

For reservations at Four Seasons Hotels and Resorts, please call toll-free:

(800) 268-6282 in Canada
(800) 332-3442 in the United States

Or visit our web site at www.fourseasons.com

For reservations at Regent International Hotels, please call toll-free:
(800) 545-4000 in Canada and the United States


FOUR SEASONS